                                         Filed Pursuant to Rule 424(b)(3)
                                         Registration No. 333-102658

PROSPECTUS

                              K&F INDUSTRIES, INC.

                               OFFER TO EXCHANGE
     UP TO $250,000,000 9 5/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2010 FOR ALL OUTSTANDING 9 5/8% SERIES A SENIOR SUBORDINATED NOTES DUE 2010

     - We are offering to exchange new registered 9 5/8% Series B Senior Subordinated Notes due 2010 for all of our outstanding unregistered 9 5/8% Series A Senior Subordinated Notes due 2010.

     - The exchange offer expires at 5:00 p.m., New York City time, on March 4, 2003, unless extended.

     - The exchange offer is subject to the conditions set forth under "The Exchange Offer -- Conditions to the Exchange Offer."

     - All original notes outstanding that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the exchange notes.

     - Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

     - The exchange of notes should not be a taxable exchange for U.S. federal income tax purposes.

     - We will not receive any proceeds from the exchange offer.

     - The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will not have transfer restrictions, and you will not have registration rights.

     - There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF MATTERS YOU SHOULD CONSIDER BEFORE YOU PARTICIPATE IN THIS EXCHANGE OFFER.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this prospectus is January 31, 2003

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Industry and Market Data..............    i
Special Note Regarding Forward-Looking
  Statements..........................   ii
Summary...............................    1
Risk Factors..........................   13
Use of Proceeds.......................   22
The Exchange Offer....................   23
Capitalization........................   31
Unaudited Pro Forma Consolidated
  Financial Information...............   32
Selected Historical Consolidated
  Financial Information...............   38
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   40

                                        PAGE
                                        ----
Business..............................   47
Management............................   56
Security Ownership....................   63
Certain Transactions..................   64
Description of Certain Indebtedness...   66
Description of the Notes..............   67
Certain United States Federal Tax
  Considerations......................  102
Plan of Distribution..................  105
Legal Matters.........................  106
Experts...............................  106
Where You Can Find More Information...  106
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to Kenneth M. Schwartz, K&F Industries, Inc., 600 Third Avenue, New York, New York 10016, (212) 297-0900. In order to ensure timely delivery of the information, any request should be made by February 18, 2003.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer covered by this prospectus. If given or made such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended, sometimes referred to herein as the Securities Act. A participating broker-dealer may use this prospectus in connection with resales of the exchange notes where the corresponding original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed one year after the exchange date, we will make this prospectus available to any broker-dealer for use in connection with any of those resales. See "The Exchange Offer."
                            ------------------------

                            INDUSTRY AND MARKET DATA

     We have obtained some industry and market share data from third party sources that we believe to be reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.
                            ------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

     All forward looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.
                            ------------------------

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors." References to worldwide markets and market share information contained herein have been derived from information compiled by us due to the lack of independently compiled information. Such references exclude markets previously controlled by the former U.S.S.R. about which accurate information is not readily available. Unless otherwise indicated, all references in this prospectus to "K & F Industries," "K & F," "we," "us," "our" or similar terms refer to K & F Industries, Inc. together with its subsidiaries. We have included the financial information for the twelve months ended September 30, 2002. We believe this information will be more informative due to the effects the terrorist attacks on September 11, 2001 had on the aerospace industry.

                                  THE COMPANY

     We are, through our wholly-owned subsidiary, Aircraft Braking Systems Corporation, or Aircraft Braking Systems, one of the world's leading manufacturers of aircraft wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft, supplying approximately 20% of the worldwide market for these products. We believe we are, through our other wholly-owned subsidiary, Engineered Fabrics Corporation, or Engineered Fabrics, the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 80% of the worldwide commercial transport and general aviation markets and over 50% of the domestic military market for such products. During the years ended December 31, 1999, 2000 and 2001, we reported revenues of $356.0 million, $375.9 million and $355.3 million, respectively. During the twelve months ended September 30, 2002, or the LTM Period, we reported revenues of $339.2 million, of which 54%, 28% and 18% was derived from the commercial transport, military and general aviation sectors, respectively. EBITDA was $104.3 million, cash flow provided by operating activities was $78.3 million, cash flow used by investing activities was $13.5 million and cash flow used by financing activities was $64.0 million, in each case for the LTM Period.

AIRCRAFT BRAKING SYSTEMS

     Aircraft Braking Systems' products are marketed domestically and internationally through six sales offices located in three countries and are used on approximately 28,000 commercial transport, military and general aviation aircraft. Products include aircraft wheels, steel and carbon brakes and brake control systems. More than 75% of Aircraft Braking Systems' revenues are derived from the sale of replacement parts. For the LTM Period, 87% of our total revenues were derived from sales made by Aircraft Braking Systems.

     We believe that Aircraft Braking Systems is the largest supplier of wheels and brakes for:

     - high-cycle, medium and short-range commercial aircraft, i.e. regional jets, which make more frequent landings than long-range commercial aircraft and correspondingly require more frequent replacement of wheels and brakes;

     - the United States military and

     - high-end general aviation aircraft.

     Aircraft Braking Systems also manufactures brake control systems for use on a variety of commercial transport, military and general aviation aircraft. Of the three principal suppliers in the wheel and brake industry, Aircraft Braking Systems is the only significant manufacturer of brake control systems. We believe that the ability to integrate the design and performance characteristics of wheels, brakes and anti-skid systems into a complete brake control system provides Aircraft Braking Systems with a competitive advantage over its two largest competitors. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

     Some of the fleets of aircraft on which our products are used include:

     - Commercial Transport -- Boeing DC-9, DC-10 and MD-90; Fokker FO-100/70, F-28 and F-50/60; Bombardier CRJ-100/200 and CRJ-700; Fairchild Dornier DO-228; Saab 340 and Saab 2000, all of which are supplied on a sole source basis.

     - Military -- Northrop Grumman F-14 fighter; Lockheed Martin F-16 fighter and C-130 transport; Boeing B-1B bomber.

     - General Aviation -- Gulfstream G-I, G-II, G-III and G-IV; Dassault Falcon 900EX; Learjet 31A and 60. We have also been selected to supply the wheels and brakes for the new Dassault Falcon 7X and the Raytheon Hawker 450.

     In the commercial transport segment, Aircraft Braking Systems currently sells its products to a wide variety of airframe manufacturers, commercial airlines and replacement part distributors. Our products are used on a broad range of large commercial transports (100 seats or more), regional jets and other commuter aircraft (between 20 and 120 seats). Customers include American Airlines, Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swiss Air, Northwest Airlines, Continental Airlines, Saudi Arabian Airlines, AeroMexico, TAM Airlines, China Eastern Airlines, Honeywell and Goodrich Corporation. Additionally, we provide spare replacement parts for aircraft manufactured by the four largest commercial aircraft manufacturers: Boeing, Airbus, Bombardier and Embraer.

     In the military segment, our products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Substantially all of our military products are sold to the U.S. Department of Defense, foreign governments and to airframe manufacturers, including Lockheed Martin, Boeing, Sikorsky, Bell, Saab and AIDC in Taiwan.

     The general aviation segment includes personal, business and executive aircraft (19 seats or less). Customers include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Learjet, Canadair, Cessna, Dassault and Israeli Aircraft Industries, and distributors, such as Aviall.

     Aircraft manufacturers are required to obtain regulatory airworthiness certification of their commercial aircraft by the Federal Aviation Administration, or the FAA, by the United States Department of Defense in the case of military aircraft, and by similar agencies in most foreign countries. This process, which is both costly and time consuming, involves testing the entire airframe, including the wheels and braking system, to demonstrate that the airframe in operation complies with governmental requirements for safety and performance. Once a manufacturer's wheels and brakes have been certified and installed on an aircraft, FAA regulations and similar requirements in foreign countries generally require that all replacement parts for such systems be provided by such manufacturer, commonly referred to as sole sourcing. The aircraft manufacturers and the wheel and brake suppliers, in conjunction with the FAA, also require the replacement of such parts at regular intervals, which for medium- and short-range commercial aircraft generally averages once or twice a year (a typical medium- or short-range commercial aircraft makes approximately 2,200 landings per year).

     In accordance with industry practice in the commercial aviation industry, aircraft wheel and brake suppliers customarily sell original wheel and brake assemblies below cost in order to win selection of their products by airframe manufacturers and airlines. Aircraft Braking Systems accounts for this initial sale to aircraft manufacturers as an investment, commonly referred to as a program investment, and expenses it when the equipment is shipped. Program investments are typically recouped through the sale of replacement parts. Since most modern aircraft have a useful life of 25 years or longer, we typically generate recurring revenues from sales of replacement parts over the life of the aircraft, recouping our initial investment in original equipment before the end of the useful life of the aircraft. From January 1996 through September 2002, we spent an aggregate of approximately $367.0 million for research, development, design, capital expenditures and the supply of original wheel and brake equipment to aircraft manufacturers.

ENGINEERED FABRICS

     With its proprietary technology, Engineered Fabrics is the only FAA-certified supplier of polyurethane manufactured fuel tanks in the United States. Certain fuel tanks produced by Engineered Fabrics feature "selfsealing" technology that significantly reduces the potential for fires, leaks and spilled fuel following a crash. During the LTM Period, 13% of our total revenues were derived from sales made by Engineered Fabrics.

     Some of Engineered Fabrics' fuel tank programs include the following:

     - Fixed-Wing Military Aircraft -- F-18 C/D and E/F, F-14, F-15, F-16, C-130, KC-10 and KC-135.

     - Military Helicopters -- Sikorsky UH-60 Blackhawk, SH-60 Seahawk, CH/MH-53 and RAH-66 Comanche; Boeing CH-47 and Bell/Boeing V-22.

     - Commercial Helicopters -- MD-500, MD-600 and Bell 214-ST.

     In addition, Engineered Fabrics manufactures and sells iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses.

                               BUSINESS STRATEGY

     COMMERCIAL TRANSPORT. Since 1989, Aircraft Braking Systems has directed its efforts toward expanding its presence on high-cycle regional jets, which typically make more frequent landings than long-range commercial aircraft and require more frequent replacement of wheels and brakes. As a result, we believe that Aircraft Braking Systems has become the largest supplier of wheels and brakes for regional jets, adding approximately 1,900 medium- and short-range commercial aircraft to the portfolio of aircraft using its products. We believe that this strategy has been successful, because more and more passengers are demanding non-stop service to the destination of their choice, with more frequent departure times. This increase in point-to-point service has resulted in fewer connecting flights but more frequent service from smaller, local airports. Following the events of September 11, 2001, major airlines became increasingly dependent on lower-cost regional aircraft, further accelerating point-to-point geographical coverage, even as the major airlines reduced capacity overall by grounding some planes and eliminating some flights.

     MILITARY. We will continue to try to increase our leadership in the military sector. The 2003 U.S. defense budget for aircraft procurement is $24.2 billion. This reflects an approximate 19.5% increase over 2002 levels. This renewed emphasis on defense spending is expected to benefit the fleet of more than 12,000 military aircraft already in Aircraft Braking Systems' customer portfolio through replenishment, upgrades and modernization activities and may lead to additional program opportunities. In addition, Engineered Fabrics is expected to benefit from this renewed emphasis as more than 70% of its revenues for the LTM Period were attributable to U.S. military sales.

     GENERAL AVIATION. We will continue to focus on high-end business and executive jet platforms within the general aviation sector. We expect further utilization of aircraft within this sector through the increased popularity of "fractional" ownership of aircraft, which allows multiple parties to share in the ownership of an aircraft through such forms as memberships and limited partnerships. Business jet utilization should also benefit from the perception of greater safety, as well as the convenience of easier security checks. We believe that Aircraft Braking Systems already provides braking equipment for more than 50% of the business jets in the current general aviation fleet.

                             COMPETITIVE STRENGTHS

     RECURRING REVENUE BASE PROVIDES STRONG CASH FLOWS. More than 75% of Aircraft Braking Systems' sales are recurring revenues derived from the sale of high-margin replacement wheels and brakes to its installed base of aircraft. In addition, a substantial portion of our sales of replacement wheels and brakes are for platforms supplied on a sole source basis. Further, Aircraft Braking Systems has historically maintained annual price increases that have outpaced its increases in costs, which allows for improving EBITDA margins. Our ability to generate free cash flow has allowed us to repay $292.0 million principal amount of debt (and pay interest required) since October 1997.

     DIVERSIFIED BUSINESS PLATFORM. We sell our products to more than 175 airlines, airframe manufacturers, governments and distributors. Our products are installed on approximately 28,000 commercial transport, military and general aviation aircraft. This diversified business platform reduces our dependence on any particular customer or market segment. For instance, while sales to the commercial transport sector were negatively impacted following the events of September 11, 2001, increased demand for our products by the military helped us maintain our financial performance.

     FAVORABLE CHARACTERISTICS OF EXISTING PROGRAMS. A large part of Aircraft Braking Systems' existing programs in the commercial transport sector are in the "mature" stage, whereby a particular aircraft platform is no longer being produced but has a full fleet in service, e.g. Boeing's MD-80 program. This is favorable to us because our investments to establish these programs are largely completed, resulting in cash inflows from replacement part sales. Additionally, programs in which we are currently investing, or "growth" platforms, should provide stability and substantial cash flow in the future, more than offsetting the loss of revenues from "declining" programs.

     HISTORY OF SUCCESSFUL PRODUCT INNOVATION. Aircraft Braking Systems, or its predecessors, has been in the aircraft wheel and brake business since 1929. As such, we have a history of consistent leadership in the market and a strong reputation for innovation. For example, we won the first carbon brake production contract in 1970 for the F-15. Carbon brakes have significant weight savings over steel brakes, and last longer. More recently, we have introduced our next-generation NuCarb(TM) carbon brakes. We believe that NuCarb(TM) will provide industry-leading performance at a lower cost than the carbon we now produce. New platforms which will be equipped with NuCarb(TM) brakes include the ERJ-170/190 regional jets, as well as the Dassault F-7X large business jet. This history of innovation has contributed to our leading market position and our reputation for quality.

     SIGNIFICANT BARRIERS TO ENTRY. The long-term nature of aircraft manufacturing programs, as well as the impact of original FAA certification and the requirements for certified manufacturers to provide replacement parts, make the wheel and brake market difficult to enter. Once a manufacturer's wheels and brakes have been certified and installed on an aircraft, FAA regulations and similar requirements in foreign countries generally require that all replacement parts for such systems be provided by the original manufacturer of the braking equipment. New programs favor suppliers with extensive industry experience and require significant upfront investments which have long payback periods.

     EXPERIENCED MANAGEMENT TEAM. Our operations are managed by a highly experienced team with a proven record in the aircraft wheel and brake business. This team possesses a strong understanding of operating a business under a leveraged capital structure. As a team, senior executives average approximately 30 years in the industry. The team combines exceptional market knowledge with entrepreneurial spirit, making it highly sensitive to new market opportunities and cost savings.

     Our principal executive offices are located at 600 Third Avenue, New York, New York 10016 and our telephone number is (212) 297-0900.

                                RECAPITALIZATION

     On December 20, 2002, concurrently with the closing of the offering, we consummated our recapitalization. The recapitalization consisted of the following transactions:

     - We repaid all of the outstanding borrowings under our then existing credit facility of $32.0 million as of December 20, 2002.

     - We entered into a new credit facility in an aggregate principal amount of up to $30.0 million. See "Description of Certain Indebtedness -- New Credit Facility."

     - We issued $250.0 million of new senior subordinated notes.

     - We paid $200.0 million to the holders of our common stock as a dividend.

     - We paid $9.4 million to holders of our common stock options.

     The following table illustrates the sources and uses of funds for the recapitalization.

SOURCES OF FUNDS                  AMOUNT
----------------              ---------------
                              ($ in millions)
New Senior Subordinated
  Notes.....................       250.0
                                  ------
          Total Cash
            Sources.........      $250.0
                                  ======
Refinancing of Existing
  Credit Facility...........      $ 32.0
Distribution to Holders of
  Common Stock..............       200.0
Payments to Holders of
  Common Stock Options......         9.4
Estimated Fees and
  Expenses..................         8.5
Increase in Cash............          .1
                                  ------
          Total Cash Uses...      $250.0
                                  ======

                               THE EXCHANGE OFFER

     On December 20, 2002 we privately placed $250,000,000 aggregate principal amount of 9 5/8% Series A Senior Subordinated Notes due 2010, which we refer to as the original notes, in a transaction exempt from registration under the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated as of December 20, 2002, with the initial purchaser of the original notes. In the registration rights agreement, we agreed to register under the Securities Act an offer of our new 9 5/8% Series B Senior Subordinated Notes due 2010, which we refer to as the exchange notes, in exchange for the original notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the original notes. In this prospectus we refer to the original notes and the exchange notes as the notes. You should read the discussion under the heading "Description of Notes" for information regarding the notes.

THE EXCHANGE OFFER............   This is an offer to exchange $1,000 in
                                 principal amount of exchange notes for each $1,000 in principal amount of original notes.
                                 The exchange notes are substantially identical to the original notes, except that:

                                 - the exchange notes will be freely
                                   transferable, other than as described in this prospectus;

                                 - the exchange notes will not contain any
                                   legend restricting their transfer;

                                 - holders of the exchange notes will not be
                                   entitled to the rights of the holders of the original notes under the registration rights agreement; and

                                 - the exchange notes will not contain any
                                   provisions regarding the payment of
                                   liquidated damages.

                                 We believe that you can transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

                                 - acquire the exchange notes in the ordinary
                                   course of your business;

                                 - are not and do not intend to become engaged
                                   in a distribution of the exchange notes;

                                 - are not an "affiliate" (within the meaning of
                                   the Securities Act) of ours;

                                 - are not a broker-dealer that acquired the
                                   original notes directly from us; and

                                 - are not a broker-dealer that acquired the
                                   original notes as a result of market-making or other trading activities.

                                 If any of these conditions are not satisfied and you transfer any exchange note without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

                                 Each broker-dealer that receives exchange notes for its own account in exchange for original notes that it acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

REGISTRATION RIGHTS
AGREEMENT.....................   Under the registration rights agreement, we
                                 have agreed to use our best efforts to
                                 consummate the exchange offer or cause the original notes to be registered under the Securities Act to permit resales. If we are not in compliance with our obligations under the registration rights agreement, liquidated damages will accrue on the original notes in addition to the interest that is otherwise due on the original notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on the notes. The exchange notes will not contain any provisions regarding the payment of liquidated damages. See "Description of the
                                 Notes -- Registration Rights; Liquidated
                                 Damages."

MINIMUM CONDITION.............   The exchange offer is not conditioned on any
                                 minimum aggregate principal amount of original notes being tendered for exchange.

EXPIRATION DATE...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on March 4, 2003, unless we extend it.

EXCHANGE DATE.................   Original notes will be accepted for exchange at
                                 the time when all conditions of the exchange offer are satisfied or waived. The exchange notes will be delivered promptly after we accept the original notes.

CONDITIONS TO THE EXCHANGE
OFFER.........................   Our obligation to complete the exchange offer
                                 is subject to certain conditions. See "The
                                 Exchange Offer -- Conditions to the Exchange
                                 Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

WITHDRAWAL RIGHTS.............   You may withdraw the tender of your original
                                 notes at any time before the expiration of the exchange offer on the expiration date. Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

PROCEDURES FOR TENDERING
ORIGINAL NOTES................   See "The Exchange Offer -- How to Tender."

U.S. FEDERAL TAX
CONSEQUENCES..................   The exchange of the original notes for exchange
                                 notes by U.S. holders should not be a taxable exchange for U.S. federal income tax purposes and U.S. holders should not recognize any taxable gain or loss as a result of such exchange. See "Certain United States Federal
                                 Tax Considerations."

EFFECT ON HOLDERS OF ORIGINAL
NOTES.........................   If the exchange offer is completed on the terms
                                 and within the period contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See "Description of the Notes -- Registration Rights; Liquidated
                                 Damages."

                                 HOLDERS OF ORIGINAL NOTES WHO DO NOT TENDER
                                 THEIR ORIGINAL NOTES WILL CONTINUE TO HOLD
                                 THOSE ORIGINAL NOTES. ALL UNTENDERED, AND
                                 TENDERED BUT UNACCEPTED, ORIGINAL NOTES WILL
                                 CONTINUE TO BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED FOR IN THE

                                 ORIGINAL NOTES AND THE INDENTURE UNDER WHICH
                                 THE ORIGINAL NOTES WERE ISSUED. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See "Risk Factors -- You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer."

USE OF PROCEEDS...............   We will not receive any proceeds from the
                                 issuance of the exchange notes in the exchange offer.

EXCHANGE AGENT................   U.S. Bank National Association (as successor to
                                 State Street Bank and Trust Company) is serving as the exchange agent in connection with the exchange offer.

                               TERMS OF THE NOTES

     The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes.

     The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will be registered under the Securities Act and certain transfer restrictions, registration rights and liquidated damages relating to the original notes will not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See "Description of the Notes."

ISSUER........................   K & F Industries, Inc.

NOTES OFFERED.................   $250,000,000 in aggregate principal amount of
                                 9 5/8% Series B Senior Subordinated Notes due
                                 2010.

MATURITY DATE.................   December 15, 2010.

INTEREST PAYMENT DATES........   June 15 and December 15 of each year,
                                 commencing on June 15, 2003.

RANKINGS......................   The notes are our unsecured senior subordinated
                                 obligations. Accordingly, they rank:

                                 - subordinate in right of payment to all of our
                                   existing and future senior indebtedness
                                   (including our and our subsidiaries'
                                   obligations under our new credit facility);

                                 - equal in right of payment to our existing and
                                   future senior subordinated indebtedness;

                                 - senior in right of payment to our future
                                   subordinated indebtedness; and

                                 - effectively subordinated to indebtedness and
                                   other liabilities of our subsidiaries.

                                 Assuming we had completed the recapitalization as of September 30, 2002, the notes:

                                 - would have been subordinated to approximately
                                   $13.8 million of our senior indebtedness;

                                 - would have been subordinated to approximately
                                   $104.4 million of indebtedness and other liabilities of our subsidiaries (excluding obligations incurred under our new credit facility); and

                                 - would have ranked equal in right of payment
                                   with $185.0 million of our other senior
                                   subordinated indebtedness.

OPTIONAL REDEMPTION...........   On or after December 15, 2006, we may redeem
                                 some or all of the notes at any time at the redemption prices described in the section
                                 "Description of the Notes -- Optional
                                 Redemption."

                                 Before December 15, 2005, we may redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings, provided at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.

MANDATORY REDEMPTION..........   If we sell certain assets or experience
                                 specific kinds of changes in control, we must offer to repurchase the notes at the prices, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section
                                 "Description of the Notes -- Repurchase at the Option of Holders."

COVENANTS.....................   We issued the original notes and will issue the
                                 exchange notes under an indenture between us and the trustee. The indenture (among other things) limits our ability and that of our restricted subsidiaries to, among other things:

                                 - incur additional indebtedness and issue
                                   preferred stock;

                                 - pay dividends or make other distributions;

                                 - make other restricted payments and
                                   investments;

                                 - create liens;

                                 - incur restrictions on the ability of our
                                   subsidiaries to pay dividends or other
                                   payments to us;

                                 - sell assets;

                                 - merge or consolidate with other entities; and

                                 - enter into transactions with affiliates

                                 Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes -- Certain Covenants."

EXCHANGE OFFER; REGISTRATION
RIGHTS........................   Pursuant to the registration rights agreement
                                 we agreed to:

                                 - use our reasonable best efforts to file a
                                   registration statement within 45 days after the issue date of the original notes, enabling holders to exchange the notes for publicly registered exchange notes with substantially identical terms;

                                 - use our reasonable best efforts to cause the
                                   registration statement to become effective within 120 days after the issue date of the original notes;

                                 - consummate the exchange offer within 30 days
                                   of the effective date of the registration statement; and

                                 - file a shelf registration statement for the
                                   resale of the original notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

                                 If we do not comply with these registration obligations, we will be required to pay liquidated damages to holders of the original notes affected thereby under certain circumstances. See "Description of the
                                 Notes -- Registration Rights; Liquidated
                                 Damages."

     For a discussion of certain risks that should be considered in connection with an investment in the notes, see "Risk Factors" beginning on page 13.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following table presents our summary historical consolidated financial information for the years ended December 31, 1999, 2000 and 2001, the nine months ended September 30, 2001 and 2002 and the summary unaudited pro forma consolidated financial information for the LTM Period, giving effect to the recapitalization. Our historical financial information for each of the years ended December 31, 1999, 2000 and 2001 is derived from our audited financial statements. Our historical financial information for the nine months ended September 30, 2001 and 2002 is derived from our unaudited financial statements which, in the opinion of our management, contain all adjustments necessary for a fair presentation of this information. The historical financial information for the nine months ended September 30, 2002 is not necessarily indicative of the results expected for the full year. The pro forma statement of operations and other data for the LTM Period give effect to the recapitalization as if it had been consummated on January 1, 2001. The pro forma balance sheet information gives effect to the recapitalization as if it had been consummated as of September 30, 2002. The pro forma statement of operations and other data for the LTM Period do not reflect a non-recurring charge of $9.4 million to reflect a payment to holders of our common stock options related to the recapitalization, and is not necessarily indicative of the results that actually would have been achieved had the recapitalization been consummated as of the dates indicated or that might be achieved in current or future periods. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes, "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

                                                                                                              PRO FORMA FOR
                                                                                         NINE MONTHS ENDED     THE TWELVE
                                                          YEAR ENDED DECEMBER 31,          SEPTEMBER 30,      MONTHS ENDED
                                                       ------------------------------   -------------------   SEPTEMBER 30,
                                                         1999       2000       2001       2001       2002         2002
                                                       --------   --------   --------   --------   --------   -------------
                                                                              (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $355,951   $375,890   $355,334   $268,090   $251,979     $339,223
Cost of sales........................................   197,757    199,459    204,036    150,070    144,611      198,577
                                                       --------   --------   --------   --------   --------     --------
Gross margin.........................................   158,194    176,431    151,298    118,020    107,368      140,646
Independent research and development.................    13,996     15,763     16,188     12,209     11,097       15,076
Selling, general and administrative expenses.........    33,245     37,666     30,273     23,540     22,711       29,444
Amortization(a)......................................     8,773      8,118      8,837      6,463      2,930        5,304
                                                       --------   --------   --------   --------   --------     --------
Operating income.....................................   102,180    114,884     96,000     75,808     70,630       90,822
Interest expense, net................................    40,396     35,993     32,569     26,331     19,456       47,629
                                                       --------   --------   --------   --------   --------     --------
Income before income taxes...........................    61,784     78,891     63,431     49,477     51,174       43,193
Income tax (provision) benefit.......................    12,136    (14,906)   (27,447)   (21,033)   (21,495)     (18,509)
                                                       --------   --------   --------   --------   --------     --------
Net income...........................................  $ 73,920   $ 63,985   $ 35,984   $ 28,444   $ 29,679     $ 24,684
                                                       ========   ========   ========   ========   ========     ========
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital......................................  $ 76,622   $ 45,695   $ 39,223   $ 45,902   $ 37,504     $ 31,407
Total assets.........................................   441,868    430,085    404,008    423,434    405,924      406,427
Long-term debt (includes current maturities).........   433,625    347,125    285,625    302,000    238,000      448,800
OTHER DATA (FOR THE PERIOD):
EBITDA(b)............................................  $119,448   $131,012   $112,889   $ 88,212   $ 79,576     $104,253
EBITDA margin........................................     33.6%      34.9%      31.8%      32.9%      31.6%        30.7%
Cash interest expense, net...........................  $ 38,560   $ 34,238   $ 26,954   $ 20,772   $ 18,160     $ 45,866
Capital expenditures.................................    10,413      9,845      5,057      3,565      1,842        3,334
Depreciation and amortization........................    17,268     16,128     16,889     12,404      8,946       13,431
EBITDA/cash interest, net............................      3.10x      3.83x      4.19x      4.25x      4.38x        2.27x
Total debt/EBITDA....................................      3.63x      2.65x      2.53x                              4.30x

---------------

(a) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the periods presented, amortization would have decreased by $6.1 million for each of the three years in the period ended December 31, 2001, $4.6 million for the nine months ended September 30, 2001 and $1.5 million for the pro forma LTM Period. Net income would have increased to $77.6 million, $68.9 million, $39.4 million, $31.1 million and $25.6 million for the years ended December 31, 1999, 2000 and 2001, the nine months ended September 30, 2001 and the pro forma LTM Period, respectively.

(b) EBITDA represents operating income plus depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs. We included EBITDA because we believe that certain investors find it useful. EBITDA may not be comparable to similarly titled measures reported by other companies.

                                  RISK FACTORS

     You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing the notes. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

RISKS RELATING TO THIS OFFERING

YOU MAY NOT BE ABLE TO SELL YOUR ORIGINAL NOTES IF YOU DO NOT EXCHANGE THEM FOR REGISTERED EXCHANGE NOTES IN THE EXCHANGE OFFER.

     If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to the restrictions on transfer as stated in the legend on the original notes. In general, you may not reoffer, resell or otherwise transfer the original notes in the United States unless they are:

     - registered under the Securities Act;

     - offered or sold under an exemption from the Securities Act and applicable state securities laws; or

     - offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

     We do not currently anticipate that we will register the original notes under the Securities Act. Except for limited instances involving the initial purchaser or holders of original notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes in the exchange offer, we will not be under any obligation to register the original notes under the Securities Act under the registration rights agreement or otherwise. Also, if the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on your original notes.

HOLDERS OF THE ORIGINAL NOTES WHO DO NOT TENDER THEIR ORIGINAL NOTES WILL HAVE NO FURTHER REGISTRATION RIGHTS UNDER THE REGISTRATION RIGHTS AGREEMENT.

     Holders who do not tender their original notes, except for limited instances involving the initial purchaser or holders of original notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes in the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive liquidated damages.

THE MARKET FOR THE ORIGINAL NOTES MAY BE SIGNIFICANTLY MORE LIMITED AFTER THE EXCHANGE OFFER AND YOU MAY NOT BE ABLE TO SELL YOUR ORIGINAL NOTES AFTER THE EXCHANGE OFFER.

     If original notes are tendered and accepted for exchange under the exchange offer, the trading market for the original notes that remain outstanding may be significantly more limited. As a result, the liquidity of the original notes not tendered for exchange could be adversely affected. The extent of the market for the original notes and the availability of price quotations would depend upon a number of factors, including the number of holders of the original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for the original notes that are not exchanged in the exchange offer may be affected adversely as the original notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the original notes that are not exchanged more volatile.

THERE ARE STATE SECURITIES LAW RESTRICTIONS ON RESALE OF THE EXCHANGE NOTES.

     In order to comply with the securities laws of certain jurisdictions, the exchange notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the exchange notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

YOUR ORIGINAL NOTES WILL NOT BE ACCEPTED FOR EXCHANGE IF YOU FAIL TO FOLLOW THE EXCHANGE OFFER PROCEDURES AND, AS A RESULT, YOUR ORIGINAL NOTES WILL CONTINUE TO BE SUBJECT TO EXISTING TRANSFER RESTRICTIONS AND YOU MAY NOT BE ABLE TO SELL YOUR ORIGINAL NOTES.

     We will not accept your original notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange.

THERE IS NO ESTABLISHED TRADING MARKET FOR THE EXCHANGE NOTES.

     The exchange notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

     - the liquidity of any such market that may develop;

     - the ability of holders of exchange notes to sell their exchange notes; or

     - the price at which the holders of exchange notes would be able to sell their exchange notes.

     If such a market were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We have been advised by the initial purchaser that it presently intends to make a market in the exchange notes. However, it is not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Exchange Act of 1934, as amended.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE NOTES.

     We have a significant amount of indebtedness. On September 30, 2002, after giving pro forma effect to the offering of the original notes, we would have had total indebtedness of $448.8 million (of which $250.0 million would have consisted of the notes and the balance would have consisted of other debt). Also, after giving pro forma effect to the offering of original notes, our ratio of earnings to fixed charges would have been 1.88x for the LTM Period.

     Our substantial indebtedness could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to these notes;

     - increase our vulnerability to general adverse economic and industry conditions;

     - reduce the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, program investment efforts and other general corporate needs;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors with less debt; and

     - limit our ability to borrow additional funds.

     The indenture contains, and our new credit facility contains, financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Assuming we completed the recapitalization on September 30, 2002, our new credit facility would have permitted additional borrowings of up to $14.3 million (net of outstanding letters of credit of $1.9 million) after completion of the offering of the original notes and all of those borrowings would rank senior to the notes. In addition, our existing $185.0 million 9 1/4% senior subordinated notes mature before the notes, are currently redeemable and the indenture permits the refinancing of such notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would increase. See "Description of Certain Indebtedness -- New Credit Facility."

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures, program investment efforts and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our new credit facility are adequate to meet our liquidity needs for the foreseeable future.

     Nevertheless, we cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our new credit facility to enable us to pay our indebtedness, including our existing $185.0 million 9 1/4% senior subordinated notes, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new credit facility, these notes and our existing $185.0 million 9 1/4% senior subordinated notes (which mature in 2007) on commercially reasonable terms or at all.

YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.

     These notes rank behind all of our existing indebtedness (other than trade payables and our existing $185.0 million 9 1/4% senior subordinated notes) and all of our future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes.

     As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and before any payment may be made on these notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

     Assuming we had completed the recapitalization on September 30, 2002, these notes would have been subordinated to $13.8 million of senior debt and approximately $14.3 million (net of outstanding letters of credit of $1.9 million) would have been available for borrowing as additional senior debt under our new credit facility. In addition, our existing $185.0 million 9 1/4% senior subordinated notes mature before the notes, are currently redeemable and the indenture permits the refinancing of such notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

THESE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE DEBTS OF OUR SUBSIDIARIES.

     We have limited operations of our own and derive substantially all of our revenue and cash flow from our subsidiaries. None of our subsidiaries will guarantee these notes. Creditors of our subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, these notes will effectively be subordinated to the prior payment of all of the debts (including trade payables) of our subsidiaries.

     Assuming we had completed the recapitalization on September 30, 2002, the aggregate amount of indebtedness and other liabilities of our subsidiaries would have been approximately $104.4 million. Further, these notes would have been subordinated to an additional $13.8 million of senior debt and approximately $14.3 million (net of outstanding letters of credit of $1.9 million) would have been available to our subsidiaries for additional borrowing under our new credit facility. We cannot assure you that if our subsidiaries were to have their debt accelerated they would be able to repay such indebtedness. We also cannot assure you that our assets and our subsidiaries' assets will be sufficient to fully repay these notes and our other indebtedness. See "Description of Certain Indebtedness -- New Credit Facility."

BECAUSE OF OUR SUBSTANTIAL INDEBTEDNESS, THE PENSION BENEFIT GUARANTEE CORPORATION COULD SEEK TO REQUIRE THAT WE MAKE INCREASED PENSION PLAN CONTRIBUTIONS.

     We maintain defined benefit pension plans for our employees. As of our most recent valuation date, our plans were fully funded as calculated under ERISA guidelines. These pension plans may not be fully funded at all times because of factors beyond our control, such as the performance of the capital markets and interest rates. These external factors impact the value of pension assets and the valuation of the pension liability.

     The Pension Benefit Guarantee Corporation, a federal agency commonly referred to as the PBGC that oversees and insures pension plans, has the authority to require that the company increase its contributions to its pension plans when they are underfunded based upon PBGC assumptions. From October 15, 1997 until October 31, 2002, we were subject to an agreement with the PBGC that required us to make contributions to our pension plans in excess of the amounts that were otherwise required by law and to secure our obligations under that agreement with a lien in favor of the agency on our assets. The PBGC's calculation of our unfunded pension liability was $27.2 million at October 31, 1997. The PBGC required us to pay $4.5 million in 1997 and contribute during the life of the agreement amounts in excess of ERISA minimum contribution requirements. We have fulfilled our obligations with respect to this agreement and have received confirmation from the PBGC that our agreement terminated as of October 31, 2002. The PBGC uses its own assumptions, which are different from ERISA guidelines, to calculate the value of pension assets and the valuation of the pension liability. Using the PBGC's assumptions, as of October 31, 2002, the pension plans were underfunded by approximately $35.0 million. Since there currently is not a new agreement in place with the PBGC and we are incurring substantial indebtedness under the offering, there can be no assurance that the PBGC will not seek to obtain a similar type of agreement from us again involving excess funding and collateral arrangements which could adversely affect our cash flows.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID OBLIGATIONS AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM INSOLVENT DEBTORS. ALTERNATIVELY, YOUR CLAIMS COULD BE SUBORDINATED TO OTHER DEBTS.

     Various fraudulent conveyance laws could be utilized by a court to subordinate or void these notes in favor of other creditors. A substantial portion of the proceeds of the original notes were used to pay a distribution to the holders of our equity interests. If a court, in a lawsuit on behalf of an unpaid creditor or a representative of our creditors, were to conclude that, at the time we paid the net proceeds of the sale of the original notes to the holders of our equity interests, we:

     (1) intended to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

     (2) did not receive fair consideration or reasonably equivalent value for issuing the notes (for example, because holders of our equity interests, and not us, received the benefits of the sale of the notes), and we:

        - were insolvent;

        - were rendered insolvent by reason of the distribution;

        - were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on the business; or

        - intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured,

the court could void these notes or subordinate these notes to the claims of our other creditors.

     None of these types of claims have been made, and we believe that the debt evidenced by these notes is being incurred for proper purposes, in good faith and without creating insolvency for purposes of those fraudulent transfer laws. There can be no assurance, however, as to what standard a court might apply in making those determinations or that a court would agree with our conclusions.

WE MAY NOT BE ABLE TO RAISE THE MONEY NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under our new credit facility will not allow such repurchases. See "Description of the Notes -- Repurchase at the Option of Holders."

THE INTERESTS OF OUR CONTROLLING STOCKHOLDERS MAY DIFFER FROM THE INTERESTS OF THE HOLDERS OF THE NOTES.

     Each of the BLS Group (as defined under "Description of the Notes -- Certain Definitions") and certain merchant banking partnerships affiliated with Lehman Brothers owns 50% of our capital stock. Bernard L. Schwartz and such partnerships are entitled to designate the members of our Board of Directors. You should consider that the interests of these controlling stockholders may differ from yours in material respects. For example, they may cause us to pursue a growth strategy which could impact our ability to make payments on the notes. See "Security Ownership" and "Certain Transactions."

RISKS RELATING TO OUR BUSINESS

OUR COMMERCIAL BUSINESS IS SENSITIVE TO OUR CUSTOMERS' USAGE OF PLANES AND OUR CUSTOMERS' PROFITABILITY. OUR BUSINESS IS, IN TURN, AFFECTED BY GENERAL ECONOMIC CONDITIONS.

     We compete in the aircraft component segment of the aerospace industry. Our business is directly affected by economic factors and other trends that affect our customers, including projected market growth that may not materialize or be sustainable. Specifically, the aircraft component segment is sensitive to changes in the number of miles flown by paying customers of commercial airlines, which are referred to as revenue passenger miles, and, to a lesser extent, to changes in the profitability of the commercial airline industry and the size and age of the worldwide aircraft fleet.

     Revenue passenger miles and airline profitability have historically been correlated with the general economic environment, although national and international events can also play a key role. During 2001, further softening of the global economy resulted in many airlines reporting or forecasting net losses. Moreover, as a result of the September 11, 2001 terrorist attacks, the airline industry has been severely affected. All domestic airlines were grounded for a period of three days following the terrorist attack. Since resuming service, certain major carriers have filed for bankruptcy protection while others are expected to shortly. Many major carriers have parked or retired some of their fleets and have reduced workforces and flights. As a result of the substantial reduction in airline traffic arising from the September 11 terrorist attacks and their aftermath, as well as other factors such as the weak economy, the airline industry incurred, and continues to incur, large losses. The full impact of these events is not yet known and any future terrorist attacks could cause airlines to cancel or delay the purchase of spare parts and new aircraft. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The demand for Aircraft Braking Systems' replacement parts varies based on the number of aircraft equipped with Aircraft Braking Systems' products and the number of landings made by those aircraft. A reduction in airline travel will usually result in reduced utilization of commercial aircraft, fewer landings, and a corresponding decrease in Aircraft Braking Systems' sales, related income and cash flow.

     During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there may be a decrease in demand for certain of our products. Therefore, any future decline in revenue passenger miles, airline profitability or the size of the worldwide aircraft fleet, for any reason, could have a material adverse effect on our business. See "Business -- The Aircraft Wheel and Brake Industry."

PARTICIPATION IN NEW AIRCRAFT PROGRAMS NEGATIVELY AFFECTS OUR CASH FLOW.

     Since original equipment in new commercial aircraft is supplied at or substantially below the cost of production, delivery of new aircraft equipped with Aircraft Braking Systems' products decreases our cash flow. Our business plan budgets cash needs based on current delivery schedules of new aircraft and also accommodates certain increases in aircraft deliveries. However, significant, unanticipated increases in commercial aircraft deliveries in a given year could have a material adverse impact on our cash flow in that year. In addition, if we do not have sufficient capital to participate in all of the new programs we would like to invest in, our future cash flows could be adversely affected.

THE UNITED STATES GOVERNMENT IS A SIGNIFICANT CUSTOMER, THE LOSS OF WHICH COULD ADVERSELY AFFECT US.

     Sales to the United States government or to prime contractors or subcontractors of the government were approximately 24%, 21%, 17% and 15% of our total sales for the LTM Period and the years ended December 31, 2001, 2000 and 1999, respectively. The loss of all or a substantial portion of those types of sales could adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Government Contracts."

     Part of our defense business is derived from contracts that are firm, fixed-price contracts under which we agree to perform for a predetermined price. Although our fixed-price contracts generally permit us to keep unexpected profits if costs are less than projected, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract.

     In addition, we bear the risk that the U.S. government may unilaterally suspend us from new contracts pending the resolution of alleged violations of procurement laws or regulations. The terms of defense contracts with the U.S. government generally permit the government to terminate contracts partially or completely, with or without cause, at any time. Any unexpected termination of a significant government contract could have an adverse effect on our business. Our U.S. government sales are also subject to changes in the government's procurement policies and, at times, the need to bid on programs in advance of design completion. A reduction in expenditures by the U.S. government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns would have an adverse effect on our cash flow and results of operations.

A DECLINE IN THE UNITED STATES DEFENSE BUDGET MAY ADVERSELY AFFECT OUR SALES OF PARTS USED ON MILITARY AIRCRAFT.

     The United States' defense budget has fluctuated in recent years, at times resulting in reduced demand for new aircraft and, to a lesser extent, spare parts. In addition, foreign military sales are affected by U.S. government regulations, regulations by the purchasing foreign government and political uncertainties in the United States and abroad. The United States' defense budget may continue to fluctuate, and may decline, and sales of defense related items to foreign governments may decrease. If there is a decline which reduces demand for our components, our business may be adversely affected.

WE COULD BE ADVERSELY AFFECTED BY A LAWSUIT IF ONE OF OUR COMPONENTS CAUSES AN AIRCRAFT TO CRASH AND WE ARE NOT COVERED BY OUR INSURANCE POLICIES.

     Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us. While we believe that our liability insurance is adequate to protect us from future product liability claims, in fact it may not be enough. Also, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our business.

THE AIRLINE INDUSTRY IS HEAVILY REGULATED AND FAILURE TO COMPLY WITH APPLICABLE LAWS COULD REDUCE OUR SALES OR REQUIRE US TO INCUR ADDITIONAL COSTS TO ACHIEVE COMPLIANCE, WHICH COULD REDUCE OUR RESULTS OF OPERATIONS.

     The Federal Aviation Administration prescribes standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Civil Aviation Board, regulate these matters in other countries. If we fail to qualify or to obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.

     From time to time the FAA or comparable agencies propose new regulations or changes to existing regulations. These new changes or regulations generally cause an increase in costs of compliance. To the extent the FAA, or comparable agencies, implement regulation changes or new regulations in the future, we may incur significant additional costs to achieve compliance.

     To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits United States companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could have a material adverse effect on our business.

ANY PROBLEM OR INTERRUPTION IN OUR SUPPLY FROM KEY VENDORS COULD DELAY PRODUCTION AND ADVERSELY AFFECT OUR SALES.

     We rely on independent suppliers for key raw materials, some of which may be available only from limited sources. We have from time to time experienced limited interruptions of supply but we may experience a serious interruption in the future. Our continued supply of materials is subject to a number of risks including:

     - the destruction of our suppliers' facilities or their distribution infrastructure;

     - a work stoppage or strike by our suppliers' employees;

     - the failure of our suppliers to provide materials of the requisite quality;

     - the failure of essential equipment at our suppliers' plants;

     - the failure or shortage of supply of raw materials to our suppliers; and

     - contractual amendments and disputes with our suppliers.

     In addition, contracts with certain of our suppliers for raw materials and other goods are short-term contracts. We cannot assure you that these suppliers will continue to provide products to us at attractive prices or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, it could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.

     Competition in the aircraft component segment of the aerospace industry is intense and concentrated. We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell's Aircraft Landing Systems Division and Goodrich Corporation. Both significant competitors are larger and have greater financial resources than us. The principal competitors for brake control systems are the Hydro-Aire Division of Crane Co. and Messier Bugatti in France. The principal competitors for fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur of France, both owned by Zodiac S.A., a French Company. Many of our competitors have greater resources than us, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of aircraft components have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, program investments and sales and marketing. We cannot assure you that we will have enough resources to make the necessary investments to do so and we cannot assure you that we will be able to compete successfully in this market or against such competitors. See "Business -- Competition."

TO THE EXTENT WE DO BUSINESS INTERNATIONALLY, THERE ARE UNCERTAINTIES WHICH COULD AFFECT OUR OPERATING RESULTS.

     While most of our operations are based in the United States, each of our facilities sells to foreign governments and airlines all over the world. As a result, approximately 40% of our consolidated sales for the past three fiscal years were from sales outside of the U.S. and we believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenues for the foreseeable future. International operations and any foreign business expansion plans we may undertake are subject to numerous additional risks, including:

     - the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

     - foreign customers may pay more slowly than customers in the U.S.;

     - compliance with U.S. Department of Commerce export controls;

     - unexpected changes in regulatory requirements;

     - the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

     - the potential difficulty in enforcing intellectual property rights in some foreign countries.

     As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     Our operations, like those of other companies engaged in similar businesses, are subject to federal, state and local environmental, health and safety laws and regulations. We may be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. We have made, and will continue to make, capital and other expenditures in order to comply with these laws and regulations. Although we believe that we are currently in substantial compliance with these laws and regulations, we cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material.

     We cannot predict what environmental legislation will be enacted in the future or how existing laws will be administered or interpreted. In the future, contamination may be discovered at our facilities or at off-site locations where we send waste. The remediation of such newly-discovered contamination, or the enactment of new laws or a stricter interpretation of existing laws, may require us to make additional expenditures, some of which could be material.

                                USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. On December 20, 2002, concurrently with the closing of the sale of the original notes, we consummated our recapitalization. The recapitalization consisted of the following transactions:

     - We repaid all of the outstanding borrowings under our existing credit facility of $32.0 million as of December 20, 2002.

     - We entered into a new credit facility in an aggregate principal amount of up to $30.0 million. See "Description of Certain Indebtedness -- New Credit Facility."

     - We issued $250.0 million of new senior subordinated notes.

     - We paid $200.0 million to the holders of our common stock as a dividend.

     - We paid $9.4 million to holders of our common stock options.

     The following table illustrates the sources and uses of funds for the recapitalization.

    SOURCES OF FUNDS                 AMOUNT
    ---------------------------  ---------------
                                 ($ in millions)
    New Senior Subordinated
      Notes....................      $250.0
                                     ------
              Total Cash
                Sources........      $250.0
                                     ======

USES OF FUNDS                    AMOUNT
---------------------------  ---------------
                             ($ in millions)
Refinancing of Existing
  Credit Facility..........      $ 32.0(a)
Distribution to Holders of
  Common Stock.............       200.0
Payments to Holders of
  Common Stock Options.....         9.4
Estimated Fees and
  Expenses.................         8.5
Increase in Cash...........          .1
                                 ------
          Total Cash
            Uses...........      $250.0
                                 ======

---------------
(a) As of December 20, 2002, our existing debt to be repaid consisted of a $30.0 million term loan which bore annual interest at the London Interbank Offered Rate, commonly referred to as LIBOR, plus 2 1/4% and matured in October 2005, and a $2.0 million revolving loan which bore annual interest at LIBOR plus 1 1/2% and matured in October 2003.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     On December 20, 2002, we privately placed the original notes in a transaction exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to the registration rights agreement with the initial purchaser of the original notes, we agreed to:

     - prepare and file, within 45 days of the date on which we issued the original notes, an exchange offer registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange the original notes for exchange notes that are substantially identical in all material respects to the original notes except that they will not contain terms with respect to transfer restrictions or registration rights and will be registered under the Securities Act;

     - use our best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 120 days after the date on which we issued the original notes; and

     - promptly after the exchange offer registration statement is declared effective, offer the exchange notes in exchange for surrender of the original notes and use our best efforts to consummate the exchange offer within 30 business days after the effective date of the exchange offer registration statement.

     We will be entitled to consummate the exchange offer on the expiration date provided that we have accepted all original notes previously validly tendered in accordance with the terms set forth in this prospectus and the letter of transmittal. In addition, under certain circumstances described below, we may be required to file a shelf registration statement to cover resales of the notes. If we do not comply with certain of our obligations under the registration rights agreement, we must pay liquidated damages to holders of the original notes in addition to the interest that is otherwise due on the notes. See "Description of the Notes -- Registration Rights; Liquidated Damages." The purpose of the exchange offer is to fulfill our obligations with respect to the registration rights agreement. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, where you acquired such original notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

     Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal that accompanies this prospectus, with respect to the original notes, we are offering to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of original notes. The terms of the exchange notes are substantially identical to the terms of the original notes for which they may be exchanged in the exchange offer, except that the exchange notes will generally be freely transferrable. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. Any original notes that remain outstanding after the consummation of the exchange offer, together with all exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the indenture. See "Description of the Notes."

     The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

     Based on existing interpretations of the Securities Act by the staff of the Securities and Exchange Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that you may offer for resale, resell and otherwise transfer the exchange notes without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, if you are an "affiliate" (within the meaning of the Securities Act) of ours, or you intend to participate in the exchange offer for the purpose of distributing the exchange notes, or you are a broker-dealer (within the meaning of the Securities Act) that acquired notes in a transaction as part of your market-making or other trading activities and who has arranged or has an understanding with any person to participate in the distribution of the exchange notes, you:

     - will not be able to rely on the interpretations by the staff of the Securities and Exchange Commission set forth in the above-mentioned no-action letters;

     - will not be able to tender your notes in the exchange offer; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of your notes unless such sale or transfer is made pursuant to an exemption from such requirements.

     To participate in the exchange offer you will be required to represent to us at the time of the consummation of the exchange offer, among other things, that (1) you are not an affiliate of ours; (2) you are not engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes to be issued in the exchange offer; and (3) you are acquiring the exchange notes in the ordinary course of your business. In addition, in connection with any resales of exchange notes, any broker-dealer who acquired exchange notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Securities and Exchange Commission has taken the position that such a broker-dealer may fulfill its prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the initial sale of the original notes) with this prospectus. Under the registration rights agreement, we are required to allow a broker-dealer and other persons with similar prospectus delivery requirements, if any, to use this prospectus in connection with the resale of such exchange notes for a period of time not less than one-year following the consummation of the exchange offer. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, where you acquired such original notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." You will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to your exchange of original notes for exchange notes in the exchange offer.

SHELF REGISTRATION STATEMENT

     If any holder of original notes notifies us within 20 business days following the consummation of the exchange offer:

     - that such holder is prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer; or

     - that such holder may not resell the exchange notes acquired in the exchange offer without delivering a prospectus and the prospectus contained in the registration statement is not appropriate or available for resales by the holder; or

     - that such holder is a broker-dealer and holds notes acquired directly from us or our affiliates,

we will file, on or prior to 60 days after we receive proper notice from any such holder, and in any event within 120 days after the issuance of the original notes, a shelf registration statement, pursuant to Rule 415 of the Securities Act, relating to original or exchange notes. The shelf registration statement may be an amendment to the exchange offer registration statement. We will use our best efforts to cause the shelf registration statement to be declared effective by the Securities and Exchange Commission as promptly as possible, but not later than 60 days after we become obligated to file the shelf registration statement. We will use our best efforts to keep the shelf registration statement effective, supplemented and amended, as required, for at least two years following the date the shelf registration statement first becomes effective, or a shorter period ending when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or are no longer restricted securities (as defined in Rule 144A under the Securities Act).

     You will not be entitled, except if you were an initial purchaser of the original notes, to have your notes registered under the shelf registration statement, unless you agree in writing to be bound by the applicable provisions of the registration rights agreement. In order to sell your notes under the shelf registration statement, you generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, you will be subject to the civil liability provisions under the Securities Act in connection with those sales and indemnification obligations under the registration rights agreements.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer expires on the expiration date. The expiration date is 5:00 p.m., New York City time, on March 4, 2003, unless we in our sole discretion extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to U.S. Bank National Association, as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer. The exchange date will occur promptly after the expiration date. We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under "-- Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us or (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the original notes on the exchange date.

     If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days. This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

HOW TO TENDER

     The tender to us of original notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

General Procedures

     A holder of an original note may tender the same by (i) properly completing and signing the letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

     If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to as an Eligible Program, within the meaning of Rule 17Ad-15 under the Exchange Act. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact such holder promptly and instruct such holder to tender original notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such original notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company, which we refer to as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of original notes by causing the Book-Entry Transfer Facility to transfer such original notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS IS AT YOUR ELECTION AND RISK. IF SENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, OBTAIN PROPER INSURANCE, AND COMPLETE THE MAILING SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

     Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the exchange agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the exchange offer if the holder does not provide its taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to us and the exchange agent.

Guaranteed Delivery Procedures

     If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the back cover hereof on or prior to the expiration date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the original notes are registered, the principal amount of the original notes and, if possible, the certificate numbers of the original notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the original notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless original notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal accompanied by the original notes (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely Book-Entry Confirmation).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

     None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer. The party tendering original notes for exchange, to whom we refer to as the Transferor, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor's agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of such tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The Transferor further agrees that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor. See "-- Terms of the Exchange."

WITHDRAWAL RIGHTS

     Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered original notes to be withdrawn, the certificate numbers of original notes to be withdrawn, the principal amount of original notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such original notes exchanged, and the name of the registered holder of such original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn. The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice thereof to the exchange agent.

     The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding original notes and we may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

     - any federal law, statute, rule, regulation or interpretation of the staff of the Securities and Exchange Commission has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

     - any federal law, statute, rule, regulation or interpretation of the staff of the Securities and Exchange Commission has been proposed, adopted or enacted that, in our judgment, might result in the holders of the exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretations of the Securities and Exchange Commission as described in this Prospectus;

     - an action or proceeding has been instituted or threatened in any court or by any government or governmental agency, foreign or domestic, that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

     - there has occurred a material adverse development in any existing action or proceeding that might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

     - any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939;

     - all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained;

     - there is a change in the current interpretation by the staff of the Securities and Exchange Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus; or

     - a material adverse change shall have occurred in our business, condition, operations or prospects.

     The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

     Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

EXCHANGE AGENT

     U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

SOLICITATION OF TENDERS; EXPENSES

     We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $150,000.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

     The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

APPRAISAL RIGHTS

     You will not have dissenters' rights or appraisal rights in connection with the exchange offer.

FEDERAL INCOME TAX CONSEQUENCES

     The exchange of original notes for exchange notes by holders should not be a taxable exchange for federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange. See "Certain United States Federal Tax Considerations."

OTHER

     Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their original notes in the exchange offer will continue to hold such original notes and will be entitled to all the rights, and limitations applicable thereto, under the indenture, except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See "Description of the Notes." All untendered original notes will continue to be subject to the restriction on transfer set forth in the indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See "Risk Factors -- Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes."

     We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes which are not tendered in the exchange offer.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of September 30, 2002 and as adjusted to give effect to the recapitalization. The table should be read in conjunction with the "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              AS OF SEPTEMBER 30, 2002
                                                              ------------------------
                                                               ACTUAL       PRO FORMA
                                                              --------     -----------
                                                               (dollars in thousands)
Long-term debt (including current portion):
  Existing credit facility..................................  $ 53,000(a)   $      --
  New credit facility.......................................        --         13,800(b)
  9 1/4% Senior Subordinated Notes due 2007.................   185,000        185,000
  9 5/8% Senior Subordinated Notes due 2010.................        --        250,000
                                                              --------      ---------
  Total long-term debt......................................   238,000        448,800
  Stockholders' deficiency..................................   (28,450)      (234,337)
                                                              --------      ---------
          Total capitalization..............................  $209,550      $ 214,463
                                                              ========      =========

---------------

(a) At December 20, 2002, our outstanding borrowings had decreased to $32.0 million, reflecting a $21.0 million reduction in debt since September 30, 2002.

(b) As of September 30, 2002, the $30.0 million new credit facility would have had remaining borrowing availability of approximately $14.3 million, net of outstanding letters of credit of $1.9 million.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following tables present selected unaudited pro forma consolidated financial information for the nine months ended September 30, 2002, the year ended December 31, 2001 and the LTM Period, in each case giving effect to the recapitalization. The pro forma statements of operations and other data give effect to the recapitalization as if it had been consummated on January 1, 2001. The pro forma balance sheet information gives effect to the recapitalization as if it had been consummated as of September 30, 2002. The pro forma statements of operations and other data do not reflect a non-recurring charge of $9.4 million to reflect a payment to holders of our common stock options related to the recapitalization, and is not necessarily indicative of the results that actually would have been achieved had the recapitalization been consummated as of the dates indicated or that might be achieved in current or future periods. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes, "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER DATA

                      NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                                         PRO FORMA
                                                             ACTUAL     ADJUSTMENTS    PRO FORMA
                                                            --------    -----------    ---------
                                                                   (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
  Net sales...............................................  $251,979                   $251,979
  Cost of sales...........................................   144,611                    144,611
                                                            --------                   --------
     Gross margin.........................................   107,368                    107,368
  Independent research and development....................    11,097                     11,097
  Selling, general and administrative expenses............    22,711                     22,711
  Amortization............................................     2,930                      2,930
                                                            --------                   --------
     Operating income.....................................    70,630                     70,630
  Interest expense, net...................................    19,456      16,426(a)      35,882
                                                            --------                   --------
  Income before income taxes..............................    51,174                     34,748
  Income tax (provision) benefit..........................   (21,495)      6,900(b)     (14,595)
                                                            --------                   --------
     Net income...........................................  $ 29,679                   $ 20,153
                                                            ========                   ========

---------------

(a) Reflects interest expense associated with the borrowings under the new credit facility (at an assumed rate as indicated below) and the notes, the amortization of deferred financing costs and the elimination of historical interest expense related to the recapitalization.

                                                            (dollars in thousands)
New credit facility at 5.0%...............................         $   518
Notes at 9 5/8%...........................................          18,047
Amortization of deferred financing costs..................           1,001
Elimination of historical interest expense................          (3,140)
                                                                   -------
                                                                   $16,426
                                                                   =======

(b) Reflects a lower income tax provision associated with the increased interest expense utilizing our actual effective tax rate of 42%.

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER DATA

                          YEAR ENDED DECEMBER 31, 2001

                                                                         PRO FORMA
                                                             ACTUAL     ADJUSTMENTS    PRO FORMA
                                                            --------    -----------    ---------
                                                                   (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
  Net Sales...............................................  $355,334                   $355,334
  Cost of sales...........................................   204,036                    204,036
                                                            --------                   --------
     Gross margin.........................................   151,298                    151,298
  Independent research and development....................    16,188                     16,188
  Selling, general and administrative expenses............    30,273                     30,273
  Amortization(a).........................................     8,837                      8,837
                                                            --------                   --------
     Operating income.....................................    96,000                     96,000
  Interest expense, net...................................    32,569      16,704(b)      49,273
                                                            --------                   --------
  Income before income taxes..............................    63,431                     46,727
  Income tax (provision) benefit..........................   (27,447)      7,228(c)     (20,219)
                                                            --------                   --------
     Net income...........................................  $ 35,984                   $ 26,508
                                                            ========                   ========

---------------

(a) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the period presented, amortization would have decreased by $6.1 million and pro forma net income would have increased to $30.0 million.

(b) Reflects interest expense associated with the borrowings under the new credit facility (at an assumed rate as indicated below) and the notes, the amortization of deferred financing costs and the elimination of historical interest expense related to the recapitalization.

                                                            (dollars in thousands)
New credit facility at 5.0%...............................         $   690
Notes at 9 5/8%...........................................          24,063
Amortization of deferred financing costs..................           1,335
Elimination of historical interest expense................          (9,384)
                                                                   -------
                                                                   $16,704
                                                                   =======

(c) Reflects a lower income tax provision associated with the increased interest expense utilizing our actual effective tax rate of 43.3%.

    UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER DATA

                     TWELVE MONTHS ENDED SEPTEMBER 30, 2002

                                                                         PRO FORMA
                                                             ACTUAL     ADJUSTMENTS    PRO FORMA
                                                            --------    -----------    ---------
                                                                   (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
  Net sales...............................................  $339,223                   $339,223
  Cost of sales...........................................   198,577                    198,577
                                                            --------                   --------
     Gross margin.........................................   140,646                    140,646
  Independent research and development....................    15,076                     15,076
  Selling, general and administrative expenses............    29,444                     29,444
  Amortization(a).........................................     5,304                      5,304
                                                            --------                   --------
     Operating income.....................................    90,822                     90,822
  Interest expense, net...................................    25,694      21,935(b)      47,629
                                                            --------                   --------
  Income before income taxes..............................    65,128                     43,193
  Income tax (provision) benefit..........................   (27,909)      9,400(c)     (18,509)
                                                            --------                   --------
     Net income...........................................  $ 37,219                   $ 24,684
                                                            ========                   ========

---------------

(a) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the period presented, amortization would have decreased by $1.5 million and pro forma net income would have increased to $25.6 million.

(b) Reflects interest expense associated with the borrowings under the new credit facility (at an assumed rate as indicated below) and the notes, the amortization of deferred financing costs and the elimination of historical interest expense related to the recapitalization.

                                                            (dollars in thousands)
New credit facility at 5.0%...............................         $   690
Notes at 9 5/8%...........................................          24,063
Amortization of deferred financing costs..................           1,335
Elimination of historical interest expense................          (4,153)
                                                                   -------
                                                                   $21,935
                                                                   =======

(c) Reflects a lower income tax provision associated with the increased interest expense utilizing our actual effective tax rate of 42.9%.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 2002

                                                                        PRO FORMA
                                                             ACTUAL    ADJUSTMENTS     PRO FORMA
                                                            --------   -----------     ---------
                                                                   (dollars in thousands)
                                             ASSETS
Current assets:
  Cash and cash equivalents...............................  $  7,097       (7,097)(a)  $     --
  Accounts receivable, net................................    42,509                     42,509
  Inventory...............................................    62,756                     62,756
  Other current assets....................................       692                        692
                                                            --------                   --------
          Total current assets............................   113,054                    105,957
                                                            --------                   --------
Property, plant and equipment, net........................    65,867                     65,867
Deferred charges..........................................    44,986        7,600 (b)    52,586
Cost in excess of net assets acquired.....................   167,011                    167,011
Intangible assets.........................................    15,006                     15,006
                                                            --------                   --------
          Total assets....................................  $405,924                   $406,427
                                                            ========                   ========

                            LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable........................................  $ 15,308                   $ 15,308
  Current portion of long-term debt.......................     1,000       (1,000)(c)        --
  Interest payable........................................     7,894                      7,894
  Other current liabilities...............................    51,348                     51,348
                                                            --------                   --------
          Total current liabilities.......................    75,550                     74,550
                                                            --------                   --------
Pension liabilities.......................................     5,685                      5,685
Deferred income taxes.....................................    25,962       (4,410)(d)    21,552
Postretirement benefit obligation other than pensions.....    79,656                     79,656
Other long-term liabilities...............................    10,521                     10,521
Long-term debt............................................   237,000      211,800 (c)   448,800
Stockholders' deficiency..................................   (28,450)    (205,887)(e)  (234,337)
                                                            --------                   --------
          Total liabilities and stockholders'
            deficiency....................................  $405,924                   $406,427
                                                            ========                   ========

---------------

(a) The net decrease in cash of $7,097 million reflects the following:

                                                            (dollars in thousands)
Proceeds from new credit facility.........................        $  13,800
Proceeds from new senior subordinated notes...............          250,000
Payment of existing credit facility.......................          (53,000)
Payment to holders of our common stock....................         (200,000)
Payment to holders of our common stock options............           (9,400)
Estimated fees and expenses...............................           (8,497)
                                                                  ---------
  Net decrease in cash....................................        $  (7,097)
                                                                  =========

(b) Represents the capitalization of deferred financing costs related to the recapitalization, net of the elimination of historical deferred financing costs:

                                                            (dollars in thousands)
Financing costs related to the recapitalization...........          $8,497
Elimination of historical financing charges...............            (897)
                                                                    ------
                                                                    $7,600
                                                                    ======

(c) Represents indebtedness incurred under (1) the new credit facility of $13.8 million and (2) the notes of $250.0 million, less the repayments of existing indebtedness.

(d) The reduction to the deferred income tax liability reflects a lower tax provision associated with the payment of $9.4 million (net of tax of $4.0 million) to the holders of our common stock options and write-off of historical financing charges of $0.9 million (net of tax of $0.4 million).

(e) The adjustment to stockholders' deficiency consists of $200.0 million in a distribution to the holders of our capital stock, $5.4 million (net of tax) in a payment to holders of our common stock options and $0.5 million (net of tax) for the write-off of unamortized financing charges from the retirement of existing indebtedness.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table presents our selected historical consolidated financial information for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002. Our historical financial information for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 is derived from our audited financial statements. Our historical financial information for the nine months ended September 30, 2001 and 2002 is derived from our unaudited financial statements which, in the opinion of our management, contain all adjustments necessary for a fair presentation of this information. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

                                                                                                       NINE MONTHS ENDED
                                                                                                         SEPTEMBER 30,
                                                         YEAR ENDED DECEMBER 31,                          (UNAUDITED)
                                       ------------------------------------------------------------   -------------------
                                         1997             1998        1999        2000       2001       2001       2002
                                       ---------        ---------   ---------   --------   --------   --------   --------
                                                                     (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $ 304,331        $ 345,447   $ 355,951   $375,890   $355,334   $268,090   $251,979
Cost of sales........................    188,001          196,190     197,757    199,459    204,036    150,070    144,611
                                       ---------        ---------   ---------   --------   --------   --------   --------
Gross margin.........................    116,330          149,257     158,194    176,431    151,298    118,020    107,368
Independent research and
  development........................     10,873           13,705      13,996     15,763     16,188     12,209     11,097
Selling, general and administrative
  expenses...........................     40,182(a)        35,332      33,245     37,666     30,273     23,540     22,711
Amortization(b)......................     10,316           10,286       8,773      8,118      8,837      6,463      2,930
                                       ---------        ---------   ---------   --------   --------   --------   --------
Operating income.....................     54,959           89,934     102,180    114,884     96,000     75,808     70,630
Interest expense, net................     34,091           44,830      40,396     35,993     32,569     26,331     19,456
                                       ---------        ---------   ---------   --------   --------   --------   --------
Income before income taxes and
  extraordinary charge...............     20,868           45,104      61,784     78,891     63,431     49,477     51,174
Income tax (provision) benefit.......     (5,184)          (5,744)     12,136    (14,906)   (27,447)   (21,033)   (21,495)
Extraordinary charge.................    (29,513)(a)(c)        --          --         --         --         --         --
                                       ---------        ---------   ---------   --------   --------   --------   --------
Net income (loss)....................  $ (13,829)       $  39,360   $  73,920   $ 63,985   $ 35,984   $ 28,444   $ 29,679
                                       =========        =========   =========   ========   ========   ========   ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital......................  $  31,953        $  38,839   $  76,622   $ 45,695   $ 39,223   $ 45,902   $ 37,504
Total assets.........................    425,236          420,099     441,868    430,085    404,008    423,434    405,924
Long-term debt (includes current
  maturities)........................    520,625          485,125     433,625    347,125    285,625    302,000    238,000
Stockholders' deficiency.............   (256,459)(a)     (215,610)   (141,734)   (78,006)   (58,253)   (50,096)   (28,450)
OTHER DATA (FOR THE PERIOD):
EBITDA(d)............................  $  74,639        $ 109,895   $ 119,448   $131,012   $112,889   $ 88,212   $ 79,576
EBITDA margin........................       24.5%            31.8%       33.6%      34.9%      31.8%      32.9%      31.6%
Cash interest expense, net...........  $  32,584        $  42,898   $  38,560   $ 34,238   $ 26,954   $ 20,772   $ 18,160
Capital expenditures.................     10,016           14,873      10,413      9,845      5,057      3,565      1,842
Depreciation and amortization........     19,680           19,961      17,268     16,128     16,889     12,404      8,946
Cash flow provided by operating
  activities.........................     42,513           52,157      60,548    110,671     77,490     57,701     58,507
Cash flow used by investing
  activities.........................    (11,797)         (15,076)    (18,305)   (21,278)   (17,331)   (12,770)    (8,921)
Cash flow used by financing
  activities.........................    (27,517)         (34,944)    (45,503)   (86,500)   (61,500)   (45,125)   (47,625)
EBITDA/cash interest, net............       2.29x            2.56x       3.10x      3.83x      4.19x      4.25x      4.38x
Total debt/EBITDA....................       6.98x            4.41x       3.63x      2.65x      2.53x
Ratio of earnings to fixed
  charges(e).........................       1.57x            1.96x       2.45x      3.07x      2.85x      2.79x      3.50x

---------------

(a) On October 15, 1997, we completed a recapitalization that consisted of the refinancing of existing indebtedness and the repurchase of a portion of our stock. We directly increased our stockholders' deficiency by $218.6 million and recorded an extraordinary charge of $27.8 million (net of tax) for the write-off of unamortized financing costs and redemption premiums. In addition, we recorded a charge of $12.4 million to selling, general and administrative expenses, relating to the exercise of stock options and other fees. Financing was provided from $185.0 million of 9 1/4% Senior Subordinated Notes due 2007 and $345.0 million in credit facility borrowings.

(b) On January 1, 2002, we adopted SFAS No. 142. Assuming the adoption of SFAS No. 142 at the beginning of the periods presented, amortization would have decreased by $6.1 million for each of the five years in the period ended December 31, 2001 and $4.6 million for the nine months ended September 30, 2001. The net loss would have decreased to $9.2 million for the year ended December 31, 1997 and net income would have increased to $44.7 million, $77.6 million, $68.9 million, $39.4 million and $31.1 million for the years ended December 31, 1998, 1999, 2000 and 2001 and the nine months ended September 30, 2001, respectively.

(c) On June 1, 1997, we redeemed $30.0 million aggregate principal amount of our 11 7/8% Senior Secured Notes at a redemption price of 105.28% of the principal thereof. In connection therewith, we recorded an extraordinary charge of $1.7 million (net of tax) for the write-off of unamortized financing costs and redemption premiums.

(d) EBITDA represents operating income plus depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs. EBITDA may not be comparable to similarly titled measures reported by other companies.

(e) For this computation, earnings consist of income (loss) before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of deferred financing costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). Non-cash charges included in the computation for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 and were $21.2 million, $21.9 million, $19.1 million, $17.9 million, $22.5 million, $18.0 million and $10.2 million, respectively. Non-cash charges consist of depreciation, amortization and non-cash interest.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The following section may include forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include reduction in airline traffic, business risks inherent in the airline industry including terrorism, government regulation, lower than expected revenues, general economic conditions and competition in the areas in which we operate.

     Aircraft Braking Systems generates more than 75% of its revenues through the sale of replacement parts for wheels and braking systems which are installed on approximately 28,000 commercial transport, military and general aviation aircraft. As is customary in the industry, Aircraft Braking Systems incurs substantial expenditures to research, develop, design and supply original wheel and brake equipment to aircraft manufacturers at or below the cost of production. Research, development and design expenditures are charged to operations when incurred. Original wheel and brake equipment supplied to aircraft manufacturers at or below the cost of production, or program investments, are charged to operations when delivered to the aircraft manufacturers. Since most modern aircraft have a useful life of 25 years or longer and require periodic replacement of certain components of the braking system, we typically recoup our initial investment in original equipment and generate significant profits from the sales of replacement parts over the life of the aircraft. We have invested and will continue to invest significant resources to have our products selected for use on new commercial airframes, focusing on high-cycle, medium- and short-range aircraft, i.e. regional jets.

     During the years ended December 31, 2001, 2000 and 1999, we spent an aggregate of approximately $54.1 million, $53.3 million and $50.8 million, respectively, for research, development, design, program investments, capital expenditures and development participation costs. These types of costs are somewhat discretionary in any given year and our levels of spending may increase or decrease as the business base dictates. In 2001, we were selected to be the sole source supplier on three new aircraft programs. Aircraft Braking Systems will provide wheels and carbon brakes on the new 78 passenger Embraer ERJ-175 regional jet, and we will supply the complete braking system, consisting of wheels, brakes and digital brake control systems on the Dassault Falcon 7X and the Raytheon Hawker 450 business jets. In prior years, we were selected as the sole supplier of wheels and brakes for each of the Saab 2000, the Bombardier CRJ-100/200, CRJ-700 and CRJ-900, the Learjet 60, Embraer's 70 and 90 passenger jets, the Fairchild Dornier DO-328 Turboprop, the Dassault Falcon 900EX and the Gulfstream GIV-X; a supplier of wheels and carbon brakes on the Airbus A-321; and the sole supplier of wheels, carbon brakes and brake control systems on the MD-90. Aircraft produced under these programs are in development or the early stages of their life cycles and represent significant future revenue opportunities for us.

     We are a supplier to manufacturers and operators of commercial transport, military and general aviation aircraft. Results for the nine months ended September 30, 2001 and the year ended December 31, 2001 were adversely affected by the sluggish economy and the events of September 11, 2001. Results for the nine months ended September 30, 2002 continued to be adversely affected by the sluggish economy.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     This section is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, workers compensation liabilities, pension and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

     Inventory. Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts related to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. We evaluate the adequacy of these reserves quarterly.

     Evaluation of Long-Lived Assets. Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. Any necessary impairment charges are recorded when we do not believe the carrying value of the long-lived asset will be recoverable. There were no adjustments to the carrying amount of long-lived assets during the years ended December 31, 2001, 2000 and 1999 resulting from our evaluations.

     Warranty. Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When we become aware of those types of defects, the estimated costs of all potential warranty claims arising from those types of defects are fully accrued.

     Pension and Other Postretirement Benefits. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating those amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increases in compensation and health care costs. Actual results that differ from our assumptions would affect the pension and postretirement obligations and future expense.

RESULTS OF OPERATIONS

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND
SEPTEMBER 30, 2001

     Sales for the nine months ended September 30, 2002 totaled $252.0 million, reflecting a decrease of $16.1 million compared with $268.1 million for the same period in the prior year. This decrease was principally due to lower commercial transport sales of wheels and brakes of $16.3 million primarily on the Fokker FO-100, DC-9 and DC-10 programs. General aviation sales decreased $3.2 million due to lower sales of wheels, brakes and fuel tanks on various aircraft. Military sales increased $3.4 million due to higher sales of wheels and brakes on the B-1B bomber and various other military aircraft, partially offset by lower sales of fuel tanks primarily on the F/A-18 program.

     Operating income decreased $5.2 million to $70.6 million, or 28.0% of sales for the nine months ended September 30, 2002, compared with $75.8 million, or 28.3% of sales for the same period in the prior year. Operating margins decreased primarily due to the unfavorable overhead absorption effect relating to the lower sales. Partially offsetting this decrease was the elimination of $4.6 million of goodwill amortization during the nine months ended September 30, 2002 due to the adoption of SFAS No. 142, and lower research and development costs on various programs.

     Interest expense, net, decreased $6.9 million for the nine months ended September 30, 2002 compared with the same period in the prior year. This decrease was due to lower non-cash interest expense of $4.2 million (non-cash interest expense of $0.1 million during the nine months ended September 30, 2002 compared with non-cash interest expense of $4.3 million for the same period in the prior year) relating to the change in the fair market value of our interest rate swap in accordance with SFAS No. 133. Net interest expense also decreased due to a lower average debt balance.

     Our effective tax rate of 42.0% for the nine months ended September 30, 2002 differs from the statutory rate of 35% primarily due to state, local and foreign taxes. The effective tax rate of 42.5% for the nine months ended September 30, 2001 differs from the statutory rate of 35% primarily due to state, local and foreign taxes. The decrease in the effective rate in 2002 over 2001 is primarily due to higher tax benefits derived from foreign sales.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

     Sales for the year ended December 31, 2001 totaled $355.3 million, a decrease of $20.6 million or 5.5%, compared with $375.9 million for the same period in the prior year. This decrease was due to lower sales of wheels and brakes for commercial transport aircraft of $23.5 million, primarily on the DC-9, MD-90, DC-10 and SAAB 340 programs, partially offset by higher sales on the CRJ-700 program. General aviation sales also decreased $5.7 million, primarily due to lower sales of wheels and brakes on Gulfstream and Lear aircraft. This overall weakness in commercial and general aviation sales was primarily due to the sluggish economy and the events of September 11. Other commercial sales decreased $5.2 million primarily due to lower sales of coated fabrics used on railroad train cars. Military sales increased $13.8 million, primarily due to higher sales of wheels and brakes on the B-IB program, fuel tanks on the AH-64 and Blackhawk programs and helicopter cabin interiors on various Sikorsky aircraft.

     The gross margin for the year ended December 31, 2001 was 42.6% compared with 46.9% for the same period in the prior year. This decrease was primarily due to an unfavorable product sales mix and the unfavorable effect that the lower sales volume had on margin.

     Independent research and development costs were $16.2 million for the year ended December 31, 2001 compared with $15.8 million for the same period in the prior year. This increase was primarily due to higher costs associated with the Gulfstream GIV and Dassault Falcon 900 programs, partially offset by lower costs on the JAS-39 program.

     Selling, general and administrative expenses were $30.3 million for the year ended December 31, 2001 compared with $37.7 million for the same period in the prior year. This decrease was primarily due to lower performance-related incentive compensation.

     Interest expense, net was $32.6 million for the year ended December 31, 2001 compared with $36.0 million for the same period in the prior year. This decrease was due to a lower average debt balance and lower interest rates on our variable rate indebtedness, partially offset by a non-cash charge of $3.9 million relating to the change in fair market value on our interest rate swap in accordance with SFAS No. 133.

     Our effective tax rate of 43.3% for the year ended December 31, 2001 differs from the statutory rate of 35% due to foreign, state and local taxes. The effective tax rate of 18.9% for year ended December 31, 2000 differs from the statutory rate of 35% due to utilization of net operating losses for which a tax benefit had not been recognized and foreign sales corporation tax benefits, partially offset by state and local taxes. The increase in the effective rate in 2001 over 2000 is primarily due to a net decrease in the valuation allowance during 2000.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

     Sales for the year ended December 31, 2000 totaled $375.9 million, reflecting an increase of $19.9 million or 5.6%, compared with $356.0 million for the same period in the prior year. This increase was due to higher commercial sales of wheels and brakes for commercial transport aircraft of $3.8 million, primarily on the MD-90, Canadair Regional Jet and Airbus A-321 programs, partially offset by lower sales on the Fokker FO-100, DC-9 and DC-10 programs. General aviation sales increased $4.1 million, primarily due to higher sales of wheels and brakes on Gulfstream aircraft. Military sales increased $12.0 million, primarily due to higher sales of wheels and brakes on the F-14 program and for fuel tanks on the F-18 program.

     The gross margin for the year ended December 31, 2000 was 46.9% compared with 44.4% for the same period in the prior year. This increase was primarily due to a favorable sales mix and the overhead absorption effect relating to the higher sales and operating efficiencies. Partially offsetting this increase was higher program investments.

     Independent research and development costs were $15.8 million for the year ended December 31, 2000 compared with $14.0 million for the same period in the prior year. This increase was primarily due to higher costs associated with the Embraer ERJ-170, Dassault Falcon 900 and JAS-39 programs.

     Selling, general and administrative expenses were $37.7 million for the year ended December 31, 2000 compared with $33.2 million for the same period in the prior year. This increase was primarily due to higher performance-related incentive compensation.

     Interest expense, net was $36.0 million for the year ended December 31, 2000 compared with $40.4 million for the same period in the prior year. This decrease was due to a lower average debt balance, partially offset by higher interest rates on our variable rate indebtedness.

     Our effective tax rate of 18.9% for the year ended December 31, 2000 differs from the statutory rate of 35% due to utilization of tax net operating losses for which a tax benefit had not been recognized and foreign sales corporation tax benefits, partially offset by state and local taxes. The effective tax rate of (19.6)% for year ended December 31, 1999 differs from the statutory rate of 35% due to a net decrease in the valuation allowance and utilization of tax net operating loss, for which a tax benefit had not been recognized, partially offset by state and local income taxes. The increase in the effective rate in 2000 over 1999 is primarily due to a net decrease in the valuation allowance during 1999.

LIQUIDITY AND FINANCIAL CONDITION

     We expect that our principal use of funds for the next several years will be to pay interest and principal on indebtedness, fund capital expenditures and make program investments. Our primary source of funds for conducting our business activities and servicing our indebtedness has been cash generated from operations and borrowings under our existing credit facility. In the past, the cash generated from operations has been sufficient to pay our indebtedness.

     Our new credit facility provides for revolving loans not to exceed $30.0 million, with up to $10.0 million available for letters of credit. At September 30, 2002, we had outstanding letters of credit of $1.9 million. The new credit facility commitment terminates on June 30, 2007. At September 30, 2002, and adjusted for the recapitalization, we would have $14.3 million available to borrow under the new credit facility.

     The new credit facility contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, making certain restricted payments, capital expenditures, creating guarantee obligations and material lease obligations. The new credit facility also contains certain financial ratio requirements including a cash interest coverage ratio and a leverage ratio.

     The following represents our scheduled debt maturities, non-cancelable operating lease commitments and payments required under the advisory agreement with Bernard L. Schwartz subsequent to December 31, 2001 (and adjusted for the recapitalization as at September 30, 2002):

                                        SCHEDULED          OPERATING       ADVISORY
YEAR ENDING DECEMBER 31,             DEBT MATURITIES   LEASE COMMITMENTS   AGREEMENT   TOTAL
------------------------             ---------------   -----------------   ---------   ------
                                                      (DOLLARS IN MILLIONS)
2002...............................      $   --              $3.6            $2.4      $  6.0
2003...............................          --               3.2             2.4         5.6
2004...............................          --               3.3             2.4         5.7
2005...............................          --               2.8             2.4         5.2
2006...............................          --               1.5             2.4         3.9
2007...............................       198.8               1.1             2.4       202.3
Thereafter.........................       250.0               3.9             2.4*      256.3

---------------

* Represents one annual payment under the advisory agreement which has an indefinite term.

     Based upon the current level of operations, our management believes that our cash flow from operations, together with available borrowings under the new credit facility, are adequate to meet our anticipated requirements for working capital, capital expenditures, research and development expenditures, program and other discretionary investments and interest payments. There can be no assurance, however, that our business will continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including notes) or obtain additional financing. Our ability to make scheduled principal payments of, to pay interest on or to refinance our indebtedness (including the existing 9 1/4% senior subordinated notes) depends on our future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. There can be no assurance that sufficient funds will be available to enable us to service our indebtedness, including the existing
9 1/4% senior subordinated notes, or make necessary capital expenditures and program and other discretionary investments. See "Risk Factors -- Risks Relating to this Offering."

CASH FLOW

     During the nine months ended September 30, 2002, cash provided by operating activities amounted to $58.5 million and reflected $79.6 million of earnings before interest, taxes, depreciation and amortization, or EBITDA, decreases in accounts receivable of $1.1 million and increases in accounts payable of $1.1 million, partially offset by increases in inventory of $2.3 million, other working capital of $0.2 million, decreases in other current liabilities of $0.3 million, other long-term liabilities of $3.0 million, interest payments of $14.0 million and tax payments of $3.5 million. During the nine months ended September 30, 2001, cash provided by operating activities amounted to $57.7 million and reflected $88.2 million of EBITDA, decreases in accounts receivable of $5.9 million and increases in long-term liabilities of $0.6 million, partially offset by increases in inventory of $3.6 million, other current assets of $1.1 million, decreases in accounts payable of $1.1 million, notes payable of $2.6 million, other current liabilities of $9.2 million, increases in other working capital of $0.3 million, interest payments of $17.0 million and tax payments of $2.1 million.

     During the nine months ended September 30, 2002, net cash used in investing activities amounted to $8.9 million due to $1.8 million of capital expenditures and $7.1 million of program participation payments. During the nine months ended September 30, 2001, net cash used in investing activities amounted to $12.8 million due to $3.6 million of capital expenditures and $9.2 million of program participation payments.

     During the nine months ended September 30, 2002 and 2001, net cash used by financing activities amounted to $47.6 million and $45.1 million, respectively, each representing the repayment of indebtedness.

     During the year ended December 31, 2001, net cash provided by operating activities amounted to $77.5 million and reflected $112.9 million of EBITDA, decreases in accounts receivable of $2.6 million, inventory of $3.4 million, prepaid pension costs of $0.9 million and other working capital of $0.3 million, partially offset by decreases in accounts payable of $4.2 million, notes payable of $3.9 million, other current liabilities of $4.4 million, interest payments of $27.6 million and tax payments of $2.5 million. During the year ended December 31, 2000, net cash provided by operating activities amounted to $110.7 million and reflected $131.0 million of EBITDA, decreases in accounts receivable of $4.9 million, inventory of $4.7 million, increases in accounts payable of $0.7 million, notes payable of $3.9 million, other current liabilities of $6.7 million and decreases in other working capital of $1.2 million, partially offset by prepaid pension costs of $5.9 million, interest payments of $34.9 million and tax payments of $1.6 million. During the year ended December 31, 1999, net cash provided by operating activities amounted to $60.5 million and reflected $119.4 million of EBITDA, decreases in inventory of $1.4 million, increases in accounts payable of $2.4 million, decreases in other working capital of $1.0 million and increases in long-term liabilities of $1.3 million, partially offset by increases in accounts receivable of $16.1 million, prepaid pension costs of $4.0 million, decreases in other current liabilities of $3.7 million, interest payments of $39.5 million and income tax payments of $1.7 million.

     During the year ended December 31, 2001, net cash used in investing activities amounted to $17.3 million due to $5.1 million of capital expenditures, $11.7 million of program participation payments and $0.5 million for costs relating to intangible assets. During the year ended December 31, 2000, net cash used in investing activities amounted to $21.3 million due to $9.8 million of capital expenditures, $5.8 million of program participation payments and $5.7 million for the purchase of intellectual property for the Dornier 328 program. During the year ended December 31, 1999, net cash used in investing activities amounted to $18.3 million due to $10.4 million of capital expenditures and $7.9 million of program participation payments. Capital spending for the year ending December 31, 2003 is expected to be approximately $8.0 million.

     During the years ended December 31, 2001 and 2000, net cash used in financing activities amounted to $61.5 million and $86.5 million, respectively, due to the repayment of indebtedness. During the year ended December 31, 1999, net cash used in financing activities amounted to $45.5 million due to the repayment of indebtedness of $51.5 million, partially offset by $6.0 million of proceeds received from a sale and leaseback transaction.

ACCOUNTING CHANGES AND PRONOUNCEMENTS

     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that any recognized intangible asset determined to have an indefinite useful life not be amortized, but instead be tested for impairment in accordance with this standard until its life is determined to no longer be indefinite. We adopted SFAS No. 142 on January 1, 2002, at which time amortization of goodwill ceased. At September 30, 2002, goodwill, net of accumulated amortization, was $167.0 million and goodwill amortization expense during the nine months ended September 30, 2001 was $4.6 million. Amortization of goodwill had been $6.1 million per year prior to the adoption of this standard. During the three months ended March 31, 2002, we completed our impairment analysis in accordance with SFAS No. 142. The analysis did not result in an impairment charge.

     Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. There was no impact to our financial position, results of operations or cash flows related to the adoption of this standard.

     In June 2001, the Financial Accounting Standards board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill.

     Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

     As a requirement of our existing credit facility, we entered into an interest rate swap agreement in 1997 to reduce the impact of potential increases in interest rates on the credit facility. This interest rate swap agreement is our only financial instrument that is required to be accounted for at fair value in accordance with SFAS No. 133.

     The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction in other comprehensive income of $0.9 million ($0.6 million after tax) during the nine months ended September 30, 2001, related to the derivative designated in a cash flow-type hedge prior to adopting SFAS No. 133. This amount is being amortized into interest expense over three years, which was the remaining life of the interest rate swap agreement at January 1, 2001. During the nine months ended September 30, 2002 and 2001, the change in fair market value of this derivative instrument resulted in a non-cash charge of $0.1 million and $4.3 million, respectively. These amounts were recorded in interest expense as this derivative was not designated as a hedging instrument. We do not utilize derivatives for speculative purposes.

INFLATION

     A majority of our sales are conducted through annually established price lists and long-term contracts. The effect of inflation on our sales and earnings is minimal because the selling prices of those price lists and contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some contracts provide for price adjustments through escalation clauses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Adjusted for the recapitalization, we would have had $448.8 million of total debt outstanding at September 30, 2002. Of this amount, $435.0 million would have been borrowed at a fixed rate. Borrowings under the new credit facility (estimated at $13.8 million as of September 30, 2002) will bear interest that varies with LIBOR.

     As a requirement of the existing credit facility, we entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates. The interest rate swap agreement effectively fixes our borrowing rate at 6.6% on all outstanding borrowings under the existing credit facility, and the swap under the existing credit facility expires on December 17, 2003. We have no other derivative financial instruments.

CONTROLS AND PROCEDURES

     An evaluation was recently performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

                                    BUSINESS

GENERAL

     We were incorporated in Delaware on March 13, 1989. We sell our products to a wide range of major airframe manufacturers, commercial airlines and replacement part distributors and to the United States and certain foreign governments. We are, through our wholly-owned subsidiary, Aircraft Braking Systems Corporation, or Aircraft Braking Systems, one of the world's leading manufacturers of aircraft wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft. During the twelve months ended September 30, 2002 and the year ended December 31, 2001, respectively, approximately 87% and 86% of our total revenues were derived from sales made by Aircraft Braking Systems. In addition, we believe we are, through our wholly-owned subsidiary, Engineered Fabrics Corporation, or Engineered Fabrics, the leading worldwide manufacturer of aircraft fuel tanks, supplying approximately 80% of the worldwide general aviation and commercial transport markets and over 50% of the domestic military market for those products. Engineered Fabrics also manufactures and sells iceguards and specialty coated fabrics with storage, shipping, environmental and rescue applications for military and commercial uses. During the twelve months ended September 30, 2002 and the year ended December 31, 2001, respectively, approximately 13% and 14% of our total revenues were derived from sales made by Engineered Fabrics.

     Aircraft Braking Systems has been a leader in the design and development of aircraft wheels, brakes and brake control systems, investing significant resources to refine existing braking systems, develop new technologies and design braking systems for new airframes. We have carefully directed our efforts toward expanding Aircraft Braking Systems' presence in each of the commercial transport, military and general aviation segments of the aircraft industry.

THE AIRCRAFT WHEEL AND BRAKE INDUSTRY

     Aircraft manufacturers are required to obtain regulatory airworthiness certification of their commercial aircraft by the FAA, by the United States Department of Defense in the case of military aircraft, or by similar agencies in most foreign countries. This process, which is both costly and time consuming, involves testing the entire airframe, including the wheels and braking system, to demonstrate that the airframe in operation complies with relevant governmental requirements for safety and performance. Generally, replacement parts for a wheel and brake system which has been certified for use on an airframe may only be provided by the original manufacturer of such wheel and brake system. Since most modern aircraft have a useful life of 25 years or more and require replacement of certain components of the braking system at regular intervals (which for medium- and short-range commercial aircraft generally averages once or twice a year), sales of replacement parts are expected to provide a long and steady source of revenues for the manufacturer of the braking system.

     Due to the cost and time commitment associated with the aircraft certification process, competition among aircraft wheel and brake suppliers most often occurs at the time the airframe manufacturer makes its initial installation decision. Generally, competing suppliers submit proposals in response to requests for bids from manufacturers, although in recent years, Aircraft Braking Systems has occasionally teamed with landing gear manufacturers to respond to requests for proposals for a complete or "dressed" landing gear system. Selections are made by the manufacturer on the basis of technological superiority, conformity to design criteria established by the manufacturer and pricing considerations. Typically, general aviation aircraft manufacturers will select one supplier of wheels and brakes for a particular aircraft. In the commercial transport market, however, there will often be "dual sourcing" of wheels and brakes. In that case, an airframe manufacturer may approve and receive FAA certification to configure a particular airframe with equipment provided by two or more wheel and brake manufacturers. Generally, where two suppliers have been certified, the aircraft customer, such as a major airline, will designate the original equipment to be installed on the customer's aircraft. Competition among two certified suppliers for that airline's initial installation decision generally focuses on such factors as the system's "cost-per-landing," given certain assumptions concerning the frequency of replacements required and the impact that the weight of the system has on the airline's ability to load the aircraft with passengers, freight or fuel, and the technical operating performance characteristics of the wheel and brake systems. Once selected, airlines infrequently replace entire wheel and brake systems because of the expense.

     In accordance with industry practice in the commercial aviation industry, aircraft wheel and brake suppliers customarily sell original wheel and brake assemblies below cost in order to win selection of their products by airframe manufacturers and airlines. These investments are typically recouped through the sale of replacement parts. Recovery of pricing concessions and design costs for each airframe's wheels and brakes is contingent on a number of factors but generally occurs prior to the end of the useful life of the particular aircraft. Price concessions on original wheel and brake equipment are not customary in the military market. Although manufacturers of military aircraft generally select only one supplier of wheels and brakes for each model, the government has approved at times the purchase of specific component replacement parts from suppliers other than the original supplier of the wheel and brake system.

     The following table highlights the lifecycle of a typical commercial aircraft program.

    PROGRAM LIFECYCLE STAGES
    ----------------------------------------------------------------------------------------------
    STAGE OF LIFECYCLE   DURATION                           CHARACTERISTICS
    ------------------  -----------  -------------------------------------------------------------
    DEVELOPMENT           2-4 years  - Time period up through certification
                                     - Design and development
                                     - No revenues generated

    GROWTH               8-15 years  - Plane certified
                                     - Investing in original equipment (cash outflows)
                                     - Cash inflows from replacement parts

    MATURE              15-25 years  - Most lucrative stage
                                     - Full program fleet in flight, but program no longer in
                                       production
                                     - No program investments
                                     - Cash inflows from replacement parts

    DECLINE             12-15 years  - Planes in fleet gradually taken out of service

BUSINESS STRATEGY

     COMMERCIAL TRANSPORT. Since 1989, Aircraft Braking Systems has directed its efforts toward expanding its presence on high-cycle, medium- and short-range commercial aircraft, i.e. regional jets. These aircraft typically make more frequent landings than long-range commercial aircraft and require more frequent replacement of wheels and brakes. As a result, we believe that Aircraft Braking Systems has become the largest supplier of wheels and brakes for regional jets, adding approximately 1,900 medium-and short-range commercial aircraft to the portfolio of aircraft using its products. We believe that this strategy has been successful, because more and more passengers are demanding non-stop service to the destination of their choice, with more frequent departure times. This increase in point-to-point service has resulted in fewer connecting flights but more frequent service from smaller, local airports. Following the events of September 11, 2001, major airlines became increasingly dependent on lower-cost regional aircraft, further accelerating point-to-point geographical coverage, even as the major airlines reduced capacity overall by grounding some planes and eliminating some flights.

     MILITARY. We will continue to try to increase our leadership in the military sector. The 2003 U.S. defense budget for aircraft procurement is $24.2 billion. This reflects an approximate 19.5% increase over 2002 levels. This renewed emphasis on defense spending is expected to benefit the fleet of more than 12,000 military aircraft already in Aircraft Braking Systems' customer portfolio through replenishment, upgrades and modernization activities and may lead to additional program opportunities. In addition,

Engineered Fabrics is expected to benefit from this renewed emphasis as more than 70% of its revenues for the LTM Period were attributable to U.S. military sales.

     GENERAL AVIATION. We will continue to focus our efforts on high-end business and executive jet platforms within the general aviation sector. We expect further utilization of aircraft within this sector through the increased popularity of "fractional" ownership of aircraft, which allows multiple parties to share in the ownership of an aircraft through such forms as memberships and limited partnerships. Business jet utilization should also benefit from the perception of greater safety, as well as the convenience of easier security checks. We believe that Aircraft Braking Systems already provides braking equipment for more than 50% of the business jets in the current general aviation fleet.

PRODUCTS

     AIRCRAFT BRAKING SYSTEMS. Aircraft Braking Systems is one of the world's leading manufacturers of wheels, brakes and brake control systems for commercial transport, military and general aviation aircraft. The braking systems produced by Aircraft Braking Systems are either carbon or steel-based. While steel-based systems typically are sold for less than carbon-based systems, these systems generally require more frequent replacement because their steel brake pads tend to wear more quickly.

     More than 75% of Aircraft Braking Systems' revenues are derived from the sale of replacement parts. As of September 30, 2002, Aircraft Braking Systems' products had been installed on approximately 28,000 commercial transport, military and general aviation aircraft. Current fleets of commercial transport aircraft include the DC-9, DC-10, Fokker FO-100/70, Fokker F-27/28, Fokker F-50/60, Fairchild Dornier DO-228, Bombardier CRJ-100/200, CRJ-700, Saab 340 and Saab 2000, for all of which Aircraft Braking Systems is the sole source supplier. In addition, Aircraft Braking Systems is a supplier of spare parts for the dual-sourced, MD-80 program. In 2001, commercial airline activity was interrupted by terrorist acts and as a result some older aircraft, such as some of the DC-9 aircraft, were removed from service as carriers adjusted routes and schedules after September 11.

     Aircraft Braking Systems' wheels and brakes have been selected for use on a number of new high-cycle airframe designs including the Airbus A-320, A-321 and the MD-90. Aircraft Braking Systems is also the sole source supplier for the Bombardier CRJ-100/200, CRJ-700 and CRJ-900 regional jets. Since its introduction in late 1992, Bombardier has received firm orders for over 1,208 Canadair Regional Jets with approximately 760 aircraft currently in service. In addition, Aircraft Braking Systems is the sole supplier of wheels and carbon brakes for the Embraer ERJ-170, ERJ-175, ERJ-190-100 and ERJ-190-200, a family of regional jets introduced in 2001. Since 2000, we have been the sole source supplier for the Fairchild Dornier DO-328 Turboprop.

     Aircraft Braking Systems is a supplier of wheels and carbon brakes on the Airbus A-321, the 186-seat "stretch" version of the popular A-320 standard body twin-jet. Airbus has over 416 orders booked for A-321 aircraft. Of the 250 aircraft delivered to date, Aircraft Braking Systems has provided wheels and brakes for 110 of these aircraft.

     In addition to its commercial business, Aircraft Braking Systems supplies its products to customers in the military and general aviation markets. Some of the U.S. military platforms using wheels and brakes supplied by Aircraft Braking Systems are the F-14 and F-16 fighters, the B-1B bomber and the C-130 transport. In 2001, we were selected to supply the wheels and brakes for the new Dassault Falcon 7X business jet and the Raytheon Hawker 450. Other general aviation aircraft supplied by us include the Dassault Falcon 900EX, the Gulfstream G100, G200 and GIV-X aircraft and the Learjet 31A and Learjet 60.

     Aircraft Braking Systems' brake control systems, which are integrated into the total braking system, are designed to minimize the distance required to stop an aircraft by controlling applied brake pressure to maximize the braking force while also preventing the wheels from locking and skidding. Of the three principal competitors in the wheel and brake industry, Aircraft Braking Systems, Honeywell's Aircraft Landing Systems Division and Goodrich Corporation, Aircraft Braking Systems is the only significant manufacturer of brake control systems. Because of the sensitivity of brake control systems to variations in brake performance, our management believes that our braking system integration capability gives Aircraft Braking Systems a competitive advantage over our two largest competitors. Other products manufactured by Aircraft Braking Systems include helicopter rotor brakes and brake temperature monitoring equipment for various types of aircraft.

     A large part of Aircraft Braking Systems' existing programs are in the mature stage. This is favorable to us because our investments to establish these programs are largely completed, resulting in cash inflows from the sale of replacement parts. Additionally, programs in the growth stage should provide stability and substantial cash flow in the future, offsetting the loss of revenues from programs in the declining stage.

     Aircraft Braking Systems has a portfolio of approximately 28,000 commercial transport, military and general aviation aircraft equipped with its products. The following table is a summary of the principal aircraft platforms equipped with our Aircraft Braking Systems products:

     COMMERCIAL TRANSPORT                     GENERAL AVIATION                            MILITARY
------------------------------   ------------------------------------------   ---------------------------------
Airbus:       A-320              Aerospatiale:       SN601                    Aerospatiale:        SA-360/365
              A-321              Agusta/Bell:        AB139                    Agusta:              A-129
ATR:          ATR-42             Bell:               206/212/230/412          AIDC:                IDF
Boeing:       B707-320 B/C       Boeing Vertol:      234                      Boeing:              A-4
              DC3/4/6/7/8        Bombardier:         CL600/601/604                                 B-1B
              DC9-10/15                              Lear 23/24/25                                 E-3/E-6/E-8
              DC9-20/30                              Lear 32/35                                    F-4
              DC9-40/50                              Lear 55/55C                                   CH-46
              DC10-10/15                             Lear 31A                                      CH-47
              DC10-30/40                             Lear 60                                       T-2
              MD-11              Cessna:             Citation 500/550                              T-33
              MD-81/82/87                            310/401/402              Bombardier:          CT-114
              MD-83/88                               414/421/441                                   DHC-5
              MD-90              Dassault:           Falcon 10/100            CASA:                C-101
Bombardier:   CRJ-100/200/440                        Falcon 20/200            Cessna:              A-37
              CRJ-700                                Falcon 50                                     AT-37
              CRJ-900                                Falcon 50EX              Fairchild:           A-10
              DHC-4                                  Falcon 900EX             IAI:                 Arava
              DHC-6                                  Falcon7X                 Lockheed:            C-130
CASA:         C212               Fairchild:          Metro III                                     C-141
Convair:      Convair 340/440                        Metro 23                                      F-16
              Convair 580        Gulfstream:         GS I                                          F-117
Embraer:      ERJ-170                                GS II                    Kman:                K-2
              ERJ-175                                GS IIB/III/IV            Northrop Grumman:    A-6
              ERJ-190                                GS100                                         B-2
              ERJ-195                                GS200                                         E-2
Fairchild:    Do27/28                                GIV Next                                      EA-6
              Do228              IAI:                690, 1121, 1123, 1124                         F-5 E/F
Fokker:       F27                Piper:              PA31 P/T                                      F-14
              FH227              Raytheon:           B 90/1000/200                                 OV-1
              F2B                                    B94                      Panavia:             Tornado
              F50                                    B1900                    Pilatus:             PC-6
              F60                                    Beechjet 400A            Raytheon:            T-1A
              F70                                    Hawker Horizon           Saab:                J-35
              F100               Sabreliner:         Sabreliner 40/60                              AJ-37
Lockheed:     L100                                   Sabreliner 65                                 JA-37
              L1011                                  Sabreliner 70/75/80                           JAS-39
Mitsubishi:   YS11               Sikorsky:           S61                      Sikorsky:            SH-60
Nord:         Nord 262                               S76                                           CH-53
Saab:         Saab 340           Sino-Swearingen:    SJ30-2                   Westland:            Lynx
              Saab 2000                                                                            Super Lynx

     ENGINEERED FABRICS. We believe Engineered Fabrics is the leading worldwide manufacturer of flexible bladder type fuel tanks for aircraft, serving approximately 80% of the worldwide commercial transport and general aviation markets and over 50% of the domestic military market for those products. Engineered Fabrics' programs include fixed-wing aircraft fuel tank programs for the U.S. Navy's F-18 C/D and E/F aircraft and F-14, F-15, F-16, C-130, KC-10 and KC-135 aircraft. Military helicopter fuel tank programs include the UH-60, SH-60, CH/MH-53 and RAH-66 platforms with Sikorsky, the CH-47 with Boeing and the V-22 with Bell/Boeing. Commercial helicopter applications include the MD-500 and MD-600 and the Bell 214-ST. Many of these platforms also utilize Engineered Fabrics' iceguards for deicing and anti-icing of the rotor blades and inlets.

     Bladder fuel tanks, manufactured by combining multiple layers of coated fabrics and adhesives, are sold for use in commercial transport, military and general aviation aircraft. During the twelve months ended September 30, 2002 and the year ended December 31, 2001, respectively, sales of fuel tanks accounted for approximately 78% and 77% of Engineered Fabrics' total revenues. For military helicopter applications, Engineered Fabrics' fuel tanks feature encapsulated layers of rubber which expand in contact with fuel, thereby sealing off holes or gashes caused by bullets or other projectiles penetrating the walls of the fuel tank. Engineered Fabrics manufactures crash-resistant fuel tanks for helicopters and military aircraft that significantly reduce the potential for fires, leaks and spilled fuel following a crash. Engineered Fabrics is the only known domestic supplier of polyurethane fuel tanks for aircraft, which are substantially lighter and more flexible than their metal or nitrile counterparts, and are therefore cost-advantageous.

     Iceguards manufactured by Engineered Fabrics are heating systems made from layered composite materials that are applied on engine inlets, propellers, rotor blades and tail assemblies. Encapsulated in the material are heating elements which are connected to the electrical system of the aircraft and, when activated by the pilot, the system provides protection.

     Engineered Fabrics also produces a variety of products utilizing coated fabrics such as oil containment booms, towable storage bladders, heavy lift bags and pillow tanks. Oil containment booms are air-inflated cylinders that are used to confine oil spilled on the high seas and along coastal waterways. Towable storage bladders are used for storage and transportation of the recovered oil after removal from the water. Heavy lift bags, often used in emergency situations, are inserted into tight spaces and inflated to lift heavy loads for short distances. Pillow tanks are collapsible rubberized containers used as an alternative to steel drums and stationary storage tanks for the storage of liquids.

     The following table shows the distribution of sales of aircraft wheels and brakes, brake control systems and fuel tanks as a percentage of our total sales:

                                                           YEAR ENDED       TWELVE MONTHS
                                                          DECEMBER 31,          ENDED
                                                       ------------------   SEPTEMBER 30,
                                                       1999   2000   2001       2002
                                                       ----   ----   ----   -------------
Wheels and brakes....................................   81%    81%    79%         80%
Brake control systems................................    7%     6%     7%          7%
Fuel tanks...........................................   10%    10%    11%         10%
                                                       ---    ---    ---         ---
Total................................................   98%    97%    97%         97%
                                                       ===    ===    ===         ===

SALES AND CUSTOMERS

     We sell our products to more than 175 airlines, airframe manufacturers, governments and distributors within each of the commercial transport, military and general aviation segments. Sales to the U.S. government represented approximately 24%, 21%, 17% and 15% of total sales for the LTM Period and the years ended December 31, 2001, 2000 and 1999, respectively. No other customer accounted for more than 10% of total sales.

     The following table shows the distribution of our total revenues by respective market, as a percentage of total sales:

                                                           YEAR ENDED       TWELVE MONTHS
                                                          DECEMBER 31,          ENDED
                                                       ------------------   SEPTEMBER 30,
                                                       1999   2000   2001       2002
                                                       ----   ----   ----   -------------
Commercial transport.................................   63%    61%    56%         54%
Military (U.S. and foreign)..........................   18%    20%    26%         28%
General aviation.....................................   19%    19%    18%         18%
                                                       ---    ---    ---         ---
Total................................................  100%   100%   100%        100%
                                                       ===    ===    ===         ===

     COMMERCIAL TRANSPORT. Customers for our products in the commercial transport market include a wide variety of airframe manufacturers, commercial airlines and replacement part distributors. Our products are used on a broad range of large commercial transports (100 seats or more), regional jets and other commuter aircraft (between 20 and 120 seats). Customers include American Airlines, Delta Air Lines, Alitalia, Japan Air Systems, Lufthansa, Swiss Air, Northwest Airlines, Continental Airlines, Saudi Arabian Airlines, AeroMexico, TAM Airlines, China Eastern Airlines, Honeywell and Goodrich Corporation. Additionally, we provide spare replacement parts to aircraft manufactured by the four largest commercial aircraft manufacturers: Boeing, Airbus, Bombardier and Embraer.

     MILITARY. We believe we are the largest supplier of wheels, brakes and fuel tanks to the U.S. military. We also supply the militaries of many foreign governments. Our products are used on a variety of fighters, training aircraft, transports, cargo planes, bombers and helicopters. Some of the U.S. military aircraft using these products are the F-4, F-14, F-15, F-16, F-18, F-117A, A-10, B-1B, B2, C-130, C-130J and C-141. Some of the foreign military aircraft using these products include the F-2 (formerly the FS-X) in Japan, AIDC Indigenous Defensive Fighter, or IDF, in Taiwan, Saab JAS-39 in Sweden, Alenia C-27 in Italy and the Casa C-212 in Spain. Substantially all of our military products are sold to the U.S. Department of Defense, foreign governments or to airframe manufacturers including Lockheed Martin, Boeing, Sikorsky, Bell, Saab and AIDC in Taiwan. Some of the brake control systems manufactured for the military are used on the F-16, F-117A, B-2, Panavia Toronado, British Aerospace Hawk, JAS-39 and IDF aircraft.

     GENERAL AVIATION. We believe we are the industry's largest supplier of wheels, brakes and fuel tanks for general aviation aircraft (19 seats or less). This market includes personal, business and executive aircraft. Customers include airframe manufacturers, such as Gulfstream, Raytheon Aircraft, Learjet, Canadair, Cessna, Dassault and Israeli Aircraft Industries, and distributors, such as Aviall. We supply brake control systems to Gulfstream, Dassault and other aircraft manufacturers. General aviation aircraft using our wheels and brakes exclusively include the Beech Starship and Beech 400 A/T series of aircraft, the Lear series 20, 30, 31A, 55 and 60, the Gulfstream G-I, G-II, G-III and G-IV, the IAI 1123, 1124, 1125 Astra, Astra SPX and Galaxy, the Challenger CL600, CL601 and CL604, the Raytheon Hawker Horizon and the Falcon 10, 100, 20, 200, 50 and 50EX.

FOREIGN CUSTOMERS

     We supply products to a number of foreign aircraft manufacturers, airlines and foreign governments. Substantially all sales to foreign customers are in U.S. dollars and, therefore, the impact of currency translations is immaterial to us. The following table shows our sales to both foreign and domestic customers:

                                                           YEAR ENDED       TWELVE MONTHS
                                                          DECEMBER 31,          ENDED
                                                       ------------------   SEPTEMBER 30,
                                                       1999   2000   2001       2002
                                                       ----   ----   ----   -------------
Domestic sales.......................................   58%    60%    58%         59%
Foreign sales........................................   42%    40%    42%         41%
                                                       ---    ---    ---         ---
Total................................................  100%   100%   100%        100%
                                                       ===    ===    ===         ===

INDEPENDENT RESEARCH AND DEVELOPMENT

     We employ scientific, engineering and other personnel to improve our existing product lines and to develop new products and technologies in the same or related fields. At September 30, 2002, we employed approximately 133 engineers (of whom 22 held advanced degrees). Approximately 26 of those engineers (including 11 holding advanced degrees) devoted all or part of their efforts toward a variety of projects including refining carbon processing techniques to create more durable braking systems, upgrading existing braking systems to provide enhanced performance, and developing new technologies to improve our products.

     The costs incurred relating to independent research and development for the LTM Period and the years ended December 31, 2001, 2000 and 1999 were $15.1 million, $16.2 million, $15.8 million and $14.0 million, respectively.

PATENTS AND LICENSES

     We have a large number of patents related to the products of our subsidiaries. While in the aggregate our patents are of material importance to our business, we believe no single patent or group of patents is of material importance to our business as a whole.

COMPETITION

     We face substantial competition from a few suppliers in each of our product areas. Our principal competitors that supply wheels and brakes are Honeywell's Aircraft Landing Systems Division and Goodrich Corporation. Both significant competitors are larger and have greater financial resources than us. The principal competitors for brake control systems are the Hydro-Aire Division of Crane Co. and Messier Bugatti in France. The principal competitors for fuel tanks are American Fuel Cell & Coated Fabrics Company and Aerazur of France, both owned by Zodiac S.A., a French Company.

BACKLOG

     Backlog at September 30, 2002 and at December 31, 2001 and 2000 amounted to approximately $139.9 million, $150.2 million and $148.2 million, respectively. Backlog consists of firm orders for our products which have not been shipped. Approximately 85% of our total backlog at September 30, 2002 is expected to be shipped during the next twelve months, with the balance expected to be shipped over the subsequent two-year period. No significant seasonality exists for sales of our manufactured products.

     Of our total backlog at September 30, 2002, approximately 46% was directly or indirectly for end use by the U.S. government, substantially all of which was for use by the Department of Defense. For certain risks associated with government contracts, see "Government Contracts" discussed below.

GOVERNMENT CONTRACTS

     For the LTM Period and the years ended December 31, 2001, 2000 and 1999, approximately 24%, 21%, 17% and 15%, respectively, of our total sales were made to agencies of the government or to prime contractors or subcontractors of the government.

     The majority of our defense related sales are from basic ordering agreements. The remainder of our defense business is derived from contracts that are firm, fixed-price contracts under which we agree to perform for a predetermined price. Although our fixed-price contracts generally permit us to keep unexpected profits if costs are less than projected, we do bear the risk that increased or unexpected costs may reduce profit or cause us to sustain losses on the contract. All domestic defense contracts and subcontracts to which we are a party are subject to standard provisions for termination at the convenience of the government. Upon termination, other than for a contractor's default, the contractor will normally be entitled to reimbursement for allowable costs and to an allowance for profit. Foreign defense contracts generally contain comparable provisions relating to termination at the convenience of the government.

     Companies supplying defense-related equipment to the government are subject to certain additional business risks peculiar to that industry. Among these risks are the ability of the government to unilaterally suspend us from new contracts pending resolution of alleged violations of procurement laws or regulations. Other risks include a dependence on appropriations by the government, changes in the government's procurement policies (such as greater emphasis on competitive procurements) and the need to bid on programs in advance of design completion. A reduction in expenditures by the government for aircraft using products of the type manufactured by us, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or substantial cost overruns would have an adverse effect on our cash flow and results of operations.

SUPPLIES AND MATERIALS

     The principal raw materials used by Aircraft Braking Systems in its wheel and brake manufacturing operations are steel, aluminum forgings and carbon compounds. We produce most of our carbon at our carbon manufacturing facility in Akron, Ohio. Steel and aluminum forgings are purchased from multiple sources. The principal raw materials used by Engineered Fabrics to manufacture fuel tanks and related coated fabric products are nylon cloth, forged metal fittings and various adhesives and coatings, whose formulae are internally developed and proprietary. We have not experienced any shortage of raw materials to date.

PERSONNEL

     At September 30, 2002, we had 1,275 full-time employees, of which 773 were employed by Aircraft Braking Systems (344 hourly and 429 salaried employees) and 502 were employed by Engineered Fabrics (368 hourly and 134 salaried employees). All of Aircraft Braking Systems' hourly employees are represented by the United Auto Workers' Union and all of Engineered Fabrics' hourly employees are represented by the United Food and Commercial Workers' Union.

     Aircraft Braking Systems recently negotiated a four-year extension of its labor agreement, which will expire on June 30, 2006. Engineered Fabrics' three-year contract with its union expires on February 5, 2004.

PROPERTIES

     UNITED STATES FACILITIES. Aircraft Braking Systems and Engineered Fabrics operate two manufacturing facilities in the United States which are individually owned except as set forth below under "Akron Facility Arrangements." Aircraft Braking Systems' facility is located in Akron, Ohio and consists of approximately 770,000 square feet of manufacturing, engineering and office space. Engineered Fabrics' facility is located in Rockmart, Georgia and consists of approximately 564,000 square feet of manufacturing, engineering and office space. We believe that our properties and equipment are generally well-maintained, in good operating condition and adequate for our present needs.

     FOREIGN FACILITIES. We occupy approximately 19,000 square feet of leased office and warehouse space in Slough, England, under a lease expiring in 2020. We also maintain a sales and service office in Toulouse, France.

     AKRON FACILITY ARRANGEMENTS. The manufacturing facilities owned by Aircraft Braking Systems are part of a larger complex owned by Lockheed Martin. Aircraft Braking Systems and Lockheed Martin have various occupancy and service agreements to provide for shared easements and services (including utility, sewer and steam). In addition to the 770,000 square feet owned by Aircraft Braking Systems, we lease approximately 433,000 square feet of space within the Lockheed Martin complex and are subject to annual occupancy payments to Lockheed Martin. During the LTM Period and the years ended December 31, 2001, 2000 and 1999, Aircraft Braking Systems made occupancy payments to Lockheed Martin of $0.9 million, $0.9 million, $2.1 million and $1.9 million, respectively. Certain access easements and agreements regarding water, sanitary sewer, storm sewer, gas, electricity and telecommunication are perpetual. In addition, Lockheed Martin and Aircraft Braking Systems equally control Valley Association Corporation, an Ohio corporation, which was formed to establish a single entity to deal with the City of Akron and utility companies concerning governmental and utility services which are furnished to Lockheed Martin's and Aircraft Braking Systems' facilities.

LEGAL PROCEEDINGS

     There are various lawsuits and claims pending against us incidental to our business. Although the final results in those suits and proceedings cannot be predicted with certainty, in the opinion of our management, the ultimate liability, if any, will not have a material adverse effect on us.

ENVIRONMENTAL

     Our manufacturing operations are subject to various environmental laws and regulations, including those related to pollution, air emissions and the protection of human health and the environment, administered by federal, state and local agencies. We continually assess our obligations and compliance with respect to these requirements. Based upon these assessments and other available information, we believe that our manufacturing facilities are in substantial compliance with all applicable existing federal, state and local environmental laws and regulations and we do not expect environmental costs to have a material adverse effect on us. The operation of manufacturing plants entails risk in these areas, and there can be no assurance that we will not incur material costs or liabilities in the future that could adversely affect us. For example, such costs or liabilities could arise due to changes in the existing law or its interpretation, or newly discovered contamination.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of our directors and executive officers. All directors hold office until the next annual meeting of our stockholders and until their successors are duly elected and qualified, and all executive officers hold office at the pleasure of the Board of Directors. Our following executive officers or directors are related by blood or marriage:
Kenneth M. Schwartz is the nephew of Bernard L. Schwartz, Ronald H. Kisner's wife is the niece of Bernard L. Schwartz and John R. Paddock's wife is the daughter of Bernard L. Schwartz. No other executive officer or director of ours is related by blood, marriage or adoption.

NAME                              AGE   POSITION(S)                        DIRECTOR SINCE
----                              ---   -----------                        --------------
Bernard L. Schwartz*............  77    Chairman of the Board and Chief         1989
                                        Executive Officer
David J. Brand**................  41    Director                                1997
Herbert R. Brinberg*............  76    Director                                1989
Robert B. Hodes*................  77    Director                                1997
Ronald H. Kisner*...............  54    Director and Secretary                  1989
John R. Paddock*................  49    Director                                1989
A. Robert Towbin***.............  67    Director                                1989
Alan H. Washkowitz**............  62    Director                                1989
Donald E. Fogelsanger...........  77    Vice Chairman
Kenneth M. Schwartz.............  51    President and Chief Operating
                                        Officer
Dirkson R. Charles..............  38    Chief Financial Officer

---------------

  * Designated as director by Bernard L. Schwartz pursuant to the Stockholders Agreement.

 ** Designated as director by certain merchant banking partnerships pursuant to the Stockholders Agreement.

*** Designated as independent director by Bernard L. Schwartz and certain merchant banking partnerships pursuant to the Stockholders Agreement.

     Mr. Bernard L. Schwartz has been our Chairman and Chief Executive Officer since 1989. Mr. B. Schwartz has been Chairman and Chief Executive Officer of Loral Space & Communications Ltd. since April 1996. From 1972 to April 1996, Mr.
B. Schwartz was Chairman and Chief Executive Officer of Loral Corporation. Mr.
B. Schwartz is a Director of Loral Cyberstar, Inc., a Director of Satelites Mexicanos, S.A. de C.V., a Director of First Data Corporation, a Trustee of Mount Sinai-NYU Medical Center and Health System and a Trustee of Thirteen/WNET Educational Broadcasting Corporation.

     Mr. Brand is a Managing Director of Lehman Brothers and a senior principal in the Global Mergers & Acquisitions Group. From 1995 to April 2002, Mr. Brand led Lehman Brothers' Technology Mergers and Acquisitions business. Mr. Brand joined Lehman Brothers in 1987 and has been responsible for merger and corporate finance advisory services for many of Lehman Brothers' technology and defense industry clients.

     Dr. Brinberg has been President and Chief Executive Officer of Parnassus Associates International, a firm of consultants in the field of Information Management, since September 1989. Previously, he was President and Chief Executive Officer of Wolters Kluwer U.S. Corporation, a wholly owned subsidiary of Wolters Kluwer N.V. of the Netherlands, and its predecessor companies since 1978. He is also currently an Adjunct Professor of Management at Baruch College City University of New York and a Director of Brill Academic Publishers, Inc.

     Mr. Hodes is Counsel to the law firm of Willkie Farr & Gallagher with which he has been associated since 1949. He is a Director of LCH Investments N.V., Loral Space & Communications Ltd., Mueller Industries, Inc., Restructured Capital Holdings Ltd. and R.V.I. Guaranty Co., Ltd.

     Mr. Kisner has been our Secretary since 1997 and employed by us since January 1999. He was a member of the law firm of Chekow & Kisner, P.C. from 1984 until 1999. From 1982 to 1984, Mr. Kisner was a sole practitioner. From 1973 to 1982, he was Associate General Counsel of APL Corporation, where he held such offices as Secretary, Vice President and Director. Mr. Kisner received a B.A. from Syracuse University in 1970 and a J.D. from American University in 1973.

     Dr. Paddock is a licensed psychologist who has maintained an independent practice of psychotherapy, assessment and consultation in Atlanta, Georgia since 1982. He has also been President of the Georgia Psychological Association (1993-1994). He holds appointments in the Departments of Psychology and Psychiatry at Emory University.

     Mr. Towbin is a Managing Director of Stephens, Inc. From January 2000 to November 2001 he was Co-Chairman of C.E. Unterberg Towbin. From September of 1995 to January 2000 he was Senior Managing Director. From January 1994 to September 1995, he was President and Chief Executive Officer of the Russian-American Enterprise Fund and later Vice Chairman of its successor fund, The U.S. Russia Investment Fund. Mr. Towbin was a Managing Director at Lehman Brothers and Co-head, High Technology Investment Banking from January 1987 until January of 1994. Mr. Towbin was Vice Chairman and a Director of L.F. Rothschild, Unterberg, Towbin Holdings, Inc. and its predecessor companies from 1959 to 1987. Mr. Towbin is also a Director of Gerber Scientific, Inc., Globalstar Telecommunications Ltd., and Globecomm Systems, Inc.

     Mr. Washkowitz is a Managing Director of Lehman Brothers and Head of the Merchant Banking Group, and is responsible for the oversight of Merchant Banking Fund II and its affiliated investment vehicles, as well as their predecessor, Merchant Banking Fund I. He has served on the Investment Committee for 14 years, and he is also a member of Lehman Brothers' Commitment Committee and Fairness Opinion Committee. Mr. Washkowitz joined Kuhn Loeb & Co. in 1968. He became a general partner of Lehman Brothers in 1977 when Kuhn Loeb was acquired and a Managing Director of Lehman Brothers in 1978. Prior to joining the Merchant Banking Group in 1988, Mr. Washkowitz headed the Financial Restructuring Group, which advised distressed companies and their creditors on a wide range of business and financial issues. Mr. Washkowitz is a Director of L-3 Communications Corporation, Peabody Energy Corporation and C.P. Kelco.

     Mr. Fogelsanger has been our Vice Chairman since March 2000. Mr. Fogelsanger was our President from January 1996 to March 2000. From April 1989 to January 1996, Mr. Fogelsanger was the President of Aircraft Braking Systems. From 1987 to 1989 he was President of Loral Corporation's Aircraft Braking Systems Division. From January 1986 to March 1987 he was Vice President and General Manager of Goodyear Aerospace Corporation's ABSC division. From 1980 to 1986 he was General Manager of Goodyear's Aircraft Tire Operations. In 1968, Mr. Fogelsanger directed Goodyear's development of a crash-resistant fuel system for helicopters that was credited with saving hundreds of lives during the Vietnam War. He joined Goodyear in 1951.

     Mr. Kenneth M. Schwartz has been our President and Chief Operating Officer since March 2000. Mr. K. Schwartz was our Executive Vice President from January 1996 to March 2000. From June 1989 to January 1996, Mr. K. Schwartz held the positions of Chief Financial Officer, Treasurer and Secretary. Previously he was the Corporate Director of Internal Audit for Loral Corporation since late 1987. From 1984 to 1987, Mr. K. Schwartz held the position of Director of Cost and Schedule Administration for Loral Electronic Systems. Prior to 1984, Mr. K. Schwartz held various other positions with Loral Electronic Systems and the accounting firm of Deloitte & Touche LLP.

     Mr. Charles has been our Chief Financial Officer since May 1996. From May 1993 to May 1996, Mr. Charles was our Controller. Previously, he was the Manager of Accounting and Financial Planning. Prior to employment with us in 1989, Mr. Charles held various other positions with a major accounting firm, which he joined in 1984 after graduating from Pace University with a B.B.A. in public accounting. Mr. Charles received his M.B.A. in Finance from Pace University in May 1996.

EXECUTIVE OFFICERS OF AIRCRAFT BRAKING SYSTEMS AND ENGINEERED FABRICS

     Set forth below are the names, ages and positions of the executive officers of Aircraft Braking Systems and Engineered Fabrics. All executive officers hold office at the pleasure of their respective Board of Directors.

     AIRCRAFT BRAKING SYSTEMS CORPORATION

NAME                                    AGE   POSITION
----                                    ---   --------
Frank P. Crampton.....................  59    Senior Vice President - Marketing
Richard W. Johnson....................  59    Senior Vice President - Finance and
                                              Administration
James J. Williams.....................  46    Senior Vice President - Operations
Gary M. Rimlinger.....................  55    Vice President - Engineering

     ENGINEERED FABRICS CORPORATION

NAME                                    AGE   POSITION
----                                    ---   --------
John A. Skubina.......................  47    President
Richard P. Arsenault..................  45    Vice President - Finance
Terry L. Lindsey......................  58    Vice President - Marketing
Anthony G. McCann.....................  43    Vice President - Operations
Dan C. Sydow..........................  65    Vice President - Engineering

     Mr. Crampton has been Senior Vice President of Marketing at Aircraft Braking Systems since October 1999. He was previously Vice President of Marketing at Aircraft Braking Systems since March 1987. He had been Director of Business Development for Goodyear Aerospace Corporation's Wheel and Brake Division since 1985. Prior to that assignment, he was the divisional manager of Program Operations since 1983. Mr. Crampton joined Goodyear in 1967. He became Section Manager in Commercial Sales in 1977, a product marketing manager in 1978 and Divisional Sales Manager in 1979. In August of 1982, he joined manufacturing as the manager of the manufacturing process organization. He also worked for NASA at the Johnson Space Center, Houston, Texas from 1963 to 1966.

     Mr. Johnson has been Senior Vice President of Finance and Administration at Aircraft Braking Systems since October 1999. He was previously Vice President of Finance and Controller at Aircraft Braking Systems since April 1989. From 1987 to 1989, he was Vice President of Finance and Controller of Loral Corporation's Aircraft Braking Systems Division. Prior to this assignment, he had spent 22 years with Goodyear Aerospace Corporation, including one year as the Controller of the Wheel and Brake Division. Mr. Johnson joined Goodyear Aerospace Corporation in 1966. He became Manager of Accounting in 1979 for the Centrifuge Equipment Division of Goodyear Aerospace Corporation after holding various positions in the Defense Systems Division.

     Mr. Williams has been Senior Vice President of Operations at Aircraft Braking Systems since October 1999. He was previously Vice President of Manufacturing at Aircraft Braking Systems since May 1992. He had been Director of Manufacturing since joining Aircraft Braking Systems in September 1989. Previously, from April 1985 to August 1989, he was Branch Manager of Refurbishment Operations at United Technologies responsible for the refurbishment process of the Solid Rocket Boosters on the Shuttle Program. Mr. Williams started his aviation career in 1975 in the Air Force as a Hydraulic Systems Specialist. He was Superintendent, Manufacturing at Fairchild Republic Company from 1979 to 1983, followed by Manager, B-1B Manufacturing Operations at Rockwell International Corporation from 1983 to 1985.

     Mr. Rimlinger was named Vice President of Engineering at Aircraft Braking Systems in June 1998. He had been Director of Research and Technology for Aircraft Braking Systems since February 1990. Prior to this assignment, he had spent 11 years in various Engineering and Engineering Management positions in the Research and Technology Department of Aircraft Braking Systems, Loral Corporation's Aircraft Braking Systems Division and Goodyear Aerospace.

     Mr. Skubina has been President of Engineered Fabrics Corporation since April 2000. Mr. Skubina was Senior Vice President of Engineered Fabrics Corporation from September 1999 to April 2000. He had been Vice President of Finance and Administration since February 1991. Prior to that, he was made Vice President of Finance on April 1, 1990. He joined Engineered Fabrics Corporation in 1988 as Accounting Manager. From 1985 until 1988, Mr. Skubina was the Assistant Controller and Controller of MPD, a division of M/A-Com.

     Mr. Arsenault joined Engineered Fabrics Corporation in 1997 as Vice President of Finance. Prior to this he held various finance positions with the Remington Arms Company from 1994 to 1996 and he held Accounting and Auditing positions with the Fibers business, Composites business, and Corporate offices of E.I. Dupont from 1988 to 1994. He also worked for the U.S. Army Audit Agency in various capacities from 1983 to 1988 and is a veteran of the U.S. Army, 82nd Airborne Division.

     Mr. Lindsey has been Vice President of Business Development at Engineered Fabrics Corporation since 1989. He has been with Goodyear Aerospace Corporation, Loral Corporation and Engineered Fabrics Corporation since 1977. Prior to this he had 12 years of federal service with the U.S. Army. He joined GAC as Contract Administrator of the Industrial Brake Operation in Berea, Kentucky, and transferred to Engineered Fabrics in 1979 as Manager of Contracts.

     Mr. McCann has been Vice President of Operations at Engineered Fabrics Corporation since June 1993. Prior to that, he was Manager of Production Support from April 1990 to June 1993. He joined Engineered Fabrics Corporation in August 1988 as Manager of Production. From January 1984 to August 1988, Mr. McCann worked for Aircraft Braking Systems as Manager of Manufacturing Engineering, Manager of Assembly and as a Manufacturing Engineer.

     Mr. Sydow has served as the Director and Vice President of Engineering since 1993. He joined Engineered Fabrics Corporation in September 1985 as a Senior Engineer. He served as the Manager of Product Engineering from 1989 to 1993. Before that, he served as the Supervisor of Centrifuge Assembly at Goodyear Atomic from 1981 to 1985.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation for the years ended December 31, 2001, 2000 and 1999, paid to our and our subsidiaries' chief executive officer and each of the other four most highly compensated executive officers.

                                                                     LONG-TERM
                                                                   COMPENSATION
                                       ANNUAL COMPENSATION       -----------------
                                     -----------------------     OPTIONS    LTIP        ALL OTHER
                                      SALARY         BONUS       GRANTED   PAYOUTS   COMPENSATION(A)
NAME AND PRINCIPAL POSITION   YEAR      ($)           ($)          (#)       ($)           ($)
---------------------------   ----   ---------     ---------     -------   -------   ---------------
Bernard L. Schwartz,          2001   2,060,259(b)  5,483,700         --        --            --
  Chairman of the Board and   2000   2,082,572(b)  7,300,200         --        --            --
  Chief Executive Officer     1999   2,084,224(b)  6,095,300         --        --            --
Kenneth M. Schwartz,          2001     485,000(b)    120,000         --    60,000        12,518
  President and Chief         2000     476,155(b)    850,000(c)   2,500    53,333        11,140
  Operating Officer           1999     435,000(b)    175,000         --    48,333         5,856
Donald E. Fogelsanger,        2001     235,000        96,000         --    58,334        31,646
  Vice Chairman               2000     235,000       410,000(c)      --    55,000        30,382
                              1999     235,000       150,000         --    53,333        32,976
Dirkson R. Charles,           2001     200,000        63,000         --    46,333         8,916
  Chief Financial Officer     2000     185,000       525,000(c)     750    39,333         7,888
                              1999     170,000        90,000         --    34,333         7,596
Ronald H. Kisner,             2001     180,000        54,000         --    41,667        12,576
  Director and Secretary      2000     170,000       430,000(c)   1,250    35,000        11,552
                              1999     160,000        75,000         --    21,667        23,254

---------------

(a) Includes the following: (1) our contributions to individual 401(k) plan accounts for the years ended December 31, 2001, 2000 and 1999, respectively:
    Mr. K. Schwartz -- $6,120, $5,057 and $4,800; Mr. Fogelsanger -- $6,120,
    $5,086 and $4,800; Mr. Charles -- $6,120, $5,092 and $4,800; Mr.
    Kisner -- $6,120, $5,096 and $4,798; and (2) the compensation element of supplemental life insurance programs for the years ended December 31, 2001, 2000 and 1999, respectively: Mr. K. Schwartz -- $6,398, $6,083 and $1,056;
    Mr. Fogelsanger -- $25,526, $25,296 and $28,176; Mr. Charles -- $2,796,
    $2,796 and $2,796; Mr. Kisner -- $6,456, $6,456 and $6,456. Mr. Kisner also received a Board of Directors fee of $12,000 in 1999.

(b) We have an Advisory Agreement with Bernard L. Schwartz which provides for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons designated by him. Mr. B. Schwartz designated that $150,000 of the aggregate annual advisory fee be paid to Kenneth M. Schwartz, which is included in his salary for each of the three years in the period ended December 31, 2001.

(c) In 2000, the Board of Directors awarded special bonuses to various directors, officers and employees, including: $650,000 for Mr. K. Schwartz; $250,000 for Mr. Fogelsanger; $420,000 for Mr. Charles; and $340,000 for Mr. Kisner.

                       OPTION GRANTS IN LAST FISCAL YEAR

     There were no grants of stock options by us during the year ended December 31, 2001 to the individuals named in the Summary Compensation Table.

             AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES
                              AT DECEMBER 31, 2001

     The following sets forth information as to the exercise of stock options during the year ended December 31, 2001 and the value of unexercised stock options at year-end. Our stock is not publicly traded.

                                                               NUMBER OF       VALUE OF UNEXERCISED
                                                              UNEXERCISED          IN-THE-MONEY
                                                           OPTIONS AT FY-END    OPTIONS AT FY-END
                                                                  (#)                  ($)
                              SHARES                       -----------------   --------------------
                           ACQUIRED ON    VALUE REALIZED     EXERCISABLE/          EXERCISABLE/
NAME                       EXERCISE(#)         ($)           UNEXERCISABLE        UNEXERCISABLE
----                       ------------   --------------   -----------------   --------------------
Bernard L. Schwartz......       0               0                     0/0              0/0
Kenneth M. Schwartz......       0               0             3,458/3,042              0/0
Donald E. Fogelsanger....       0               0               1,875/625              0/0
Dirkson R. Charles.......       0               0             2,538/1,662              0/0
Ronald H. Kisner.........       0               0             2,180/1,720              0/0

LONG-TERM INCENTIVE PLAN AWARDS

     Under our long-term incentive plan designed to provide an incentive to encourage attainment of our objectives and retain and attract our key executives, a limited number of persons participate in a Deferred Bonus Plan. Under the terms of the plan, as amended, generally no awards will be allocated to any participant unless we have achieved at least a 5% growth in earnings before interest, taxes and amortization over the prior fiscal year. Awards vest and are paid in three equal annual installments starting on January 15th following each fiscal year-end. All amounts not vested are forfeited upon termination of employment for any reason other than death or disability prior to the vesting date. No awards were earned during the year ended December 31, 2001. The following awards were earned for the individuals named in the Summary Compensation Table during the years ended December 31, 2000 and 1999, respectively: Mr. K. Schwartz $92,000 and $70,000; Mr. Fogelsanger $79,000 and $65,000; Mr. Charles $67,000 and $55,000; and Mr. Kisner $61,000 and $50,000.

THE RETIREMENT PLAN

     We established, effective May 1, 1989, as amended, the K & F Industries Retirement Plan for Salaried Employees, or our Retirement Plan or the Plan, a defined benefit pension plan. We have received favorable determination letters from the Internal Revenue Service that our Retirement Plan, as amended, is a qualified plan under the Internal Revenue Code. Our Retirement Plan provides a non-contributory benefit and a contributory benefit. The cost of the former is borne by us; the cost of the latter is borne partly by us and partly by the participants. Salaried employees who have completed at least six months of service and satisfied a minimum earnings level are eligible to participate in the contributory portion of our Retirement Plan; salaried employees become participants in the non-contributory portion on their date of hire. The Plan provides a benefit of $20.00 per month for each year of credited service. For participants who contribute to the Plan, in addition to the benefit of $20.00 per month for each year of credited service, the Plan provides an annual benefit equal to the greater of: 60% of the participant's aggregate contributions or average compensation earned (while contributing) during the last 10 years of employment in excess of 90% of the Social Security Wage Base amount multiplied by: (1) 2.4% times years of continuous service up to 10, plus (2) 1.8% times additional years of such service up to 20, plus (3) 1.2% times additional years of such service up to 30, plus (4) 0.6% times all additional such service above 30 years.

     Effective January 1, 1990, the Plan was amended for eligible employees of K & F and Aircraft Braking Systems to provide an annual benefit equal to (1) the accrued benefit described above as of December 31, 1989, plus (2) a non-contributory benefit for each year of credited service after January 1, 1990, of 0.7% of annual earnings up to the Social Security Wage Base or $288, whichever is greater, plus

(3) for each year of contributory service on and after January 1, 1990, a contributory benefit of (i) for 14 years of contributory service or less, 1.05% of annual earnings between $19,800 and the Social Security Wage Base plus 2.25% of annual earnings above the Social Security Wage Base, and (ii) for more than 14 years of contributory service, 1.35% of annual earnings between $19,800 and the Social Security Wage Base plus 2.65% of annual earnings above the Social Security Wage Base. In no event will the amount calculated in (3) above be less than 60% of the participant's aggregate contributions made on and after January 1, 1990. Benefits are payable upon normal retirement age at age 65 in the form of single life or joint and survivor annuity or, at the participant's option with appropriate spouse consent, in the form of an annuity with a term certain. A participant who has (a) completed at least 30 years of continuous service, (b) attained age 55 and completed at least 10 years of continuous service, or (c) attained age 55 and the combination of such participant's age and service equals at least 70 years, is eligible for early retirement benefits. If a participant elects early retirement before reaching age 62, such benefits will be reduced except that the non-contributory benefits of a participant with at least 30 years of credited service will not be reduced. In addition, employees who retire after age 55 but before age 62 with at least 30 years of service are entitled to a supplemental non-contributory benefit until age 62. Annual benefits under our Retirement Plan are subject to a statutory ceiling of $170,000 per participant. Participants are fully vested in their accrued benefits under our Retirement Plan after five years of credited service with us.

     The individuals named in the Summary Compensation Table also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Estimated annual benefits upon retirement for these individuals who are participants in our Retirement Plan and the supplemental plan are: $224,000 for Mr. B. Schwartz; $362,000 for Mr. K. Schwartz; $177,000 for Mr. Fogelsanger; $255,000 for Mr. Charles; and $108,000 for Mr. Kisner. The retirement benefits have been computed on the assumption that (1) employment will be continued until normal retirement at age 65 or current age if greater; (2) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period; and (3) participation in the contributory portion of the plan will continue at current levels. We have a similar plan at Engineered Fabrics.

     For purposes of eligibility, vesting and benefit accrual, participants receive credit for years of service with Loral Corporation and Goodyear. At retirement, retirement benefits calculated according to the benefit formula described above are reduced by any retirement benefits payable from The Goodyear Tire & Rubber Company Retirement Plan for Salaried Employees.

COMPENSATION OF DIRECTORS

     The Board of Directors held four meetings during the year ended December 31, 2001. Members of the Board of Directors are entitled to receive a director's fee of $12,000 per year. Messrs. B. Schwartz, Brand, Kisner and Washkowitz did not receive director's fees during the year ended December 31, 2001. All directors are reimbursed for reasonable out-of-pocket expenses incurred in that capacity.

ADVISORY AGREEMENT

     We have an Advisory Agreement with Bernard L. Schwartz which provides for the payment of an aggregate of $200,000 per month of compensation to Mr. B. Schwartz and persons designated by him. The advisory agreement will continue until Mr. B. Schwartz dies or is disabled or ceases to own a specified number of shares of our common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We have not in the past used a compensation committee to determine executive officer compensation. The payments to Bernard L. Schwartz, our Chairman and Chief Executive Officer, are paid in accordance with the Advisory and Stockholders Agreements. All other executive compensation decisions are made by Mr. B. Schwartz in accordance with policies established in consultation with our Board of Directors.

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

                               SECURITY OWNERSHIP

     The following table sets forth the ownership of our capital stock as of December 31, 2001.

                                                             NUMBER OF       PERCENTAGE
                                                             SHARES OF      OWNERSHIP OF
                                                           COMMON STOCK**   CAPITAL STOCK
                                                           --------------   -------------
Bernard L. Schwartz......................................     370,199***        50.00%***
Lehman Brothers Merchant Banking Portfolio Partnership
  L.P.(a)*...............................................     180,228           24.34
Lehman Brothers Offshore Investment Partnership
  L.P.(b)*...............................................      48,880            6.60
Lehman Brothers Offshore Investment Partnership -- Japan
  L.P.(b)*...............................................      18,591            2.51
Lehman Brothers Capital Partners II, L.P.(c)*............     122,500           16.55
                                                              -------          ------
                                                              740,398          100.00%
                                                              =======          ======

---------------

  *  Collectively referred to as the Lehman Investors.

 ** The executive officers named in "Executive Compensation" hold options covering 10,051 shares, and executive officers and directors as a group hold options covering 18,526 shares, which may be acquired within 60 days pursuant to the exercise of the options.

*** Subsequent to December 31, 2001, Bernard L. Schwartz transferred 25,000 shares of our capital stock to certain members of the BLS Group (as defined under "Description of the Notes -- Certain Definitions").

(a) LBI Group Inc. is the general partner of the limited partnership and is an indirect wholly owned subsidiary of Lehman Brothers Holdings Inc., or LBH.

(b) Lehman Brothers Offshore Partners Ltd. is the general partner of the limited partnership and is an indirect wholly owned subsidiary of LBH.

(c) LBH is the general partner of the limited partnership. The limited partnership is a fund for current and former employees of LBH.

STOCKHOLDERS AGREEMENT

     In connection with the recapitalization completed on October 15, 1997, Bernard L. Schwartz and the Lehman Investors, collectively, the Stockholders, entered into a Stockholders Agreement dated as of October 15, 1997. The Stockholders Agreement contains certain restrictions with respect to the transferability of our capital stock, subject to certain exceptions. The Stockholders Agreement also includes provisions regarding designation of members of the Board of Directors and other voting arrangements. The Stockholders Agreement will terminate at the time when more than 75% of the shares of common stock and shares of common stock issuable upon the exercise of options or rights to acquire common stock or upon conversion of convertible securities then outstanding have been sold pursuant to one or more public offerings, except that the registration rights contained therein (as described below) continue as to any common stock held by the Stockholders as long as they own their shares and the voting provisions contained therein terminate on October 15, 2007.

     The Stockholders Agreement provides that our Board of Directors be comprised initially of nine directors. Under the Stockholders Agreement, Mr. B. Schwartz is entitled to appoint five directors, the Lehman Investors are entitled to appoint three directors and Mr. B. Schwartz and the Lehman Investors are jointly entitled to designate one independent director. Upon the death, retirement or resignation as Chairman or Chief Executive Officer or permanent disability of Mr. B. Schwartz, the Lehman Investors and the BLS Group (as defined in the Stockholders Agreement) will each be entitled to designate 50% of the members of the Board of Directors. Our By-laws provide that for, so long as there is a director designated by the Lehman Investors, certain corporate actions will require the vote of at least one director designated by the Lehman Investors, including (with certain exceptions) (i) mergers, consolidations or recapitalizations, (ii) issuances of capital stock, (iii) repurchases of and dividends on capital stock, (iv) issuance of employee options to purchase more than 50,000 shares of capital stock, (v) our dissolution or liquidation, (vi) acquisition, sale or exchange of assets in excess of $5 million, (vii) the incurrence of debt or liens in excess of $10 million in the aggregate, (viii) the making of loans, investments or capital expenditures in excess of $10.0 million in each case in any single year, (ix) transactions with affiliates, (x) prepayments of or amendments to any amount of financing in excess of $10.0 million, (xi) amendment of our Certificate of Incorporation and By-laws, (xii) engaging in new businesses or ventures and (xiii) certain employee compensation and other matters.

     The Stockholders Agreement provides that either the BLS Group or the Lehman Investors may request an appraisal of the value of our capital stock, or the Appraised Value, and may notify the other party of its desire to sell all of its and its transferees' capital stock for a pro rata share of the Appraised Value. See "Description of the Notes -- Certain Definitions" for a definition of the BLS Group and the Lehman Investors. The other party may elect to purchase the capital stock, arrange for the purchase of the capital stock by a third party or notify the Put Party that it does not intend to purchase or arrange for the purchase by a third party of the capital stock. If the other party is unable or chooses not to arrange for and consummate the purchase of the capital stock, the BLS Group and the Lehman Investors shall cause us to be sold as an entirety if the sale can be arranged for a price at least equal to the Appraised Value (subject to reduction by no more than 10% under specified circumstances). Any sale of us as a whole shall include all Stockholders and the proceeds thereof shall be allocated among the Stockholders in accordance with their stock ownership.

     Notwithstanding other restrictions, the Lehman Investors have the right to transfer capital stock to a third party, subject to specified conditions. The put-sale rights of the Lehman Investors described above and the rights of the Lehman Investors to designate 50% of the members of the Board of Directors upon the death, retirement, resignation or disability of Mr. B. Schwartz will terminate upon any transfer.

     The Stockholders Agreement provides certain first offer and tag-along rights with respect to certain transfers and common stock or shares of common stock issuable upon the exercise of options or rights to acquire common stock or upon conversion of convertible securities then outstanding.

     The Stockholders Agreement grants the Stockholders demand and incidental registration rights with respect to shares of capital stock held by them, which rights will be exercisable at any time after an initial public offering of our common stock approved by the Board of Directors. The Stockholders Agreement contains customary terms and provisions with respect to those registration rights.

                              CERTAIN TRANSACTIONS

GENERAL

     Bernard L. Schwartz owns or controls 50% of our capital stock and pursuant to the Stockholders Agreement has the right to designate a majority of our Board of Directors. In addition, Mr. B. Schwartz serves as our Chairman of the Board of Directors and Chief Executive Officer and devotes such time to our business and affairs as he deems appropriate. Mr. B. Schwartz is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd., or Loral Space. Because Mr. B. Schwartz is Chairman of the Board of Directors and has the right to designate a majority of the Directors to our Board, he has operating control of us.

     We have an advisory agreement with Mr. B. Schwartz which provides for the payment of an aggregate of $200,000 per month of compensation to him and persons designated by him in exchange for acting as directors or providing advisory services to us and our subsidiaries. The advisory agreement will continue until Mr. B. Schwartz dies or is disabled or ceases to own a specified number of shares of our common stock.

     We have a bonus plan pursuant to which our Board of Directors awards bonuses to Mr. B. Schwartz ranging from 5% to 10% of earnings in excess of $50.0 million before interest, taxes and amortization. Bonuses earned under this plan were $5.5 million, $7.3 million and $6.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     We reimburse Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. We believe this arrangement is as favorable to us as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.5 million, $0.6 million and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Pursuant to a financial advisory agreement with Lehman Brothers Inc., Lehman Brothers has agreed to act as our exclusive financial adviser and we have agreed to pay Lehman Brothers customary fees for services when rendered. During the LTM Period and the three years ended December 31, 2001, no amounts were paid under this agreement. The agreement may be terminated by us or Lehman Brothers upon certain conditions. Certain merchant banking partnerships affiliated with Lehman Brothers own 50% of our outstanding capital stock and are entitled to elect three directors (in addition to one independent director jointly designated by Mr. B. Schwartz and the certain merchant banking partnerships affiliated with Lehman Brothers) to our Board of Directors. The certain merchant banking partnerships affiliated with Lehman Brothers have the benefit of certain additional rights under the Stockholders Agreement and our By-laws.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT FACILITY

     In connection with the recapitalization, together with Aircraft Braking Systems and Engineered Fabrics, we entered into a credit facility with a group of lenders including Lehman Brothers Inc. and Lehman Commercial Paper Inc. The new credit facility consists of a revolving credit facility in an aggregate principal amount of $30.0 million. The obligations under the new credit facility are secured by a lien on substantially all of the assets of Aircraft Braking Systems and Engineered Fabrics and are guaranteed by us and each of Aircraft Braking Systems' and Engineered Fabrics' domestic subsidiaries. Our guarantee is secured by a pledge of all the issued and outstanding stock of Aircraft Braking Systems and Engineered Fabrics and intercompany notes held by us.

     Up to $10.0 million of the new credit facility is available for letters of credit. The new credit facility commitment terminates on June 30, 2007 and all outstanding borrowings will be due on such date.

     Borrowings under the new credit facility bear interest, at the option of the borrowers, at a rate equal to an applicable margin plus (a) the base rate, which will be the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate page 5 and (2) the federal funds effective rate from time to time plus 0.5% or (b) the eurodollar rate, which will be the rate at which eurodollar deposits for one, two, three or six months (as selected by Aircraft Braking Systems and Engineered Fabrics) are offered in the interbank eurodollar market. The new credit facility provides that the applicable margin will be, initially, 2.25% with respect to base rate loans and 3.25% with respect to eurodollar loans. Overdue amounts under the new credit facility bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2% per annum.

     On December 20, 2002, the closing date of the new credit facility, we paid the lenders, including Lehman Commercial Paper, an upfront commitment fee. In addition, we are obligated to pay the lenders a quarterly commitment fee initially equal to 1/2 of 1% per annum of the unused portion of the $30.0 million revolving loan commitment. We are also obligated to pay a commission on all outstanding letters of credit in the amount of an applicable margin then in effect with respect to eurodollar loans as well as fronting fees on the face amount of each letter of credit.

     The new credit facility contains customary representations and warranties, covenants and conditions to borrowing. There can be no assurance that the conditions to borrowing under the new credit facility will be satisfied.

     The new credit facility contains a number of negative covenants that limit our subsidiaries from, among other things, incurring other indebtedness, entering into merger or consolidation transactions, disposing of all or substantially all of their assets, making certain restricted payments, making capital expenditures, creating any liens on Aircraft Braking Systems' and Engineered Fabrics' assets, creating guarantee obligations and material lease obligations and entering into sale and leaseback transactions and transactions with affiliates. In addition, the new credit facility limits our ability to redeem the notes.

     The new credit facility also requires the maintenance of certain quarterly financial and operating ratios, including: (1) a consolidated cash interest coverage ratio, and (2) a consolidated leverage ratio.

     The new credit facility also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

     We expect to use funds available under the new credit facility to finance the working capital needs and for other general corporate purposes of our subsidiaries in the ordinary course of business.

                            DESCRIPTION OF THE NOTES

GENERAL

     The original notes were, and the exchanges notes will be, issued pursuant to an indenture between K & F Industries, Inc. (the "Company") and U.S. Bank National Association, as trustee. The terms of the exchange notes are identical in all material respects to the original notes, except that the exchange notes have been registered under the Securities Act, and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the original notes under certain circumstances relating to the registration rights agreement, which provisions will terminate as to all of the notes upon the consummation of the exchange offer. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The notes are subject to all such terms, and holders of notes are referred to the indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions therein of certain terms used below. A copy of the proposed form of indenture and registration rights agreement is available as set forth under "-- Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The notes rank senior to or pari passu in right of payment with all subordinated Indebtedness of the Company. The notes are subordinated in right of payment to all Senior Indebtedness of the Company, including all obligations of the Company under the new credit facility.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     As of the date of the indenture, all of our subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the subheading "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture.

PRINCIPAL, MATURITY AND INTEREST

     The notes are limited in aggregate principal amount to $250.0 million and will mature on December 15, 2010. Interest on the notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears, in cash on June 15 and December 15 of each year, commencing on June 15, 2003, to holders of record on the immediately preceding June 1 and December 1. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes the holders of which have given wire transfer instructions to the Company are required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York is the office of the trustee maintained for such purpose. The notes are issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     The notes are not be redeemable at the Company's option prior to December 15, 2006. Thereafter, the notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

YEAR                                                PERCENTAGE
----                                                ----------
2006..............................................   104.813%
2007..............................................   103.208%
2008..............................................   101.604%
2009 and thereafter...............................   100.000%

     Notwithstanding the foregoing, prior to December 15, 2005, the Company may redeem up to 35% of the original aggregate principal amount of notes at a redemption price of 109.625% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of one or more underwritten public offerings of common stock of the Company; provided that:

          (1) at least 65% of the original aggregate principal amount of notes remain outstanding immediately after the occurrence of such redemption; and

          (2) the redemption shall occur within 45 days of the date of the closing of such underwritten public offering of common stock of the Company.

SELECTION AND NOTICE

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

          (1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

          (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

     If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

REPURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

          (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

     The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of the notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     The new credit facility limits the ability of the Company to purchase any notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the new credit facility. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

     The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

     The provisions under the Indenture relating to the Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

  ASSET SALES

     The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless:

          (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2) at least 70% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, the following shall be deemed to be cash:

             (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets; and

             (b) any notes, securities or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately (subject to normal settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received).

     The Company may apply such Net Proceeds, at its option, within 360 days after the receipt of any Net Proceeds from an Asset Sale:

          (1) to permanently reduce;

             (a) Senior Indebtedness; or

             (b) Indebtedness of the Company's Restricted Subsidiaries;

          (2) to make an offer to repurchase the Existing Senior Subordinated Notes to the extent required by and in accordance with the terms of the Existing Senior Subordinated Indenture; or

          (3) to invest in the business or businesses of the Company or any of its Restricted Subsidiaries or any business directly related to any business then conducted by the Company or any of its Restricted Subsidiaries or any business related to the aircraft industry or used for working capital purposes.

     Pending the final application of any such Net Proceeds, the Company may temporarily reduce the revolving portion of Senior Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (1), (2) or (3) above will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all holders of notes and the holders of all Indebtedness ranking pari passu with the notes and requiring the making of such an offer (the "Pari Passu Notes," which definition shall not include the Existing Senior Subordinated Notes, which are entitled to receive a prior offer to repurchase out of Net Proceeds) (an "Asset Sale Offer") to purchase the maximum principal amount of notes and Pari Passu Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that the aggregate amount of notes and Pari Passu Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and Pari Passu Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

SUBORDINATION

     The payment of principal of, premium, if any, and interest and Liquidated Damages, if any, on the notes will be subordinated in right of payment as set forth in the indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the indenture or thereafter.

     Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing under the new credit facility subsequent to an event of bankruptcy whether or not such interest is an allowed claim in such proceeding) shall first be paid in full in cash or Cash Equivalents, or payment provided for in cash or Cash Equivalents, before the holders or the trustee on behalf of the holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest or Liquidated Damages, if any, on the notes, or to acquire or redeem any of the notes for cash or property (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and any securities issued in exchange for such securities). Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest or Liquidated Damages, if any, on the notes upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holders of the notes or the trustee on their behalf would be entitled, but for the subordination provisions of the indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash or Cash Equivalents after giving effect to any concurrent payment, distribution or provision therefor, to or for the holders of such Senior Indebtedness.

     If any default in the payment of any principal of or interest on any Senior Indebtedness outstanding under any Specified Senior Indebtedness or any Designated Senior Indebtedness when due and payable, whether at maturity, upon any redemption, by declaration or otherwise, occurs and is continuing, no payment shall be made by the Company with respect to the principal of, premium, if any, or interest or Liquidated Damages, if any, on, or other amounts owing with respect to, the notes or to redeem or acquire any of the notes for cash or property or otherwise. If any event of default occurs and is continuing under any Designated Senior Indebtedness other than a default in payment of the principal of or interest on any Designated Senior Indebtedness (or if such an event of default would occur upon any payment of any kind or character with respect to the notes), as such event of default is defined in such Designated Senior Indebtedness, permitting the holders thereof to accelerate the maturity thereof and if the holder or holders or a representative of such holder or holders gives written notice of the event of default to the Company and the trustee (a "Default Notice"), then, unless and until such event of default has been cured or waived or has ceased to exist or the trustee receives notice from the holder or holders of the relevant Designated Senior Indebtedness (or a representative of such holder or holders) terminating the Blockage Period (as defined below), during the 179 day period after the delivery, of such Default Notice (the "Blockage Period"), the Company, or any person acting on its behalf shall not, (x) make any payment or distribution of or with respect to the principal of, premium, if any, or interest or Liquidated Damages, if

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any, on, or other amounts owing with respect to the notes, or (y) acquire any of the notes for cash or property or otherwise. At the expiration of such Blockage Period, the Company shall, as set forth in the indenture, promptly pay to the trustee all sums which the Company would have been obligated to pay during such Blockage Period but for this paragraph. Only one such Blockage Period may be commenced with any 360 consecutive days. For all purposes of this paragraph, no event of default which existed or was continuing with respect to the Designated Senior Indebtedness to which the Blockage Period relates on the date such Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Blockage Period by the holder or holders of such Designated
Senior Indebtedness (or a representative of such holder or holders) unless such event of default is cured or waived for a period of not less than 90 consecutive days.

     The indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. As of September 30, 2002, after giving pro forma effect to the recapitalization, the principal amount of Senior Indebtedness outstanding would have been approximately $13.8 million. In addition, our existing $185.0 million 9 1/4% senior subordinated notes mature before the notes, are currently redeemable and the indenture permits the refinancing of such notes with senior debt (which may be secured) pursuant to a new credit facility or otherwise. The indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

CERTAIN COVENANTS

  RESTRICTED PAYMENTS

     The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock), dividends or distributions payable to the Company or any Restricted Subsidiary of the Company or dividends or distributions payable by a Restricted Subsidiary of the Company to its shareholders on a pro rata basis);

          (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company);

          (3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes (other than intercompany Indebtedness between or among the Company and any of its Wholly-Owned Restricted Subsidiaries), except at stated maturity; or

          (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

     unless, at the time of and after giving effect to such Restricted Payment:

          (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (2) with respect to Restricted Payments described in clauses (1) and
     (2) of the immediately preceding paragraph, the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable forequarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant

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     described below under the caption "-- Incurrence of Indebtedness and
     Issuance of Preferred Stock;" and

          (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (including the Restricted Payments permitted by the next paragraph, but excluding Restricted Payments permitted by clauses (2), (3), (4), (5) and (6) of the next paragraph), is less than the sum of:

             (a) an amount equal to the difference (but not less than zero) between (A) Cumulative Operating Cash Flow and (B) the product of 1.3 times Cumulative Total Interest Expense, plus

             (b) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined in good faith by the Board of Directors whose determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee, received by the Company from the issue or sale after the date of the indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities issued subsequent to the date of the indenture that have been converted into Disqualified Stock, plus

             (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus

             (d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of the Company's Investment in such Subsidiary as of the date of such redesignation or
        (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

             (e) $15 million.

     The foregoing provisions do not prohibit:

          (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

          (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

          (3) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent issuance (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
     (3)(b) of the preceding paragraph;

          (4) investments, loans or advances to joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount at any time not to exceed $20.0 million;

          (5) the repurchase of shares of, or options to purchase shares of, the Company's common stock held by employees of the Company (other than any member of the BLS Group) or any of its Restricted Subsidiaries pursuant to the forms of agreements under which such employees purchase, or
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     are granted the option to purchase, shares of such common stock in an aggregate amount not to exceed $3.0 million in any fiscal year, provided that the amount available in any given fiscal year shall be increased by the excess, if any, of (A) $3.0 million over (B) the amount used pursuant to this clause (5) in the immediately preceding fiscal year; and

          (6) distributions of cash made by the Company in connection with the recapitalization within thirty days of the date of the indenture to the holders of the Company's common stock and common stock options in an aggregate amount not exceeding $209.4 million.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by the Board of Directors, which determination shall be conclusive and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     The indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "Incur") any Indebtedness (including Acquired Debt) or Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any of its Subsidiaries may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Subsidiaries may issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The foregoing provisions do not apply to any of the following items, collectively, "Permitted Debt":

          (1) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to the new credit facility (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company or its Restricted Subsidiaries thereunder) in an aggregate principal amount not to exceed:

             (a) $30.0 million plus

             (b) the aggregate principal amount of such Indebtedness used to, redeem, defease, discharge or otherwise acquire or retire for value the Existing Senior Subordinated Notes and pay any redemption premium and expenses related thereto;

     provided that the aggregate principal amount of Indebtedness incurred under this clause (1) shall not exceed $215.0 million; provided further that the aggregate principal amount of Indebtedness permitted to be incurred under this clause (1) shall be reduced by the aggregate amount of all proceeds of Assets Sales that have been applied since the date of the indenture to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales;"

          (2) Existing Indebtedness;

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          (3) the incurrence by the Company, or any of its Restricted
     Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the indenture to be incurred;

          (4) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate in right of payment to the payment in full of all Obligations with respect to the notes and (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

          (5) Indebtedness under Guarantees in respect of obligations of joint ventures of the Company or any of its Restricted Subsidiaries in aggregate principal amount not to exceed $20.0 million at any one time;

          (6)(A) Indebtedness incurred to finance the purchase or construction of property, plant or equipment (including through the purchase of all of the Capital Stock of a Person) which will be treated as Consolidated Capital Expenditures of the Company so long as such Indebtedness is secured by a Lien on the property, plant or equipment so purchased or constructed and such Indebtedness does not exceed the value of such property, plant or equipment so purchased or constructed and such Lien shall not extend to or cover other assets of the Company or any of its Restricted Subsidiaries other than the property, plant or equipment so purchased or constructed and the real property, if any, on which the property so constructed or so purchased, is situated and the accessions, attachments, replacements and improvements thereto or (B) Indebtedness incurred in connection with any lease financing transaction in conjunction with the acquisition of new property; provided that such lease financing transaction is consummated within 60 days of such acquisition (whether such lease will be treated as an operating or capital lease in accordance with GAAP) and the aggregate of the Indebtedness incurred pursuant to clauses (A) and (B) does not exceed $15.0 million during any fiscal year (such amount is referred to as the "Maximum Amount"); provided that the Maximum Amount for each year shall be increased by the excess, if any, of (a) $30.0 million over (b) Consolidated Capital Expenditures for the immediately preceding two years;

          (7) Indebtedness incurred in connection with any sale and leaseback transaction, provided that the aggregate of the Indebtedness incurred pursuant to this clause (7) shall not exceed $30.0 million;

          (8) obligations incurred in the ordinary course of business under (A) trade letters of credit which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of goods by the Company or a Restricted Subsidiary of the Company; (B) standby letters of credit issued for the purpose of supporting (1) workers' compensation liabilities of the Company or any of its Restricted Subsidiaries as required by law, (2) obligations with respect to leases of the Company or any of its Restricted Subsidiaries, (3) performance, payment, deposit or surety obligations of the Company or any of its Restricted Subsidiaries or (4) environmental liabilities of the Company or any of its Restricted Subsidiaries as required by law, not exceeding an aggregate amount of $15.0 million at any one time outstanding in addition to any amounts required by law; (C) performance bonds and surety bonds, and refinancings thereof, and (D) Guarantees of Indebtedness incurred in the ordinary course of business of suppliers, licensees, franchisees, or customers in an aggregate amount not to exceed $5.0 million;

          (9) Indebtedness to repurchase shares, or cancel options to purchase shares, of the Company's common stock held by employees of the Company (other than any member of the BLS Group) or any of its Restricted Subsidiaries pursuant to the forms of agreements under which such employees purchase shares of the Company's common stock;

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          (10) the incurrence by the Company or any of its Restricted
     Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding;

          (11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

          (12) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (12); and

          (13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph), Disqualified Stock or preferred stock of Restricted Subsidiaries in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding not to exceed $25.0 million.

     Notwithstanding the foregoing, the accretion or amortization of original issue discount under any Indebtedness, the payment of interest in additional Indebtedness or the accretion of the liquidation preference of Disqualified Stock or preferred stock, shall not be deemed an incurrence of Indebtedness, Disqualified Stock or preferred stock; provided, however, that such accretion or amortization or payment of interest is included in Fixed Charges. For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company is permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the new credit facility outstanding on the date on which notes are first issued and authenticated under the indenture is deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

 LIENS

     The indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2) make loans or advances to the Company or any of its Restricted Subsidiaries;

          (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

     However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:

          (1) the new credit facility as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings

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     thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, when taken as a whole, with respect to such dividend and other payment restrictions than those contained in the new credit facility as in effect on the date of the indenture;

          (2)  the indenture and the notes;

          (3)  applicable law;

          (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

          (5) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

          (6) purchase money obligations for property, acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) in the previous paragraph on the property so acquired;

          (7) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, when taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; or

          (8) the Existing Senior Subordinated Notes and the Existing Senior Subordinated Indenture.

 MERGER, CONSOLIDATION, OR SALE OF ASSETS

     The indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another corporation, Person or entity, unless:

          (1) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

          (3) immediately after such transaction no Default or Event of Default exists; and

          (4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:

             (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

             (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to
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        incur at least $1.00 of additional Indebtedness pursuant to the Fixed
        Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

 DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted Payments" or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

 TRANSACTIONS WITH AFFILIATES

     The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to directly or indirectly enter into any transaction involving aggregate consideration in excess of $1.0 million with any Affiliate or holder of 5% or more of any class of Capital Stock of the Company (including any Affiliates of such holders) except for:

          (1) transactions (including any loans or advances by or to any Affiliate) in good faith the terms of which are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and

          (2) are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company; provided that:

             (a) any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Restricted Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company if such transaction is approved by a majority of the Company's directors (including a majority of the Company's disinterested and independent directors, if any); and

             (b) with respect to the purchase or disposition of assets of the Company or any of its Restricted Subsidiaries having a net book value in excess of $5 million, if the Company does not have any disinterested and independent directors, in addition to approval of its board of directors, the Company shall obtain a written opinion of an Independent Financial Advisor stating that the terms of such transaction are fair and reasonable to the Company or its Restricted Subsidiary, as the case may be, and are at least as favorable to the Company or such Restricted Subsidiary, as the case may be, as could have been obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company.

     This covenant does not apply to:

          (1) any transaction between the Company or any Affiliate thereof and any Lehman Investors, including, without limitation, the payment of fees to any Lehman Investor for financial and consulting services;

          (2) transactions between the Company or any of its Restricted Subsidiaries and any employee or director of, or consultant to, the Company or any of its Restricted Subsidiaries that are approved by the Board of Directors;

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          (3) the payment of reasonable and customary regular fees to directors of the Company;

          (4) any transaction between the Company and any of its Restricted Subsidiaries or between any of its Restricted Subsidiaries;

          (5) any Restricted Payment not otherwise prohibited by the "Restricted Payments" covenant; and

          (6) transactions with Loral Space pursuant to agreements in effect on the date of the indenture (as such agreements are in effect on such date).

 NO SENIOR SUBORDINATED INDEBTEDNESS

     The indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Indebtedness and senior in any respect in right of payment to the notes.

 PAYMENTS FOR CONSENT

     The indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  REPORTS

     The indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to the holders of notes:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

          (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

     If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

     In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

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EVENTS OF DEFAULT AND REMEDIES

     The indenture provides that each of the following constitutes an Event of
Default:

          (1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

          (2) default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

          (3) failure by the Company for 45 days after notice to comply with any of its other agreements in the indenture or the notes;

          (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

             (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

             (b) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case under clauses (a) and (b), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;

          (5) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

          (6) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, that so long as the new credit facility is in effect, such declaration shall not become effective until the earlier of (i) five days after receipt of notice of such acceleration by the Agent and the Company or (ii) an acceleration of obligations under the new credit facility. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2006 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of

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the notes prior to December 15, 2006, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

     The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

     The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

          (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such notes when such payments are due from the trust referred to below;

          (2) the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

          (4) the Legal Defeasance provisions of the indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or
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     (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6) the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be preferential under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7) the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

          (8) the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

SATISFACTION AND DISCHARGE

     The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1) either:

             (a) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the trustee for cancellation; or

             (b) all such notes not theretofore delivered to such trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with such trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2) no Default or Event of Default with respect to the indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and

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

     such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

          (3) the Company has paid or caused to be paid all sums payable by it under such indenture; and

          (4) the Company has delivered irrevocable instructions to the trustee under such indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. The Registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of a note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

     Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

          (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

          (3) reduce the rate of or change the time for payment of interest on any note;

          (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5) make any note payable in money other than that stated in the notes;

          (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"); or

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

          (8) make any change in the foregoing amendment and waiver provisions.

In addition, any amendment to the provisions of Article 10 of the indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.

     Notwithstanding the foregoing, without the consent of any holder of notes the Company and the trustee may amend or supplement the indenture or the notes:

          (1) to cure any ambiguity, defect or inconsistency;

          (2) to provide for uncertificated notes in addition to or in place of certificated notes;

          (3) to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation;

          (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

          (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The indenture contains certain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to K & F Industries, Inc., 600 Third Avenue, New York, New York 10016, Attention: Chief Operating Officer.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the exchange notes will initially be issued in the form of one or more global notes (each a "Global Note"). Each Global Note with respect to the original notes was, and each Global Note with respect to the exchange notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"). The Global Notes with respect to the original notes were, and the Global Notes with respect to the exchange notes will be, registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     Exchange notes that are issued as described below under "-- Certificated Notes" will be issued in the form of registered definitive certificates (the "Certificated Notes"). Upon the transfer of Certificated Notes, such Certificated Notes may, unless a Global Note has previously been exchanged for Certificated Notes, be exchanged for an interest in a Global Note representing the principal amount of notes being transferred. Transfer of beneficial interests in a Global Note will be subject to the applicable rules and procedures of

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the Depositary and its direct or indirect participants, including, if applicable, those of Euroclear Bank S.A./N.V., operator of the Euroclear system ("Euroclear"), and Clearstream Banking S.A. ("Clearstream"), which may change from time to time. The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITARY PROCEDURES

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depositary are recorded on the records of the Participants and Indirect Participants.

     The Depositary has also advised the Company that pursuant to procedures established by it:

          (1) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of Global Notes; and

          (2) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer a beneficial interest in a Global Note to such persons may be limited to that extent. Because the Depositary can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interest.

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS, OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of the Depositary or its nominee will be payable by the trustee to the Depositary or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

          (1) any aspect of the Depositary's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of the Depositary's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2) any other matter relating to the actions and practices of the Depositary or any of its Participants or Indirect Participants.

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

     The Depositary has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of the Depositary. Payments by Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of the Depositary, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by the Depositary or its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from the Depositary or its nominee as the registered owner of the notes for all purposes.

     Except for trades involving only Euroclear and Clearstream Participants, interests in the Global Notes will trade in the Depositary's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of the Depositary and its Participants.

     Transfers between Participants in the Depositary will be effective in accordance with the Depositary's procedures, and will be settled in same-day funds. Transfers between Participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Crossmarket transfers between Participants in the Depositary, on the one hand, and Euroclear or Clearstream Participants, on the other hand, will be effected through the Depositary in accordance with the depository's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in the Depositary, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     Due to time zone differences, the securities accounts of a Euroclear or Clearstream Participant purchasing an interest in a Global Note from a Participant in the Depositary will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of the Depositary. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Participant to a Participant in the Depositary will be received with value on the settlement date of the Depositary but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the Depositary's settlement date.

     The Depositary has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account the Depositary interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, the Depositary reserves the right to exchange Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     The information in this section concerning the Depositary, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

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

     Although the Depositary, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Participants in the Depositary, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchaser or the trustee will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

 EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive notes in registered certificated form if:

          (1) the Depositary notifies the Company that it is:

             (a) unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository; or

             (b) has ceased to be a clearing agency registered under the Exchange Act; or

          (2) the Company, at its option, notifies the trustee in writing that it elects to cause issuance of the notes in certificated form.

In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon request but only upon at least 20 days' prior written notice given to the trustee by or on behalf of the Depositary in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interest therein will be registered in names, and issues in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

 CERTIFICATED NOTES

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof).

     In addition, if:

          (1) the Company notifies the trustee in writing that the Depositary is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days; or

          (2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated notes under the indenture, then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related notes.

     Neither the Company nor the trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

     The indenture requires that payments in respect of the notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to certificated notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered

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address. The Company expects that secondary trading in the certificated notes will also be settled in immediately available funds.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     The Company and the initial purchaser have entered into the registration rights agreement dated as of December 20, 2002. Pursuant to the registration rights agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the new notes to be issued in exchange for the original notes (the "Exchange Notes"). Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

     If:

          (1) the Company is not:

             (a) required to file the Exchange Offer Registration Statement; or

             (b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

          (2) any holder of Transfer Restricted Securities notifies the Company within the specified time period that:

             (a) it is prohibited by law or Commission policy from participating in the Exchange Offer; or

             (b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

             (c) that it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company, then:

the Company will file with the Commission a Shelf Registration Statement to cover resales of the notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

     The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission but not later than 120 days after the Closing Date (with respect to the Exchange Offer Registration Statement) and not later than 60 days after the date on which the Company is required to file such Shelf Registration Statement (with respect to the Shelf Registration Statement).

     For purposes of the foregoing, "Transfer Restricted Securities" means each note until:

          (1) the date on which such note has been exchanged by a person other than a broker-dealer for a new note in the Exchange Offer;

          (2) following the exchange by a broker-dealer in the Exchange Offer of a note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

          (3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

          (4) the date on which such note is distributed to the public pursuant to Rule 144 under the Act.

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

     The registration rights agreement provides that:

          (1) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 45 days after the Closing Date;

          (2) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days after the Closing Date;

          (3) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will:

             (a) commence the Exchange Offer; and

             (b) use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

          (4) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises (and in any event within 120 days after the Closing Date) and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 60 days after such obligation arises.

     If:

          (1) any Registration Statement required by the registration rights agreement is not filed with the Commission on or prior to the date specified for such filing; or

          (2) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness; or

          (3) the Company fails to consummate the Exchange Offer within 30 business days after the Exchange Offer Registration Statement is first declared effective by the Commission; or

          (4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) a "Registration Default"), then the Company will pay Liquidated Damages to each holder of Transfer Restricted Securities that are the subject of such Registration Default, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Transfer Restricted Securities held by such holder.

     The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of Transfer Restricted Securities that are the subject of such Registration Default with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week per $1,000 principal amount of Transfer Restricted Securities.

     Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of notes will be required to make certain representations to the Company (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

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CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "1997 PBGC Agreement" means that certain settlement agreement between the United States Pension Benefit Guarantee Corporation and the Company dated as of October 15, 1997.

     "Acquired Debt" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means:

          (1) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback, other than sale and leaseback transactions so long as the present value of the rental obligations of the Company and its Restricted Subsidiaries thereunder do not exceed $30.0 million in the aggregate since the Issue Date) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant); and

          (2) the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries, in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

             (a) that have a fair market value in excess of $5.0 million; or

             (b) for net proceeds in excess of $5.0 million.

     Notwithstanding the foregoing, none of the following items will be deemed to be an Asset Sale:

          (1) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

          (2) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary; and

          (3) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments."

     "Bank" means any financial institution, fund or other entity extending credit under the new credit facility.

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

     "BLS" means Bernard L. Schwartz.

     "BLS Group" means:

          (1) BLS;

          (2) BLS's spouse and descendants (collectively, "relatives");

          (3) a trust of which there are no beneficiaries other than BLS, or relatives of BLS, or a charitable institution or organization;

          (4) a partnership, corporation or limited liability company of which there are no other partners, stockholders or members, as applicable, other than BLS or the relatives of BLS;

          (5) a legal representative or guardian of BLS or a relative of BLS if BLS or such relative becomes mentally incompetent;

          (6) any person succeeding BLS or a relative of BLS by will or by the laws of descent;

          (7) any individual who is employed by, a consultant to or a director of the Company or any of its subsidiaries; and

          (8) any individual who is a consultant or advisor to BLS with respect to the investment by BLS in the Company.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3) in the case of a partnership, partnership interests (whether general or limited); and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means:

          (1) United States dollars;

          (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition;

          (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million;

          (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above; and

          (5) commercial paper having a rating of at least A-3 from Moody's Investors Service, Inc. or P-3 from Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

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

     "Change of Control" means the occurrence of any of the following:

          (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Investors;

          (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

          (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Permitted Investors, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Company; or

          (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this definition, any transfer of an Equity Interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

          (1) an amount equal to any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income); plus

          (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

          (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

     Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

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

     "Consolidated Interest Expense" of any Person for any period means interest expense (including amortization of original issue discount and non-cash interest payments or accruals and the interest portion of Capital Lease Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization) of such Person and its Consolidated Restricted Subsidiaries, all as determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

          (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

          (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

          (4) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of:

          (1) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date; plus

          (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock; less

          (3) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person;

          (4) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Restricted Subsidiaries (except, in each case, Permitted Investments); and

          (5) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of the Company who:

          (1) was a member of such Board on the date of the indenture; or

          (2) was nominated for election or elected to such Board with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Cumulative Operating Cash Flow" means, for the period beginning October 1, 2002 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Operating Cash Flow for the Company and its Consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

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

     "Cumulative Total Interest Expense" means, for the period beginning October 1, 2002 through and including the end of the last fiscal quarter (taken as one accounting period) preceding the date of any proposed Restricted Payment, Consolidated Interest Expense for the Company and its Consolidated Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Indebtedness" means:

          (1) Indebtedness under the new credit facility; and

          (2) if there is no Indebtedness outstanding or active commitments to issue Indebtedness under the new credit facility, any other Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock so long as it is a debt security).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the new credit facility) in existence on the date of the indenture, including the notes, until such amounts are repaid.

     "Existing Senior Subordinated Indenture" means the indenture dated October 15, 1997 governing the Existing Senior Subordinated Notes.

     "Existing Senior Subordinated Notes" means the $185.0 million of 9 1/4% Senior Subordinated Notes due 2007 pursuant to an indenture dated October 15, 1997.

     "Fixed Charges" means, with respect to any Person for any period, the sum of:

          (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of deferred financing fees incurred in connection with the recapitalization); plus

          (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); plus

          (4) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
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

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

          (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

          (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

          (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

          (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means, without duplication, with respect to any Person, any indebtedness of such Person, whether or not contingent:

          (1) in respect of borrowed money;

          (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3) banker's acceptances;

          (4) representing Capital Lease Obligations; or

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

          (5) the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of.

     "Lehman Investors" means those certain merchant banking partnerships affiliated with Lehman Brothers Holdings Inc.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "new credit facility" means that certain new credit facility, dated on or before December 20, 2002, by and among K&F Industries Inc., Aircraft Braking Systems Corporation, Engineered Fabrics Corporation,
                                        96
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Lehman Brothers Inc. and Lehman Commercial Paper Inc., as administrative agent, and the lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time with the same or different lenders.

     "Non-Recourse Debt" means Indebtedness:

          (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
     (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

          (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

          (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, obligations, damages and other liabilities or other amounts payable under the documentation governing any Indebtedness.

     "Operating Cash Flow" of any Person means, for any period, the sum of:

          (1) Net Income of such Person and its consolidated Restricted Subsidiaries for such period; plus

          (2) provision for taxes based on income or profits included in computing Net Income of such Person for such period; plus

          (3) Consolidated Interest Expense of such Person for such period; plus

          (4) other non-cash charges deducted from consolidated revenues in determining Net Income of such Person for such period, in each case, determined on a consolidated basis in accordance with GAAP.

     "Permitted Investments" means:

          (1) any Investment in the Company or in a Wholly Owned Restricted Subsidiary of the Company;

          (2) any Investment in Cash Equivalents;

          (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

             (a) such Person becomes a Restricted Subsidiary of the Company; or

             (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; and

          (4) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
     "-- Repurchase at the Option of Holders-Asset Sales."

     "Permitted Investor" means:

          (1) any Person that is a member of the BLS Group; or

          (2) any Lehman Investor.
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     "Permitted Liens" means:

          (1) Liens on assets of the Company or its Restricted Subsidiaries that secure Senior Indebtedness permitted by the terms of the indenture to be incurred;

          (2) Liens in favor of the Company;

          (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company or becomes a Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any other assets of the Company or its Restricted Subsidiaries;

          (4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

          (5) Liens existing on the date of the indenture and any extensions or renewals thereof, provided that such Liens do not extend to or cover any other property or assets of the Company or any Restricted Subsidiary;

          (6) statutory Liens or landlords and carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business;

          (7) Liens for taxes, assessments, government charges or claims which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

          (8) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

          (9) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

          (10) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Significant Subsidiary incurred in the ordinary course of business;

          (11) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

          (12) any other Liens imposed by operation of law which do not materially affect the Company's ability to perform its obligations under the notes and the indenture;

          (13) rights of banks to set off deposits against debts owed to said bank;

          (14) Liens upon specific items of inventory or other goods and proceeds of the Company or its Subsidiaries securing the Company's or any Restricted Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (15) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

          (16) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

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

          (17) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or one of its Subsidiaries relating to such property or assets;

          (18) Liens on the property or assets of the Company or its Restricted Subsidiaries in favor of the PBGC in respect of unfunded pension obligations, which liens are junior to the liens permitted under the new credit facility;

          (19) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; and

          (20) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that:

          (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of accrued and unpaid interest thereon, reasonable expenses incurred in connection therewith and any associated redemption premium);

          (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Regulation S" means Regulation S promulgated under the Securities Act.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Rule 144A" means Rule 144A promulgated under the Securities Act.

     "Senior Indebtedness" means:

          (1) all Indebtedness and other monetary obligations (whether now existing or hereafter incurred) of the Company and its Restricted Subsidiaries on, under or in respect of, the new credit facility and including all fees, expenses (including reasonable fees and expenses of counsel), claims, charges, indemnity obligations and interest accruing on or subsequent to the filing of a petition initiating any proceeding in bankruptcy, insolvency or like proceeding whether or not such interest is an allowed claim in such proceeding;

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

          (2) all other Indebtedness of the Company (other than the notes and the Existing Senior Subordinated Notes), whether presently outstanding or hereafter created, incurred or assumed, unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it is subordinate in right of payment to or pari passu with the notes; and

          (3) any Hedging Obligations.

     Notwithstanding the foregoing, the term "Senior Indebtedness" shall not include:

          (1) any Indebtedness of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Code, was without recourse to the Company;

          (2) any Indebtedness of the Company to any of its Subsidiaries or Affiliates;

          (3) any Indebtedness of the Company not otherwise permitted by the covenants described under the captions "Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock" and "-- Subordination";

          (4) Indebtedness to any employee of the Company;

          (5) any liability for taxes; and

          (6) trade payables.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Specified Senior Indebtedness" means any Indebtedness constituting Senior Indebtedness which, at the time of determination has an aggregate principal amount outstanding of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Specified Senior Indebtedness."

     "Subsidiary" means, with respect to any Person:

          (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Restricted Subsidiaries of that Person (or a combination thereof); and

          (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Restricted Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Restricted Subsidiaries of such Person (or any combination thereof).

     "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

          (1) has no Indebtedness other than Non-Recourse Debt;

          (2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if: (1) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of the principal United States federal income tax consequences with respect to the purchase, ownership and disposition of the exchange notes, as well as the exchange of the original notes for the exchange notes, but does not purport to be a complete description of all tax considerations. In addition, this summary does not discuss the effect of U.S. federal estate or gift tax laws or of applicable state, local or foreign tax laws. This summary is limited to persons who acquire notes for cash pursuant to the initial offering thereof at the initial offering price and who hold such notes as a capital asset for tax purposes. This summary is intended for general information only and, as such, does not address all of the tax considerations that may be relevant to the personal circumstances of an investor in the notes (including, for example, the potential application of the alternative minimum tax). This summary does not apply to taxpayers subject to special rules including dealers in securities, banks, insurance companies, tax-exempt organizations, taxpayers who hold the notes as part of a hedge, conversion transaction or straddle, U.S. expatriates, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code") its legislative history, existing Treasury regulations thereunder, administrative rulings and court decisions currently in effect, all of which are subject to change, possibly on a retroactive basis.

     We have not sought and will not seek any rulings from the Internal Revenue Service with respect to the matters discussed below. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

     IF YOU ARE CONSIDERING THE PURCHASE OF THE NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTIONS.

  U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes,

     - a citizen or resident of the United States,

     - a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes), partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to United States taxation regardless of its source or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     For United States federal income tax purposes, interest on the notes will be taxable to a U.S. Holder as ordinary interest income in accordance with your method of accounting for tax purposes.

     Upon the sale, redemption, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized on the sale, redemption, retirement or other taxable disposition and such holder's adjusted tax basis in the notes. The amount realized on a taxable disposition of a note will not include any amount received that is attributable to accrued but unpaid interest, which will be taxable in the manner described in the preceding paragraph.

     Any such gain or loss will be long term capital gain or loss if the notes have been held for more than one year prior to the sale, redemption, retirement or other taxable disposition. The deductibility of capital losses is subject to limitations.

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

     The exchange of the original notes for new notes in the exchange offer should not constitute a taxable event to U.S. Holders. Consequently, no gain or loss should be recognized by a U.S. Holder upon receipt of new notes. The holding period of a new note should include the holding period of the note exchanged therefor, and the adjusted tax basis of a new note should be the same as the adjusted tax basis of the note exchanged therefor immediately before that exchange.

     In certain circumstances, we may be obligated to pay amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the notes were deemed to be contingent payment debt instruments, a U.S. Holder might, among other consequences, be required to accrue income on its notes in excess of stated interest and to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. We intend to treat the notes as not subject to these regulations. The regulations applicable to contingent payment debt instruments, however, have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. You are urged to consult your tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

     In general, information reporting requirements will apply to payments of principal and interest, and the payment of proceeds of the sale of the notes prior to maturity, to a U.S. Holder that is not an exempt recipient. Generally, corporations and tax-exempt organizations are exempt recipients. Backup withholding of U.S. federal income tax may apply to payments made to a U.S. Holder that is not an exempt recipient, unless such holder makes certain written certifications and provides certain identifying information in accordance with applicable requirements. Any amounts withheld under the backup withholding rules from payment to a U.S. Holder will be allowed as a credit against that holder's U.S. federal income tax liability, and may entitle that holder to a refund, provided the required information is timely furnished to the IRS.

 NON-U.S. HOLDERS

     This section summarizes the principal U.S. federal income tax consequences to a Non-U.S. Holder of a note. The term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

     Interest payments (including payments of Liquidated Damages, if any) made to a Non-U.S. Holder with respect to the notes will generally not be subject to United States federal income tax or withholding tax, provided that:

          (1) the Non-U.S. Holder does not actually or constructively own ten percent or more of the total combined voting power of all classes of our stock entitled to vote,

          (2) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership,

          (3) the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code, and

          (4) either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8 BEN (or successor form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address and the certificate is renewed periodically as required by Treasury Regulations, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, commonly referred to as a financial institution, and holds the notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or a financial institution between it and the beneficial owner and furnishes us with a copy thereof. These four requirements are referred to as the Portfolio Interest Exemption.

     If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless such holder provides us or our agent, as the case may be, with a properly executed IRS Form W-8 BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty, or an IRS

Form W-8 ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected to a U.S. trade or business conducted by the Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest is generally attributable).

     Upon the sale, redemption, retirement or other taxable disposition of the notes, a Non-U.S. Holder generally will not be subject to United States federal income tax on the gain recognized, if any, unless (i) such gain is effectively connected to a U.S. trade or business conducted by such Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest is generally attributable), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

     In general, if interest or gain from a disposition of the notes is effectively connected to a U.S. trade or business of a Non-U.S. Holder (and, if an income tax treaty applies, the Non-U.S. Holder maintains a U.S. "permanent establishment" to which such interest or gain is attributable), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the corporate Non-U.S. Holder of a trade or business in the U.S.

     A Non-U.S. Holder will generally be exempt from backup withholding and information reporting requirements with respect to payments of principal and interest on a note, if that holder meets the requirements of the Portfolio Interest Exemption, as described above. We or our paying agents may, however, report payments of interest on the notes to the IRS.

     Payments of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker has certain connections with the U.S. Payment of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     Any amounts withheld under the backup withholding rules from payment to a Non-U.S. Holder will be allowed as a credit against that holder's U.S. federal income tax liability, and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

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                              PLAN OF DISTRIBUTION

     Based on interpretations by the Staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired original notes directly from us or (iii) broker-dealers who acquired original notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes; provided that broker-dealers, referred to herein as Participating Broker-Dealers, receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer (other than a resale of an unsold allotment from the sale of the original notes to the initial purchaser) with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period not to exceed one year after the exchange date, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests such documents in the letter of transmittal.

     Each holder of the original notes who wishes to exchange its original notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in "The Exchange Offer -- Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives exchange notes for its own account in exchange for original notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such exchange notes.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

                                 LEGAL MATTERS

     Certain legal matters with respect to the notes we are offering will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Robert B. Hodes, a director of the Company, is of counsel to Willkie Farr & Gallagher.

                                    EXPERTS

     The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Except as may be required by 15(d) thereof, we are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Under the terms of the indenture, we have agreed that, whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, we will file a copy of all such information and reports with the Securities and Exchange Commission for public availability (unless the Securities and Exchange Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The public may read and copy any materials we file with the Securities and Exchange Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may access these materials at the Securities and Exchange Commission's website at http://www.sec.gov. For further information regarding the Public Reference Room call the Securities and Exchange Commission at 1-800-SEC-0330. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                                                               PAGE
                                                               ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of September 30, 2002 and
     December 31, 2001......................................    F-2
  Consolidated Statements of Operations for the nine months
     ended September 30, 2002 and 2001......................    F-3
  Consolidated Statements of Cash Flows for the nine months
     ended September 30, 2002 and 2001......................    F-4
  Notes to Consolidated Financial Statements................    F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................    F-9
  Consolidated Balance Sheets as of December 31, 2001 and
     2000...................................................   F-10
  Consolidated Statements of Operations for the years ended
     December 31, 2001, 2000 and 1999.......................   F-11
  Consolidated Statements of Stockholders' Deficiency for
     the years ended December 31, 2001, 2000 and 1999.......   F-12
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2001, 2000 and 1999.......................   F-13
  Notes to Consolidated Financial Statements................   F-14

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2002            2001
                                                              -------------   ------------
                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  7,097,000    $  5,136,000
  Accounts receivable, net..................................    42,509,000      43,595,000
  Inventory.................................................    62,756,000      60,510,000
  Other current assets......................................       692,000         666,000
                                                              ------------    ------------
Total current assets........................................   113,054,000     109,907,000
                                                              ------------    ------------
Property, plant and equipment...............................   170,101,000     170,172,000
  Less, accumulated depreciation and amortization...........   104,234,000     100,131,000
                                                              ------------    ------------
                                                                65,867,000      70,041,000
                                                              ------------    ------------
Deferred charges, net of amortization.......................    44,986,000      41,126,000
Goodwill....................................................   167,011,000     167,011,000
Intangible assets, net of amortization......................    15,006,000      15,923,000
                                                              ------------    ------------
                                                              $405,924,000    $404,008,000
                                                              ============    ============
                         LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities:
  Accounts payable, trade...................................  $ 15,308,000    $ 14,181,000
  Current portion of senior term loans......................     1,000,000       1,500,000
  Interest payable..........................................     7,894,000       3,712,000
  Other current liabilities.................................    51,348,000      51,291,000
                                                              ------------    ------------
Total current liabilities...................................    75,550,000      70,684,000
                                                              ------------    ------------
Pension liabilities.........................................     5,685,000       5,685,000
Deferred income taxes.......................................    25,962,000       8,213,000
Postretirement benefit obligation other than pensions.......    79,656,000      79,656,000
Other long-term liabilities.................................    10,521,000      13,898,000
Senior revolving loan.......................................     4,000,000              --
Senior term loan A..........................................            --      47,375,000
Senior term loan B..........................................    48,000,000      51,750,000
9 1/4% senior subordinated notes due 2007...................   185,000,000     185,000,000
Stockholders' Deficiency:
  Common stock, $.01 par value -- authorized, 1,000,000
     shares; issued and outstanding, 740,398 shares.........         7,000           7,000
  Additional paid-in capital................................   (63,259,000)    (63,259,000)
  Retained earnings.........................................    50,952,000      21,273,000
  Accumulated other comprehensive loss......................   (16,150,000)    (16,274,000)
                                                              ------------    ------------
Total stockholders' deficiency..............................   (28,450,000)    (58,253,000)
                                                              ------------    ------------
                                                              $405,924,000    $404,008,000
                                                              ============    ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2002            2001
                                                              -------------   -------------
Sales.......................................................  $251,979,000    $268,090,000
Costs and expenses..........................................   178,419,000     185,819,000
Amortization................................................     2,930,000       6,463,000
                                                              ------------    ------------
Operating income............................................    70,630,000      75,808,000
Interest and investment income..............................        64,000         174,000
Interest expense............................................   (19,520,000)    (26,505,000)
                                                              ------------    ------------
Income before income taxes..................................    51,174,000      49,477,000
Income tax provision........................................   (21,495,000)    (21,033,000)
                                                              ------------    ------------
Net income..................................................  $ 29,679,000    $ 28,444,000
                                                              ============    ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2002            2001
                                                              -------------   -------------
Cash flows from operating activities:
  Net income................................................  $ 29,679,000    $ 28,444,000
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     8,946,000      12,404,000
     Non-cash interest expense -- amortization of deferred
       financing charges....................................     1,206,000       1,260,000
     Non-cash interest expense -- change in fair market
       value of interest rate swap..........................        90,000       4,299,000
     Deferred income taxes..................................    17,757,000      18,520,000
     Changes in assets and liabilities:
       Accounts receivable, net.............................     1,080,000       5,920,000
       Inventory............................................    (2,254,000)     (3,597,000)
       Other current assets.................................       (26,000)     (1,142,000)
       Accounts payable, notes payable, interest payable,
          and other current liabilities.....................     5,060,000      (9,001,000)
       Postretirement benefit obligation other than
          pensions..........................................            --         650,000
       Other long-term liabilities..........................    (3,031,000)        (56,000)
                                                              ------------    ------------
Net cash provided by operating activities...................    58,507,000      57,701,000
                                                              ------------    ------------
Cash flows from investing activities:
  Capital expenditures......................................    (1,842,000)     (3,565,000)
  Deferred charges..........................................    (7,079,000)     (9,205,000)
                                                              ------------    ------------
  Net cash used in investing activities.....................    (8,921,000)    (12,770,000)
                                                              ------------    ------------
Cash flows from financing activities:
  Payments of senior revolving loan.........................   (30,000,000)    (50,000,000)
  Payments of senior term loans.............................   (51,625,000)    (41,125,000)
  Borrowings under senior revolving loan....................    34,000,000      46,000,000
                                                              ------------    ------------
  Net cash used by financing activities.....................   (47,625,000)    (45,125,000)
                                                              ------------    ------------
  Net increase (decrease) in cash and cash equivalents......     1,961,000        (194,000)
Cash and cash equivalents, beginning of period..............     5,136,000       6,477,000
                                                              ------------    ------------
Cash and cash equivalents, end of period....................  $  7,097,000    $  6,283,000
                                                              ============    ============
Supplemental cash flow information:
  Interest paid during period...............................  $ 14,042,000    $ 17,045,000
                                                              ============    ============
  Income taxes paid during the period.......................  $  3,453,000    $  2,069,000
                                                              ============    ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The accompanying unaudited consolidated financial statements have been prepared by K & F Industries, Inc. and Subsidiaries (the "Company") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statement of operations for the nine months ended September 30, 2002 is not necessarily indicative of the results to be expected for the full year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included herein.

2. Accounting Changes

   Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that any recognized intangible asset determined to have an indefinite useful life not be amortized, but instead be tested for impairment in accordance with this Standard until its life is determined to no longer be indefinite. The Company adopted SFAS No. 142 on January 1, 2002, at which time amortization of goodwill ceased. During the three months ended March 31, 2002, the Company completed its impairment analysis in accordance with SFAS No. 142. The analysis did not result in an impairment charge.

   The following table adjusts net income assuming the adoption of SFAS No. 142 at the beginning of the periods presented:

                                                           NINE MONTHS ENDED
                                                     -----------------------------
                                                     SEPTEMBER 30,   SEPTEMBER 30,
                                                         2002            2001
                                                     -------------   -------------
Reported net income................................   $29,679,000     $28,444,000
Add back goodwill amortization, net of tax.........            --       2,634,000
                                                      -----------     -----------
Adjusted net income................................   $29,679,000     $31,078,000
                                                      ===========     ===========

   There was no change in the carrying amount of goodwill during the nine months ended September 30, 2002. Goodwill at September 30, 2002 allocated to the Company's segments, Aircraft Braking Systems and Engineered Fabrics, was $135,683,000 and $31,328,000, respectively.

   Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. There was no impact to the Company's financial position, results of operations or cash flows related to the adoption of this Standard.

   Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES
   defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

   As a requirement of its credit facility, the Company entered into an interest rate swap agreement in 1997 to reduce the impact of potential increases in interest rates on the credit facility. This interest rate swap agreement is the only financial instrument of the Company that is required to be accounted for at fair value in accordance with SFAS No. 133.

   The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction in other comprehensive income of $923,000 ($550,000 after tax) during the nine months ended September 30, 2001, related to the derivative designated in a cash flow-type hedge prior to adopting SFAS No.
   133. This amount is being amortized into interest expense over three years which was the remaining life of the interest rate swap agreement at January 1, 2001. During the nine months ended September 30, 2002 and 2001, the change in fair market value of this derivative instrument resulted in a non-cash charge of $90,000 and $4,299,000, respectively. These amounts were recorded in interest expense as this derivative was not designated as a hedging instrument. The Company does not utilize derivatives for speculative purposes.

3. Receivables are summarized as follows:

                                                     SEPTEMBER 30,   DECEMBER 31,
                                                         2002            2001
                                                     -------------   ------------
Accounts receivable, principally from commercial
  customers........................................   $34,408,000    $37,266,000
Accounts receivable, on U.S. Government and other
  long-term contracts..............................     8,913,000      6,976,000
Allowances.........................................      (812,000)      (647,000)
                                                      -----------    -----------
                                                      $42,509,000    $43,595,000
                                                      ===========    ===========

4. Inventory consists of the following:

                                                     SEPTEMBER 30,   DECEMBER 31,
                                                         2002            2001
                                                     -------------   ------------
Raw materials and work-in-process..................   $29,935,000    $29,458,000
Finished goods.....................................    19,025,000     18,712,000
Inventoried costs related to U.S. Government and
  other long-term contracts........................    13,796,000     12,340,000
                                                      -----------    -----------
                                                      $62,756,000    $60,510,000
                                                      ===========    ===========

   The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. Government contracts are immediately recognized in full when determinable.

   Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

5. Other current liabilities consist of the following:

                                                     SEPTEMBER 30,   DECEMBER 31,
                                                         2002            2001
                                                     -------------   ------------
Accrued payroll costs..............................   $16,184,000    $18,086,000
Accrued property taxes and other taxes.............     2,715,000      3,264,000
Accrued costs on long-term contracts...............     3,856,000      3,420,000
Accrued warranty costs.............................    14,719,000     12,619,000
Customer credits...................................     2,666,000      2,766,000
Postretirement benefit obligation other than
  pensions.........................................     3,000,000      3,000,000
Fair market value of interest rate swap............     3,449,000      3,151,000
Other..............................................     4,759,000      4,985,000
                                                      -----------    -----------
                                                      $51,348,000    $51,291,000
                                                      ===========    ===========

6. Contingencies

   There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of the Company's management, the ultimate liability, if any, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. Comprehensive Income

                                                           NINE MONTHS ENDED
                                                     -----------------------------
                                                     SEPTEMBER 30,   SEPTEMBER 30,
                                                         2002            2001
                                                     -------------   -------------
Net income.........................................   $29,679,000     $28,444,000
Other comprehensive income:
  Cumulative translation adjustments...............       (14,000)       (122,000)
  Cumulative effect of change in accounting
     principle (SFAS No. 133)......................            --        (550,000)
  Amortization of transition adjustment included in
     interest expense..............................       138,000         138,000
                                                      -----------     -----------
Comprehensive income...............................   $29,803,000     $27,910,000
                                                      ===========     ===========

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

8. Segments

   The following represents financial information about the Company's segments:

                                                         NINE MONTHS ENDED
                                                   -----------------------------
                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2002            2001
                                                   -------------   -------------
Sales:
  Aircraft Braking Systems.......................  $218,398,000    $229,357,000
  Engineered Fabrics.............................    33,581,000      38,733,000
                                                   ------------    ------------
                                                   $251,979,000    $268,090,000
                                                   ============    ============
Earnings Before Interest, Taxes, Depreciation and
  Amortization:
  Aircraft Braking Systems.......................  $ 75,282,000    $ 83,269,000
  Engineered Fabrics.............................     4,294,000       4,943,000
                                                   ------------    ------------
                                                   $ 79,576,000    $ 88,212,000
                                                   ============    ============
Operating Profits:
  Aircraft Braking Systems.......................  $ 67,051,000    $ 72,350,000
  Engineered Fabrics.............................     3,579,000       3,458,000
                                                   ------------    ------------
       Operating Income..........................    70,630,000      75,808,000
  Interest expense, net..........................   (19,456,000)    (26,331,000)
                                                   ------------    ------------
     Income before income taxes..................  $ 51,174,000    $ 49,477,000
                                                   ============    ============

                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2002            2001
                                                   -------------   ------------
Total Assets:
  Aircraft Braking Systems.......................  $342,634,000    $338,636,000
  Engineered Fabrics.............................    59,288,000      60,451,000
  Deferred financing costs not allocated to
     segments....................................     3,257,000       4,463,000
  Corporate assets...............................       745,000         458,000
                                                   ------------    ------------
                                                   $405,924,000    $404,008,000
                                                   ============    ============

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of K & F Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of K & F Industries, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of K & F Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
January 25, 2002 (November 7, 2002 as to Note 17)

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  5,136,000   $  6,477,000
  Accounts receivable -- net................................    43,595,000     46,765,000
  Inventory.................................................    60,510,000     63,983,000
  Other current assets......................................       666,000      1,634,000
  Deferred tax asset........................................            --      4,260,000
                                                              ------------   ------------
     Total current assets...................................   109,907,000    123,119,000
                                                              ------------   ------------
Property, Plant and Equipment -- Net........................    70,041,000     73,036,000
Prepaid Pension Cost........................................            --     23,683,000
Deferred Charges -- Net of amortization of $17,353,000 and
  $13,622,000...............................................    41,126,000     32,120,000
Goodwill -- Net of amortization of $77,365,000 and
  $71,257,000...............................................   167,011,000    162,679,000
Intangible Assets -- Net of amortization of $35,738,000 and
  $35,060,000...............................................    15,923,000     15,448,000
                                                              ------------   ------------
Total Assets................................................  $404,008,000   $430,085,000
                                                              ============   ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities:
  Accounts payable..........................................  $ 14,181,000   $ 18,373,000
  Notes payable.............................................            --      3,900,000
  Current portion of long-term debt.........................     1,500,000      1,500,000
  Interest payable..........................................     3,712,000      4,148,000
  Other current liabilities.................................    51,291,000     49,503,000
                                                              ------------   ------------
     Total current liabilities..............................    70,684,000     77,424,000
                                                              ------------   ------------
Pension Liabilities.........................................     5,685,000             --
Deferred Income Taxes.......................................     8,213,000             --
Postretirement Benefit Obligation Other Than Pensions.......    79,656,000     79,687,000
Other Long-Term Liabilities.................................    13,898,000      5,355,000
Long-Term Debt..............................................   284,125,000    345,625,000
Commitments and Contingencies (Notes 12 and 13)

Stockholders' Deficiency:
  Common stock, $.01 par value -- authorized, 1,000,000
     shares; issued and outstanding, 740,398 shares.........         7,000          7,000
  Additional paid-in capital................................   (63,259,000)   (63,259,000)
  Retained earnings (deficit)...............................    21,273,000    (14,711,000)
  Accumulated other comprehensive loss......................   (16,274,000)       (43,000)
                                                              ------------   ------------
Total stockholders' deficiency..............................   (58,253,000)   (78,006,000)
                                                              ------------   ------------
Total Liabilities and Stockholders' Deficiency..............  $404,008,000   $430,085,000
                                                              ============   ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Net sales..........................................  $355,334,000   $375,890,000   $355,951,000
Cost of sales......................................   204,036,000    199,459,000    197,757,000
                                                     ------------   ------------   ------------
Gross margin.......................................   151,298,000    176,431,000    158,194,000
Independent research and development...............    16,188,000     15,763,000     13,996,000
Selling, general and administrative expenses.......    30,273,000     37,666,000     33,245,000
Amortization.......................................     8,837,000      8,118,000      8,773,000
                                                     ------------   ------------   ------------
Operating income...................................    96,000,000    114,884,000    102,180,000
Interest expense, net of interest income of
  $243,000, $318,000 and $281,000..................    32,569,000     35,993,000     40,396,000
                                                     ------------   ------------   ------------
Income before income taxes.........................    63,431,000     78,891,000     61,784,000
Income tax (provision) benefit.....................   (27,447,000)   (14,906,000)    12,136,000
                                                     ------------   ------------   ------------
Net income.........................................  $ 35,984,000   $ 63,985,000   $ 73,920,000
                                                     ============   ============   ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                    COMMON STOCK                                     ACCUMULATED
                                  ----------------    ADDITIONAL      RETAINED          OTHER
                                  SHARES               PAID-IN        EARNINGS      COMPREHENSIVE   COMPREHENSIVE
                                  ISSUED    AMOUNT     CAPITAL        (DEFICIT)     INCOME (LOSS)   INCOME (LOSS)
                                  -------   ------   ------------   -------------   -------------   -------------
Balance, January 1, 1999........  740,398   $7,000   $(63,259,000)  $(152,616,000)  $    258,000
  Net Income....................                                       73,920,000                   $ 73,920,000
  Cumulative translation
     adjustments................                                                         (44,000)        (44,000)
                                  -------   ------   ------------   -------------   ------------    ------------
Balance, December 31, 1999......  740,398    7,000    (63,259,000)    (78,696,000)       214,000    $ 73,876,000
                                                                                                    ============
  Net Income....................                                       63,985,000                   $ 63,985,000
  Cumulative translation
     adjustments................                                                        (257,000)       (257,000)
                                  -------   ------   ------------   -------------   ------------    ------------
Balance, December 31, 2000......  740,398    7,000    (63,259,000)    (14,711,000)       (43,000)   $ 63,728,000
                                                                                                    ============
  Net Income....................                                       35,984,000                   $ 35,984,000
  Cumulative translation
     adjustments................                                                         (87,000)        (87,000)
  Cumulative effect of adoption
     of SFAS No. 133 (net of tax
     benefit of $373,000).......                                                        (550,000)       (550,000)
  Amortization of transition
     adjustment included in
     interest expense (net of
     tax of $122,000)...........                                                         184,000         184,000
  Additional minimum pension
     liability (net of tax
     benefit of $12,034,000)....                                                     (15,778,000)    (15,778,000)
                                  -------   ------   ------------   -------------   ------------    ------------
Balance, December 31, 2001......  740,398   $7,000   $(63,259,000)  $  21,273,000   $(16,274,000)   $ 19,753,000
                                  =======   ======   ============   =============   ============    ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                  2001           2000           1999
                                                              ------------   ------------   ------------
Cash Flows From Operating Activities:
  Net income................................................  $ 35,984,000   $ 63,985,000   $ 73,920,000
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation..........................................     8,052,000      8,010,000      8,495,000
      Amortization..........................................     8,837,000      8,118,000      8,773,000
      Non-cash interest expense -- amortization of deferred
         financing charges..................................     1,680,000      1,755,000      1,836,000
      Non-cash interest expense -- change in fair market
         value of interest rate swap........................     3,935,000             --             --
      Provision for losses on accounts receivable...........       512,000        109,000        161,000
      Deferred income taxes.................................    24,507,000     13,803,000    (13,258,000)
      Changes in assets and liabilities:
         Accounts receivable................................     2,625,000      4,897,000    (16,058,000)
         Inventory..........................................     3,419,000      4,707,000      1,421,000
         Other current assets...............................       (32,000)       167,000       (128,000)
         Prepaid pension costs..............................       940,000     (5,869,000)    (4,007,000)
         Accounts payable...................................    (4,192,000)       686,000      2,359,000
         Notes payable......................................    (3,900,000)     3,900,000             --
         Interest payable...................................      (436,000)      (358,000)      (627,000)
         Other current liabilities..........................    (4,363,000)     6,652,000     (3,652,000)
         Postretirement benefit obligation other than
           pensions.........................................       (31,000)     1,020,000      2,711,000
         Other long-term liabilities........................       (47,000)      (911,000)    (1,398,000)
                                                              ------------   ------------   ------------
           Net cash provided by operating activities........    77,490,000    110,671,000     60,548,000
                                                              ------------   ------------   ------------
Cash Flows From Investing Activities:
  Capital expenditures......................................    (5,057,000)    (9,845,000)   (10,413,000)
  Deferred charges..........................................   (11,737,000)    (5,763,000)    (7,892,000)
  Payment for intangible assets.............................      (537,000)            --             --
  Purchase of intellectual property.........................            --     (5,670,000)            --
                                                              ------------   ------------   ------------
           Net cash used in investing activities............   (17,331,000)   (21,278,000)   (18,305,000)
                                                              ------------   ------------   ------------
Cash Flows From Financing Activities:
  Payments of senior revolving loan.........................   (66,000,000)   (95,000,000)   (59,000,000)
  Borrowings under senior revolving loan....................    46,000,000    108,000,000     66,000,000
  Payments on long-term debt................................   (41,500,000)   (99,500,000)   (58,500,000)
  Proceeds from sale and leaseback transaction..............            --             --      5,997,000
                                                              ------------   ------------   ------------
           Net cash used in financing activities............   (61,500,000)   (86,500,000)   (45,503,000)
                                                              ------------   ------------   ------------
Net (decrease) increase in cash and cash equivalents........    (1,341,000)     2,893,000     (3,260,000)
Cash and cash equivalents, beginning of year................     6,477,000      3,584,000      6,844,000
                                                              ------------   ------------   ------------
Cash and cash equivalents, end of year......................  $  5,136,000   $  6,477,000   $  3,584,000
                                                              ============   ============   ============
Supplemental Information:
  Interest paid during the year.............................  $ 27,633,000   $ 34,914,000   $ 39,468,000
                                                              ============   ============   ============
  Income taxes paid during the year.........................  $  2,467,000   $  1,550,000   $  1,658,000
                                                              ============   ============   ============

                See notes to consolidated financial statements.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     K & F Industries, Inc. ("K & F") and subsidiaries (collectively, the "Company") is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company serves the aerospace industry and sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems"), which generated approximately 86% of the Company's total revenues during the year ended December 31, 2001, and Engineered Fabrics Corporation ("Engineered Fabrics") (collectively, the "Subsidiaries"), which generated approximately 14% of the Company's total revenues during the year ended December 31, 2001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of K & F Industries, Inc. and the Subsidiaries. All material intercompany accounts and transactions between these entities have been eliminated.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of cash, commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

     Revenue and Expense Recognition -- Sales are recorded as units are shipped. The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. government contracts are immediately recognized in full when determinable.

     Inventory -- Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. The Company evaluates the adequacy of these reserves quarterly.

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Maintenance and repairs are expensed when incurred; renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets as follows: buildings and improvements -- 8 to 40 years; machinery, equipment, furniture and fixtures -- 3 to 25 years; and leasehold improvements -- over the life of the applicable lease or 10 years, whichever is shorter.

     Deferred Charges -- Deferred charges consist primarily of financing costs ($4.5 million and $6.1 million, which is net of amortization (non-cash interest expense) of $7.6 million and $6.0 million at December 31, 2001 and 2000, respectively), and program participation costs ($36.7 million and $26.0 million, which is net of amortization of $9.7 million and $7.7 million at December 31, 2001 and 2000, respectively) paid in connection with the award of wheels, brakes and brake control equipment on various commercial programs. Program participation costs are being amortized on a straight-line method over a period of 20 years. Deferred financing charges are primarily being amortized on an effective interest method over 6 to 10 years, which reflect the terms of the Company's debt.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     Goodwill -- Goodwill is being amortized on the straight-line method over a period of 40 years. The Company reviews the goodwill for recoverability on an ongoing basis using undiscounted cash flows. Impairments would be recognized in operating results.

     Intangible Assets -- Intangible assets consist of patents, licenses and computer software which are stated at cost and are being amortized on a straight-line method over periods of 3 to 30 years. During the year ended December 31, 2000, the Company purchased intellectual property (primarily consisting of patents, licenses, trade names and drawings) in connection with the Dornier 328 program in the amount of $5.7 million.

     Evaluation of Long-Lived Assets -- Long-lived assets are assessed for recoverability on an ongoing basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. There were no adjustments to the carrying amount of long-lived assets during the years ended December 31, 2001, 2000 and 1999 resulting from the Company's evaluations.

     Warranty -- Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When the Company becomes aware of such defects, the estimated costs of all potential warranty claims arising from such defects are fully accrued.

     Business and Credit Concentrations -- The Company's customers are concentrated in the airline industry but are not concentrated in any specific region. The U.S. government accounted for approximately 21%, 17% and 15% of total sales for the years ended December 31, 2001, 2000 and 1999, respectively. No other single customer accounted for 10% or more of consolidated revenues for the years then ended, and there were no significant accounts receivable from a single customer, except the U.S. government, at December 31, 2001 and 2000.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock-Based Compensation Plans -- As allowed by SFAS 123, "Accounting for Stock-Based Compensation," the Company records compensation expense for its stock-based compensation plans in accordance with the intrinsic-value method prescribed by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees." Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant.

     Accounting Changes -- Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

     As a requirement of its credit facility, the Company entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates on the credit facility.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The adoption of SFAS No. 133 on January 1, 2001 resulted in a cumulative pre-tax reduction in other comprehensive income of $0.9 million ($0.6 million after tax) related to derivatives designated in cash flow-type hedges prior to adopting SFAS No. 133. This amount is being amortized into interest expense over three years which is the remaining life of the interest rate swap agreement. During the year ended December 31, 2001, the change in fair market value of this derivative instrument resulted in a non-cash charge of $3.9 million, which is recorded in interest expense as this derivative was not designated as a hedging instrument.

     Accounting Pronouncements -- In June 2001, the Financial Accounting Standards board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill.

     SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 will also require that any recognized intangible asset determined to have an indefinite useful life not be amortized, but instead be tested for impairment in accordance with this Standard until its life is determined to no longer be indefinite. The Company will adopt SFAS No. 142 on January 1, 2002, at which time amortization of goodwill will cease. At December 31, 2001, goodwill net of accumulated amortization was $167.0 million and the related amortization expense during each of the three years in the period ended December 31, 2001 was $6.1 million. Based on the Company's evaluations at December 31, 2001, there is no impairment to the Company's long-lived assets and, therefore, there will be no impairment charge when the Company adopts SFAS No. 142 on January 1, 2002.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of
Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 is effective for the Company on January 1, 2002. The Company is currently evaluating the impact, if any, of SFAS No. 144 on its financial position, results of operation and cash flows.

     Reclassifications -- Certain amounts in the financial statements for the prior years have been reclassified to conform to the presentation in the current year.

3.  ACCOUNTS RECEIVABLE

                                                           DECEMBER 31,
                                                     -------------------------
                                                        2001          2000
                                                     -----------   -----------
Accounts receivable, principally from commercial
  customers........................................  $37,266,000   $40,816,000
Accounts receivable on U.S. government and other
  long-term contracts..............................    6,976,000     6,093,000
Allowances.........................................     (647,000)     (144,000)
                                                     -----------   -----------
          Total....................................  $43,595,000   $46,765,000
                                                     ===========   ===========

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

4.  INVENTORY

                                                           DECEMBER 31,
                                                     -------------------------
                                                        2001          2000
                                                     -----------   -----------
Raw materials and work-in-process..................  $29,458,000   $36,058,000
Finished goods.....................................   18,712,000    18,642,000
Inventoried costs related to U.S. government and
  other long-term contracts........................   12,340,000     9,283,000
                                                     -----------   -----------
          Total....................................  $60,510,000   $63,983,000
                                                     ===========   ===========

5.  PROPERTY, PLANT AND EQUIPMENT

                                                          DECEMBER 31,
                                                   ---------------------------
                                                       2001           2000
                                                   ------------   ------------
Land.............................................  $    661,000   $    661,000
Buildings and improvements.......................    37,351,000     36,894,000
Machinery, equipment, furniture and fixtures.....   132,160,000    127,820,000
                                                   ------------   ------------
          Total..................................   170,172,000    165,375,000
Less accumulated depreciation and amortization...   100,131,000     92,339,000
                                                   ------------   ------------
          Total..................................  $ 70,041,000   $ 73,036,000
                                                   ============   ============

6.  OTHER CURRENT LIABILITIES

                                                           DECEMBER 31,
                                                     -------------------------
                                                        2001          2000
                                                     -----------   -----------
Accrued payroll costs..............................  $18,086,000   $25,256,000
Accrued taxes......................................    3,264,000     2,984,000
Accrued costs on long-term contracts...............    3,420,000     3,172,000
Accrued warranty costs.............................   12,619,000    10,789,000
Customer credits...................................    2,766,000     2,693,000
Postretirement benefit obligation other than
  pensions.........................................    3,000,000     3,000,000
Fair market value of interest rate swap............    3,151,000            --
Other..............................................    4,985,000     1,609,000
                                                     -----------   -----------
          Total....................................  $51,291,000   $49,503,000
                                                     ===========   ===========

7.  LONG-TERM DEBT

                                                          DECEMBER 31,
                                                   ---------------------------
                                                       2001           2000
                                                   ------------   ------------
Senior Revolving Loan............................  $         --   $ 20,000,000
Senior Term Loan A...............................    47,875,000     48,375,000
Senior Term Loan B...............................    52,750,000     93,750,000
9 1/4% Senior Subordinated Notes due 2007........   185,000,000    185,000,000
                                                   ------------   ------------
          Total..................................   285,625,000    347,125,000
Less current maturities..........................     1,500,000      1,500,000
                                                   ------------   ------------
          Total..................................  $284,125,000   $345,625,000
                                                   ============   ============

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     At December 31, 2001, the Credit Facility consisted of a term loan facility in an aggregate principal amount of $100.6 million (the "Term Loans") and a revolving credit facility in an aggregate principal amount of up to $50 million (the "Revolving Loan"). The Term Loans consist of a Tranche A term loan ("Term Loan A") in the principal amount of $47.9 million and a Tranche B term loan ("Term Loan B") in the principal amount of $52.7 million. The interest rates under the Credit Facility are, at the Company's option, either the LIBOR or prime rate, in each case, plus a margin. At December 31, 2001 and 2000, the average interest rate on outstanding borrowings under the Credit Facility was 3.8% and 8.6%, respectively. As a requirement of the Credit Facility, during 1997 the Company entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates under the Credit Facility. The interest rate swap agreement fixes the Company's LIBOR borrowing rate at 5.95% and expires on December 17, 2003. At December 31, 2001, the notional value on the interest rate swap agreement was $97 million and the fair value was approximately $4.6 million in favor of the counterparty, representing the amount the Company would pay if the agreement was terminated. Any differences paid or received on the interest rate swap agreement are recognized as adjustments to current interest expense. This interest rate agreement effectively fixes the Company's borrowing rate at 7.8% on $97 million of borrowings at December 31, 2001. Obligations under the Credit Facility are secured by a lien on substantially all of the assets of the Subsidiaries and are guaranteed by K & F.

     Term Loan A is a six-year quarterly amortizing facility maturing October 15, 2003, with installments of $0.5 million due in 2002 and $47.4 million due in 2003. Term Loan B is an eight-year quarterly amortizing facility maturing December 31, 2004, with installments of $1.0 million per year due in years 2002 and 2003 and $50.7 million due in 2004. The Company is required to make mandatory reductions in the Credit Facility in the event of certain asset sales, the incurrence of certain additional indebtedness, and annually from a portion of excess cash flow (as defined). As a result of the excess cash flow calculation, $30 million was determined to be due in 2002; however, this prepayment obligation was satisfied by $40 million of voluntary prepayments in 2001.

     Scheduled debt maturities for the five years subsequent to December 31, 2001 are as follows:

YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                      -----------
2002........................................................  $ 1,500,000
2003........................................................   48,375,000
2004........................................................   50,750,000
2005........................................................           --
2006........................................................           --

     The Credit Facility provides for Revolving Loans not to exceed $50 million, with up to $20 million available for letters of credit. The Revolving Loan commitment terminates on October 15, 2003. At December 31, 2001 and 2000, the Company had $48.2 million and $23.6 million available to borrow, respectively. At December 31, 2001 and 2000, the Company had outstanding letters of credit of $1.8 million and $6.4 million, respectively.

     The Credit Facility contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, making certain restricted payments, capital expenditures, creating guarantee obligations and material lease obligations. The Credit Facility also contains certain financial ratio requirements including a cash interest coverage ratio, a leverage ratio and maintenance of a minimum adjusted net worth. The Company was in compliance with all covenants at December 31, 2001.

     On October 15, 1997, the Company issued $185 million of 9 1/4% Notes which mature on October 15, 2007. The 9 1/4% Notes are not subject to a sinking fund. The 9 1/4% Notes may not be redeemed prior to

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

October 15, 2002. On or after October 15, 2002, the Company may redeem the
9 1/4% Notes at descending premiums ranging from 104.625% in October 2002 to no premium after October 2005.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all financial instruments reported on the balance sheet at December 31, 2001 and 2000 approximate their fair value, except as discussed below. See Note 7 for disclosure of the fair value of the Company's interest rate swap agreement.

     The fair value of the Company's total debt based on quoted market prices or on current rates for similar debt with the same maturities was approximately $285 million and $340 million at December 31, 2001 and 2000, respectively.

9.  CAPITAL STOCK

     a. The Company has two stock option plans which provide for the grant of non-qualified or incentive stock options to acquire an aggregate of 100,000 authorized but unissued shares of common stock. The options granted prior to 2000 are exercisable in four equal installments on the second, third, fourth and fifth anniversaries of the date of grant. The options issued in 2000 and thereafter are exercisable in three equal installments on the first, second and third anniversaries of the date of grant. All options remain exercisable until the expiration of the option, which is 10 years from the date of the grant. All options granted in 1998 and 1997 were issued with an exercise price of $175 per share. All options granted thereafter were issued with an exercise price of $250 per share. Option exercise prices approximate fair market value at date of grant, as determined by the Board of Directors.

     Stock option activity is summarized as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2001     2000     1999
                                                             ------   ------   ------
Outstanding at beginning of year...........................  54,400   43,075   47,350
Granted....................................................   1,600   11,850      900
Exercised..................................................      --       --       --
Canceled...................................................    (125)    (525)  (5,175)
                                                             ------   ------   ------
Outstanding at end of year.................................  55,875   54,400   43,075
                                                             ======   ======   ======
Exercisable options outstanding............................  32,525   18,000    7,719
                                                             ======   ======   ======
Available for future grant.................................  27,175   28,650   40,500
                                                             ======   ======   ======

     At December 31, 2001, there were outstanding options for 41,525 and 14,350 shares that were exercisable at $175 per share and $250 per share and with weighted-average remaining contractual lives of 6.1 years and 8.6 years, respectively. At December 31, 2001, there were 28,350 options and 4,175 options exercisable at $175 per share and $250 per share, respectively.

     b. As permitted by SFAS No. 123, the Company accounts for its stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method. However, disclosure has been omitted because the pro forma effect on net income (loss) required to be disclosed under SFAS No. 123 is not material to the Company's results of operations.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

10.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Components of other comprehensive income (loss) consist of the following:

                                     CUMULATIVE     AMORTIZATION
                                     EFFECT OF     OF TRANSITION      ADDITIONAL     ACCUMULATED
                       CUMULATIVE    CHANGE IN       ADJUSTMENT        MINIMUM          OTHER
                       TRANSLATION   ACCOUNTING     INCLUDED IN        PENSION      COMPREHENSIVE
                       ADJUSTMENTS   PRINCIPLE    INTEREST EXPENSE    LIABILITY     INCOME (LOSS)
                       -----------   ----------   ----------------   ------------   -------------
January 1, 1999......   $ 258,000    $      --        $     --       $         --   $    258,000
1999 Change..........     (44,000)          --              --                 --        (44,000)
                        ---------    ---------        --------       ------------   ------------
December 31, 1999....     214,000           --              --                 --        214,000
2000 Change..........    (257,000)          --              --                 --       (257,000)
                        ---------    ---------        --------       ------------   ------------
December 31, 2000....     (43,000)          --              --                 --        (43,000)
2001 Change..........     (87,000)    (550,000)        184,000        (15,778,000)   (16,231,000)
                        ---------    ---------        --------       ------------   ------------
December 31, 2001....   $(130,000)   $(550,000)       $184,000       $(15,778,000)  $(16,274,000)
                        =========    =========        ========       ============   ============

11.  EMPLOYEE BENEFIT PLANS

     The Company provides pension benefits to substantially all employees through hourly and salaried pension plans. The plans provide benefits based primarily on the participant's years of service. The salaried plan also includes voluntary employee contributions. The Company's funding policy is to contribute the lesser of (i) the amount required by the Employee Retirement Income Security Act of 1974 ("ERISA") without considering the $10 million credit balance accumulated by the Company per ERISA calculations on December 31, 1997 plus interest, or (ii) the maximum deductible for tax purposes, or (iii) the excess of the liability calculated under Section 4001(a) of ERISA over the fair market value of the assets at year-end.

     The Company provides postretirement health care and life insurance benefits for all eligible employees and their dependents active at April 27, 1989 and thereafter, and postretirement life insurance benefits for retirees prior to April 27, 1989. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements of the Company's pension plans. The health care plans are generally contributory and the life insurance plans are generally non-contributory.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The following represents a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit and other postretirement benefit plans:

                                    PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                      DECEMBER 31,                  DECEMBER 31,
                               ---------------------------   ---------------------------
                                   2001           2000           2001           2000
                               ------------   ------------   ------------   ------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year..........  $ 94,060,000   $ 86,110,000   $ 78,644,000   $ 76,127,000
Service cost.................     3,971,000      2,405,000      1,611,000      1,720,000
Interest cost................     7,148,000      6,766,000      5,453,000      5,661,000
Plan participants'
  contributions..............       386,000        353,000        645,000        551,000
Amendments...................       274,000             --             --     (2,875,000)
Actuarial loss (gain)........     3,204,000      3,306,000     (4,702,000)       658,000
Benefits paid................    (5,198,000)    (4,880,000)    (3,765,000)    (3,198,000)
                               ------------   ------------   ------------   ------------
Benefit obligation at end of
  year.......................   103,845,000     94,060,000     77,886,000     78,644,000
                               ------------   ------------   ------------   ------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year..........   102,763,000    101,299,000             --             --
Actual return on plan
  assets.....................    (5,177,000)       978,000             --             --
Employer contributions.......     1,032,000      5,013,000      3,120,000      2,647,000
Plan participants'
  contributions..............       386,000        353,000        645,000        551,000
Benefits paid................    (5,198,000)    (4,880,000)    (3,765,000)    (3,198,000)
                               ------------   ------------   ------------   ------------
Fair value of plan assets at
  end of year................    93,806,000    102,763,000             --             --
                               ------------   ------------   ------------   ------------
Funded status................   (10,039,000)     8,703,000    (77,886,000)   (78,644,000)
Unrecognized actuarial
  loss.......................    32,166,000     14,336,000      4,908,000      9,601,000
Unrecognized prior service
  cost.......................       616,000        644,000     (9,678,000)   (13,644,000)
                               ------------   ------------   ------------   ------------
Net amount recognized........  $ 22,743,000   $ 23,683,000   $(82,656,000)  $(82,687,000)
                               ============   ============   ============   ============
AMOUNTS RECOGNIZED IN THE
  BALANCE SHEET CONSIST OF:
Prepaid benefit cost.........  $         --   $ 24,521,000   $         --   $         --
Accrued benefit liability....    (5,685,000)      (838,000)   (82,656,000)   (82,687,000)
Intangible asset.............       616,000             --             --             --
Accumulated other
  comprehensive income.......    27,812,000             --             --             --
                               ------------   ------------   ------------   ------------
Net amount recognized........  $ 22,743,000   $ 23,683,000   $(82,656,000)  $(82,687,000)
                               ============   ============   ============   ============
WEIGHT-AVERAGE ASSUMPTIONS:
Discount rate................          7.50%          7.75%          7.50%          7.75%
Expected return on plan
  assets.....................          9.50           9.50             --             --
Rate of compensation
  increase...................          4.50           4.50           4.50           4.50

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The following represents the net periodic benefit cost for the defined benefit and postretirement benefit plans:

                                   PENSION BENEFITS                       POSTRETIREMENT BENEFITS
                               YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                       ----------------------------------------   ---------------------------------------
                          2001           2000          1999          2001          2000          1999
                       -----------   ------------   -----------   -----------   -----------   -----------
Service cost.........  $ 3,971,000   $  2,405,000   $ 2,900,000   $ 1,611,000   $ 1,720,000   $ 2,044,000
Interest cost........    7,148,000      6,766,000     6,216,000     5,453,000     5,661,000     5,671,000
Expected return on
  plan assets........   (9,729,000)   (10,498,000)   (8,459,000)           --            --            --
Amortization of prior
  service cost.......      303,000        467,000       467,000    (3,966,000)   (3,966,000)   (3,730,000)
Recognized actuarial
  loss (gain)........      279,000          3,000       402,000        (9,000)      251,000     1,368,000
Special termination
  charge.............           --             --       574,000            --            --            --
                       -----------   ------------   -----------   -----------   -----------   -----------
Net periodic benefit
  cost (income)......  $ 1,972,000   $   (857,000)  $ 2,100,000   $ 3,089,000   $ 3,666,000   $ 5,353,000
                       ===========   ============   ===========   ===========   ===========   ===========

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $103.8 million, $99.5 million and $93.8 million, respectively, as of December 31, 2001.

     On October 28, 1999, the Company offered a voluntary early retirement incentive program to certain employees. The special benefit was the addition of three years of age and service to be immediately credited to their non-contributory pension benefit as well as three years of age credited to their contributory portion of such benefit. Twenty-two employees accepted the offer. As a result of the early retirement incentive program a $574,000 charge was recorded as part of the 1999 net periodic benefit cost.

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease to 4.5% for 2005 and remain at that level thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                          ONE-PERCENTAGE-POINT   ONE-PERCENTAGE-POINT
                                                INCREASE               DECREASE
                                          --------------------   --------------------
Effect on total of service cost and
  interest cost components..............       $  974,000            $  (794,000)
Effect on postretirement benefit
  obligation............................        9,678,000             (8,003,000)

     Investments held by the Company's pension plans consist primarily of S&P 500 equity securities and investment grade fixed income securities.

     Eligible employees also participate in the Company's Savings Plan. The Company matches 60% of a participating employee's contributions, up to 6% of compensation. The employer contributions generally have vested to participating employees after five years of service. The matching contributions were $1,796,000, $1,609,000 and $1,530,000 for the years ended December 31, 2001,
2000 and 1999, respectively.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

12.  COMMITMENTS

     The Company is party to various non-cancelable operating leases which are longer than a one-year term for certain data processing, and other equipment and facilities with minimum rental commitments payable as follows:

YEAR ENDING DECEMBER 31,                                        AMOUNT
------------------------                                      ----------
2002........................................................  $3,548,000
2003........................................................   3,163,000
2004........................................................   3,251,000
2005........................................................   2,796,000
2006........................................................   1,448,000
Thereafter..................................................   5,048,000

     Rental expense was $4,608,000, $5,612,000 and $5,991,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

13.  CONTINGENCIES

     There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of management, the ultimate liability, if any, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

14.  INCOME TAXES

     The Company's benefit (provision) for income taxes consists of:

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                  2001           2000          1999
                                              ------------   ------------   -----------
Current domestic provision..................  $ (2,653,000)  $ (1,412,000)  $(5,920,000)
Foreign provision...........................      (287,000)       309,000        (7,000)
Deferred tax provision......................   (24,507,000)   (13,803,000)   18,063,000
                                              ------------   ------------   -----------
Income tax (provision) benefit..............  $(27,447,000)  $(14,906,000)  $12,136,000
                                              ============   ============   ===========

     The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----   ------   ------
Statutory federal income tax rate...........................  35.0%    35.0%    35.0%
Change in the valuation allowance...........................   0.0    (18.8)   (60.5)
State tax...................................................   5.8      5.3      5.9
Foreign taxes and other.....................................   2.5     (2.6)      --
                                                              ----    -----    -----
Effective income tax rate...................................  43.3%    18.9%   (19.6)%
                                                              ====    =====    =====

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

     The components of the net deferred tax asset (liability) are as follows:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               2001           2000
                                                           ------------   ------------
Tax net operating loss carryforwards.....................  $  4,708,000   $ 24,708,000
Temporary differences:
  Postretirement and other employee benefits.............    44,112,000     32,669,000
  Intangibles............................................   (43,475,000)   (41,213,000)
  Program participation costs............................   (15,335,000)   (11,419,000)
  Other..................................................     1,777,000       (485,000)
                                                           ------------   ------------
Net deferred tax (liability) asset.......................  $ (8,213,000)  $  4,260,000
                                                           ============   ============

     The Company has tax net operating loss carryforwards of approximately $12 million at December 31, 2001. The tax net operating losses expire from 2011 through 2020, with $1 million of carryforwards expiring in 2011. In addition, the Company has $3.7 million of alternate minimum tax credits which may be carried forward indefinitely and used to offset future regular tax liability.

15.  RELATED PARTY TRANSACTIONS

     Bernard L. Schwartz ("BLS") owns 50% of the capital stock of the Company and pursuant to the Stockholders Agreement has the right to designate a majority of the Board of Directors of the Company. In addition, BLS serves as Chairman of the Board of Directors and Chief Executive Officer of the Company and devotes such time to the business and affairs of the Company as he deems appropriate. BLS is also Chairman of the Board and Chief Executive Officer of Loral Space & Communications Ltd. ("Loral Space"). Because BLS is Chairman of the Board of Directors and has the right to designate a majority of the Directors to the Board of the Company, he has operating control of the Company.

     The Company has an Advisory Agreement with BLS which provides for the payment of an aggregate of $200,000 per month of compensation to BLS and persons designated by him. Such agreement will continue until BLS dies or is disabled or ceases to own a specified number of shares of common stock of the Company.

     The Company has a bonus plan pursuant to which the Company's Board of Directors awards bonuses to BLS ranging from 5% to 10% of earnings in excess of $50 million before interest, taxes and amortization. Bonuses earned under this plan were $5,483,700, $7,300,200 and $6,095,300 for the years ended December 31, 2001, 2000 and 1999, respectively.

     The Company reimburses Loral Space for rent and certain other services. The related charges agreed upon were established to reimburse Loral Space for actual costs incurred without profit or fee. The Company believes this arrangement is as favorable to the Company as could have been obtained from unaffiliated parties. Payments to Loral Space were $0.5 million, $0.6 million and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Pursuant to a financial advisory agreement between Lehman Brothers Inc. ("Lehman Brothers") and the Company, Lehman Brothers has agreed to act as exclusive financial adviser to the Company and the Company has agreed to pay Lehman Brothers customary fees for services when rendered. During the three years ended December 31, 2001, no amounts were paid under this agreement. The agreement may be terminated by the Company or Lehman Brothers upon certain conditions. The Lehman Investors own 50% of the outstanding capital stock of the Company and are entitled to elect three directors (in addition to one independent director jointly designated by BLS and the Lehman Investors) to the Company's Board

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES
of Directors. The Lehman Investors have the benefit of certain additional rights under the Stockholders' Agreement and the Company's By-laws.

16.  SEGMENTS

     The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems and Engineered Fabrics, each considered an operating segment. Aircraft Braking Systems manufactures aircraft wheels, brakes and brake control systems. Engineered Fabrics manufactures aircraft fuel tanks and iceguards and various other products from coated fabrics. The accounting policies of the subsidiaries are the same as those described in the summary of significant accounting policies. Both subsidiaries are managed separately due to different products, technology and marketing strategies. The Company evaluates performance of the subsidiaries based on profits from operations before interest, income taxes and extraordinary charges.

     The following represents financial information about the Company's segments:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                 2001           2000           1999
                                             ------------   ------------   ------------
Sales:
  Aircraft Braking Systems.................  $304,919,000   $328,472,000   $313,475,000
  Engineered Fabrics.......................    50,415,000     47,418,000     42,476,000
                                             ------------   ------------   ------------
                                             $355,334,000   $375,890,000   $355,951,000
                                             ============   ============   ============
Earnings Before Interest, Taxes,
  Depreciation and Amortization:
  Aircraft Braking Systems.................  $106,504,000   $121,761,000   $111,457,000
  Engineered Fabrics.......................     6,385,000      9,251,000      7,991,000
                                             ------------   ------------   ------------
                                             $112,889,000   $131,012,000   $119,448,000
                                             ============   ============   ============
Operating Profits:
  Aircraft Braking Systems.................  $ 91,719,000   $107,596,000   $ 96,172,000
  Engineered Fabrics.......................     4,281,000      7,288,000      6,008,000
                                             ------------   ------------   ------------
     Operating Income......................    96,000,000    114,884,000    102,180,000
     Interest expense, net.................    32,569,000     35,993,000     40,396,000
                                             ------------   ------------   ------------
       Income before income taxes..........  $ 63,431,000   $ 78,891,000   $ 61,784,000
                                             ============   ============   ============
Depreciation and Amortization:
  Aircraft Braking Systems.................  $ 14,785,000   $ 14,165,000   $ 15,285,000
  Engineered Fabrics.......................     2,104,000      1,963,000      1,983,000
                                             ------------   ------------   ------------
                                             $ 16,889,000   $ 16,128,000   $ 17,268,000
                                             ============   ============   ============
Capital Expenditures:
  Aircraft Braking Systems.................  $  4,245,000   $  9,092,000   $  8,757,000
  Engineered Fabrics.......................       804,000        714,000      1,600,000
                                             ------------   ------------   ------------
     Total segments........................     5,049,000      9,806,000     10,357,000
  Corporate................................         8,000         39,000         56,000
                                             ------------   ------------   ------------
                                             $  5,057,000   $  9,845,000   $ 10,413,000
                                             ============   ============   ============

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                                                            DECEMBER 31,
                                             ------------------------------------------
                                                 2001           2000           1999
                                             ------------   ------------   ------------
Total Assets:
  Aircraft Braking Systems.................  $338,636,000   $360,070,000   $360,490,000
  Engineered Fabrics.......................    60,451,000     59,235,000     55,055,000
                                             ------------   ------------   ------------
                                             $399,087,000   $419,305,000   $415,545,000
                                             ============   ============   ============

     The following reconciles the total assets for the reportable segments to the Company's consolidated assets:

                                                            DECEMBER 31,
                                             ------------------------------------------
                                                 2001           2000           1999
                                             ------------   ------------   ------------
Total Assets:
  Total assets for reportable segments.....  $399,087,000   $419,305,000   $415,545,000
  Deferred financing costs not allocated to
     segments..............................     4,463,000      6,143,000      7,898,000
  Corporate assets.........................       458,000        377,000        362,000
  Deferred tax asset not allocated to
     segments..............................            --      4,260,000     18,063,000
                                             ------------   ------------   ------------
     Consolidated Total....................  $404,008,000   $430,085,000   $441,868,000
                                             ============   ============   ============

     The following represents the Company's total sales by products:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                 2001           2000           1999
                                             ------------   ------------   ------------
Braking Systems............................  $304,919,000   $328,472,000   $313,475,000
Fuel tanks.................................    38,778,000     36,889,000     33,935,000
Other......................................    11,637,000     10,529,000      8,541,000
                                             ------------   ------------   ------------
                                             $355,334,000   $375,890,000   $355,951,000
                                             ============   ============   ============

     The following represents sales by geographic location:

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                 2001           2000           1999
                                             ------------   ------------   ------------
Sales:
  United States............................  $207,420,000   $226,082,000   $207,810,000
  Europe...................................    69,721,000     76,470,000     75,766,000
  Asia.....................................    39,075,000     35,255,000     34,052,000
  North America............................    23,908,000     23,567,000     19,429,000
  South America............................    12,203,000     10,000,000     14,105,000
  Australia................................     3,007,000      4,516,000      4,789,000
                                             ------------   ------------   ------------
                                             $355,334,000   $375,890,000   $355,951,000
                                             ============   ============   ============

     Sales are attributed to geographic location based on the location of the customer. Long-lived assets held outside of the United States were $239,000, $266,000 and $322,000 as of December 31, 2001, 2000 and 1999, respectively.

     The U.S. government accounted for approximately 21%, 17% and 15% of the Company's total sales for the years ended December 31, 2001, 2000 and 1999, respectively.

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

17.  SUBSEQUENT EVENT

     As stated in Note 2, the Company adopted SFAS No. 142 on January 1, 2002.

     The following table adjusts net income assuming the adoption of SFAS No. 142 at the beginning of the periods presented:

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2001          2000          1999
                                        -----------   -----------   -----------
Reported net income...................  $35,984,000   $63,985,000   $73,920,000
Add back goodwill amortization, net of
  tax.................................    3,465,000     4,954,000     3,665,000
                                        -----------   -----------   -----------
Adjusted net income...................  $39,449,000   $68,939,000   $77,585,000
                                        ===========   ===========   ===========

                    DEALER PROSPECTUS DELIVERY REQUIREMENTS

     Until March 13, 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              K&F INDUSTRIES, INC.

     All tendered original notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Requests for assistance and for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent.

                               The exchange agent
                           for the exchange offer is

                         U.S. BANK NATIONAL ASSOCIATION

                 By Facsimile (For Eligible Institutions Only):
                                 (617) 662-1452

                             Confirm by Telephone:
                        Johnnie Kindell, (617) 662-1553

                                    By Mail:
                         U.S. Bank National Association
                                  P.O. BOX 778
                                         Boston, Massachusetts 02110
                                   Attention: Corporate Trust Department
                                   5th Floor, Johnnie Kindell

                By Overnight Courier or Hand Delivery in Boston:
                         U.S. Bank National Association
                            Two Avenue de Lafayette
                          Boston, Massachusetts 02110
                     Attention: Corporate Trust Department
           5th Floor, Johnnie Kindell

                         By Hand Delivery in New York:
                         U.S. Bank National Association
                            61 Broadway, 15th Floor
                             Corporate Trust Window
                            New York, New York 10006